SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                               Amendment No. 14

                  Under the Securities Exchange Act of 1934

                            CAROLCO PICTURES INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  143763100
                    (CUSIP Number of Class of Securities)

                         New Carolco Investments B.V.
                        Parklaan 46, 3016 BC Rotterdam
                               The Netherlands
                          Attn: Hans J. Schutte
                            011-31-10-436-6344
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                           Brian J. McCarthy, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                      300 South Grand Avenue, Suite 3400
                      Los Angeles, California 90071-3144
                                (213) 687-5000

                                August 11, 1994
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following:
                                                            ( )

          Check the following box if a fee is being paid with this
          Statement:
                                                            ( )




     CUSIP No. 143763100                 13D

      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW CAROLCO INVESTMENTS B.V.
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  ( )
                                                       (b)  (X)

      (3)  SEC USE ONLY

      (4)  SOURCE OF FUNDS*

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            ( )
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands

                                             : (7)  SOLE VOTING POWER
                                             :          7,929,328
                                             : (8)  SHARED VOTING
      NUMBER OF SHARES BENEFICIALLY          :           0
      OWNED BY EACH REPORTING                :
      PERSON WITH                            : (9)  SOLE DISPOSITIVE
                                             :          7,929,328
                                             :(10)  SHARED DISPOSITIVE
                                             :           0

     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                      7,929,328

     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                            ( )
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      5.8%

     (14)  TYPE OF REPORTING PERSON*
               CO

     ___________________________________________________________


      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          MARIO F. KASSAR
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  ( )
                                                       (b)  (X)

      (3)  SEC USE ONLY

      (4)  SOURCE OF FUNDS*

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            ( )
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Dominican Republic

                                             : (7)  SOLE VOTING POWER
                                             :       12,356,232
                                             : (8)  SHARED VOTING
      NUMBER OF SHARES BENEFICIALLY          :           0
      OWNED BY EACH REPORTING                :
      PERSON WITH                            : (9)  SOLE DISPOSITIVE
                                             :       12,356,232
                                             :(10)  SHARED DISPOSITIVE
                                             :           0

     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                      12,356,232

     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                            ( )
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      8.7%

     (14)  TYPE OF REPORTING PERSON*
               IN

     ___________________________________________________________

                    This Amendment No. 14 to the Schedule 13D filed with the Commission on January 9, 1990 by the Reporting Persons, as amended by (a) Amendment No. 1 filed on January 22, 1990, (b) Amendment No. 2 filed on February 1, 1990, (c) Amendment No. 3 filed on March 19, 1990, (d) Amendment No. 4 filed on November 3, 1990, (e) Amendment No. 5 filed on January 12, 1991, (f) Amendment No. 6 filed on October 1, 1991, (g) Amendment No. 7 filed on November 13, 1991, (h) Amendment No. 8 filed on March 25, 1992, (i) Amendment No. 9 filed on April 8, 1992, (j) Amendment No. 10 filed on May 7, 1993, (k) Amendment No. 11 filed on May 26, 1993, (l) Amendment No. 12 filed on October 21, 1993 and (m) Amendment No. 13 filed on February 13, 1994 (as amended, the "Schedule 13D") is being filed to amend and supplement Items 3, 4, 5 and 6.

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the exhibits attached hereto is hereby expressly incorporated herein by reference and the responses to each item of this Amendment are qualified in their entirety by the provisions of such exhibits.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

                    Item 3 is hereby amended and supplemented as follows:

                    The information set forth in Item 4 hereof is hereby incorporated herein by reference.

          ITEM 4.   PURPOSE OF THE TRANSACTION.

                    Item 4 is hereby amended and supplemented as follows:

                    Pursuant to an Agreement and Plan of Merger, dated as of August 10, 1994, among LIVE Entertainment Inc. ("LIVE"), CPI and Carolco Acquisition Corp., a wholly owned subsidiary of LIVE ("CAC"), a copy of which is attached hereto as Exhibit 3 (the "Merger Agreement"), among other things, (i) CAC will be merged with and into CPI and CPI will become a wholly owned subsidiary of LIVE (the "Merger"), (ii) LIVE will be renamed "Carolco Entertainment Inc." ("CEI"), (iii) every 5.5 shares of Common Stock (subject to adjustments in certain events) will be converted into one share of common stock, par value $.01 per share, of CEI ("CEI Common Stock"), (iv) the Common Stock will be delisted from the New York Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (v) the board of directors of CEI will consist of 21 members as designated in the Merger Agreement, (vi) the management of CEI will be as designated in the Merger Agreement and (vii) the Certificate of Incorporation and Bylaws of each of CPI and LIVE will be amended as provided in the Merger Agreement.

                    As a condition to LIVE, CAC and CPI entering into the Merger Agreement, CPI requested and, on August 11, 1994, New CIBV agreed to enter into an Investor Representation Agreement, dated as of August 10, 1994 (the "Investor Representation Agreement"), a copy of which is attached hereto as Exhibit 4. In the Investor Representation Agreement, New CIBV (i) represented to LIVE and CPI that, as of August 10, 1994, it had no plan or intention to, and (ii) agreed that, prior to the effective date of the Merger (the "Effective Date"), it will not form a plan or intention to enter into an arrangement to sell, transfer or otherwise dispose of any shares of CEI Common Stock to be received in the Merger by New CIBV. The Investor Representation Agreement also provides, among other things, that New CIBV (i) on or prior to the Effective Date, will not sell, transfer or otherwise dispose of any of its shares of Common Stock;
          (ii) until the Effective Date, will not (A) grant a proxy with respect to, or otherwise encumber, any of its shares of Common Stock, (B) acquire any additional shares of Common Stock unless New CIBV executes an amendment whereby such additional shares become subject to the Investor Representation Agreement, (C) deposit any of its shares of Common Stock into a voting trust or similar arrangement; and (iii) will vote all of its shares of Common Stock in favor of the Merger and the transactions contemplated thereby. The Investor Representation Agreement terminates upon the earlier to occur of (i) the Effective Date and (ii) the termination of the Merger Agreement pursuant to its terms, but in no event later than December 31, 1994 unless an extension of such date is agreed to by New CIBV.

                    To permit CPI to proceed with certainty with the transactions contemplated by the Merger Agreement, on August 11, 1994, Mr. Kassar and CPI entered into a new employment agreement, dated as of August 10, 1994, a copy of which is attached hereto as Exhibit 5 (the "1994 Employment Agreement"), which amends and restates the May 1993 Agreement. Pursuant to the Merger Agreement and an Assumption Agreement, dated as of August 10, 1994, among CPI, LIVE and Mr. Kassar, a copy of which is attached hereto as Exhibit 6, as of the Effective Date, LIVE will assume each of the obligations of CPI under the 1994 Employment Agreement.

                    Concurrently with the execution of the 1994
          Employment Agreement, the Foreign Investors (or their affiliates), MGM Holdings, and New CIBV entered into a new stockholders agreement, the form of which is attached hereto as Exhibit 7 (the "1994 Stockholders Agreement"), which amends and restates the Stockholders Agreement.
          The 1994 Stockholders Agreement will be effective as of the Effective Date and, along with the provisions of the 1994 Employment Agreement and the Merger Agreement, sets forth, among other things, all agreements among Mr. Kassar, the Foreign Investors and MGM Holdings with respect to the corporate governance of CEI after the Effective Date. Pursuant to the 1994 Employment Agreement, Mr. Kassar acknowledged the corporate governance arrangements set forth therein and in the Merger Agreement and the 1994 Stockholders Agreement.
          The 1994 Stockholders Agreement also grants New CIBV the right to participate proportionately in certain sales or dispositions of securities of CEI by MGM Holdings and the Foreign Investors, subject to certain conditions.

                    Pursuant to the 1994 Employment Agreement, CPI agreed to use its best efforts to register under the Securities Act of 1933, as amended (the "Securities Act"), upon Mr. Kassar's demand (i) any unregistered shares of Common Stock that have been or will be issued to Mr. Kassar or his affiliates or (ii) any shares of CEI Common Stock that are subject to Rule 145 under the Securities Act that are issued to Mr. Kassar or his affiliates as a result of the Merger.

                    The 1994 Employment Agreement provides that all stock options to purchase Common Stock granted to Mr. Kassar in connection with the May 1993 Agreement are terminated. Simultaneously with the execution of the 1994 Employment Agreement, CPI and Mr. Kassar entered into a stock option agreement, a copy of which is attached hereto as Exhibit 8 (the "1994 Option Agreement"), which reflected a discretionary grant by a committee of the Board of Directors of CPI, all of whose members are "disinterested persons" as that term is defined in Rule 16b-3(c)(2)(i) under the Exchange Act, to Mr. Kassar of stock options to purchase 15,000,000 shares of Common Stock at $0.40615 per share, of which 2,941,170 are immediately exercisable and the remainder of which vest pro rata on a monthly basis during the term of the 1994 Employment Agreement. Pursuant to the 1994 Employment Agreement, in the event of certain changes in the Common Stock, the number and kind of shares subject to the stock options and the exercise price of stock options currently held by Mr. Kassar or his affiliates and to be received by Mr. Kassar pursuant to the 1994 Option Agreement will be appropriately adjusted. In addition, if any person other than Mr. Kassar is reissued or granted stock options in connection with the transactions contemplated by the Merger Agreement at an exercise price less than $0.40625 per share (prior to adjustment thereunder), then the stock options granted to Mr. Kassar under the 1994 Option Agreement shall be reissued, regranted or reset, at Mr. Kassar's election, at such lower price.

                    On August 11, 1994, Mr. Kassar, New CIBV,
          Clorenda and each of the Foreign Investors entered into a Second Amendment to Inducement Agreement, dated as of August 10, 1994, the form of which is attached hereto as
          Exhibit 9, pursuant to which New CIBV issued a second amended and restated non-recourse secured promissory note in the principal amount of $3,655,406 to each of the Foreign Investors, a copy of which is attached hereto as
          Exhibit 10, 11 and 12, respectively.

                    Mr. Kassar may be deemed to own beneficially the shares of Common Stock owned by New CIBV. All of the capital stock of New CIBV is owned by Clorenda, which in turn is 50.1% owned by The Kassar Family Trust, which benefits certain members of Mr. Kassar's family, and 49.9% owned by Canora A.V.V., a corporation organized under the laws of Aruba, which is owned 100% by Mr. Kassar.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5 is hereby amended and supplemented as follows:

                    The information set forth in Item 4 hereof is hereby incorporated herein by reference.

                    New CIBV may be deemed to beneficially own
          7,929,328 shares of Common Stock, or 5.8% of the shares of Common Stock outstanding. This percentage is based on 137,687,728 shares of Common Stock outstanding as of June 30, 1994. New CIBV may be deemed to have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 7,929,328 shares of Common Stock.

                    Mr. Kassar may be deemed to beneficially own
          12,356,232 shares of Common Stock, including (i) 4,426,904 shares of Common Stock that are issuable upon the exercise of vested options or options that vest within 60 days of August 11, 1994 in favor of Mr. Kassar and (ii) 7,929,328 shares of Common Stock that are owned of record by New CIBV, or 8.7% of the shares of Common Stock outstanding. This percentage is based on 142,114,632 shares of Common Stock, the aggregate of the shares of Common Stock outstanding as of June 30, 1994 and the shares of Common Stock that are issuable upon the exercise of vested options or options that vest within 60 days of August 11, 1994 in favor of Mr. Kassar. Mr. Kassar may be deemed to have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 12,356,232 shares of Common Stock.

                    On each of February 28, 1994, March 31, 1994, April 30, 1994, May 31, 1994, June 30, 1994 and July 31,
          1994, 294,117 options in favor of Mr. Kassar become immediately exercisable. In addition, 822,500 options in favor of Mr. Kassar became immediately exercisable on April 20, 1994.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    Item 3 is hereby amended and supplemented as follows:

                    The information set forth in Items 4 and 5 hereof is hereby incorporated herein by reference.

                    Other than as set forth in the Stockholders
          Agreement and the 1994 Stockholders Agreement, the Reporting Persons have no agreements with other parties to either vote or to act in concert with respect to CPI or CEI.

          ITEM 7.   INFORMATION TO BE FILED AS EXHIBITS.

          Exhibit        Description

             2           Joint Filing Agreement between the
                         Reporting Persons pursuant to Rule 13d-
                         1(f)(1)(iii)

             3 Agreement and Plan of Merger, dated as of August 10, 1994, by and among LIVE
                         Entertainment Inc., Carolco Pictures Inc.
                         and Carolco Acquisition Corp.

             4 Investor Representation Agreement, dated as of August 10, 1994, between New Carolco Investments B.V. and Carolco Pictures Inc.

             5           Employment Agreement, dated as of August
                         10, 1994, between Mario F. Kassar and
                         Carolco Pictures Inc.

             6           Assumption Agreement, dated as of August
                         10, 1994, among Mario F. Kassar, Carolco
                         Pictures Inc. and LIVE Entertainment Inc.

             7 Form of Stockholders Agreement, dated as of August 10, 1994, by and among Pioneer LDCA, Inc., Cinepole Productions B.V., RCS Video International Services B.V., MGM Holdings Corporation and New Carolco Investments B.V.

             8           Option Agreement, dated as of August 10,
                         1994, between Mario F. Kassar and Carolco
                         Pictures Inc.

             9 Form of Second Amendment to Inducement Agreement, dated as of August 10, 1994, among New Carolco Investments B.V., Clorenda Corporation A.V.V., Mario F. Kassar, Le Studio Canal+, Pioneer LDCA, Inc. and RCS Video International Services B.V.

             10          Second Amended and Restated Non-recourse
                         Secured Promissory Note, dated July 31,
                         1994, made by New Carolco Investments B.V.
                         in favor of Le Studio Canal+

             11          Second Amended and Restated Non-recourse
                         Secured Promissory Note, dated July 31,
                         1994, made by New Carolco Investments B.V.
                         in favor of Pioneer LDCA, Inc.

             12          Second Amended and Restated Non-recourse
                         Secured Promissory Note, dated July 31,
                         1994, made by New Carolco Investments B.V.
                         in favor of RCS Video Services
                         International B.V.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: August 15, 1994

                              NEW CAROLCO INVESTMENTS B.V.

                              By:/s/ Arie Mout
                                       Arie Mout
                                   Managing Director

                                /s/ Mario F. Kassar
                                    Mario F. Kassar




                                EXHIBIT INDEX

          Exhibit        Description

             2           Joint Filing Agreement
                         between the Reporting
                         Persons pursuant to Rule
                         13d-1(f)(1)(iii)

             3           Agreement and Plan of
                         Merger, dated as of August
                         10, 1994, by and among LIVE
                         Entertainment Inc., Carolco
                         Pictures Inc. and Carolco
                         Acquisition Corp.

             4           Investor Representation
                         Agreement, dated as of
                         August 10, 1994, between
                         New Carolco Investments
                         B.V. and Carolco Pictures
                         Inc.

             5           Employment Agreement, dated
                         as of August 10, 1994,
                         between Mario F. Kassar and
                         Carolco Pictures Inc.

             6           Assumption Agreement, dated
                         as of August 10, 1994,
                         among Mario F. Kassar,
                         Carolco Pictures Inc. and
                         LIVE Entertainment Inc.

             7           Form of Stockholders
                         Agreement, dated as of
                         August 10, 1994, by and
                         among Pioneer LDCA, Inc.,
                         Cinepole Productions B.V.,
                         RCS Video International
                         Services B.V., MGM Holdings
                         Corporation and New Carolco
                         Investments B.V.

             8           Option Agreement, dated as
                         of August 10, 1994, between
                         Mario F. Kassar and Carolco
                         Pictures Inc.

             9           Form of Second Amendment to
                         Inducement Agreement, dated
                         as of August 10, 1994,
                         among New Carolco
                         Investments B.V., Clorenda
                         Corporation A.V.V., Mario
                         F. Kassar, Le Studio
                         Canal+, Pioneer LDCA, Inc.
                         and RCS Video International
                         Services B.V.

             10          Second Amended and Restated
                         Non-recourse Secured
                         Promissory Note, dated July
                         31, 1994, made by New
                         Carolco Investments B.V. in
                         favor of Le Studio Canal+

             11          Second Amended and Restated
                         Non-recourse Secured
                         Promissory Note, dated July
                         31, 1994, made by New
                         Carolco Investments B.V. in
                         favor of Pioneer LDCA, Inc.

             12          Second Amended and Restated
                         Non-recourse Secured
                         Promissory Note, dated July
                         31, 1994, made by New
                         Carolco Investments B.V. in
                         favor of RCS Video Services
                         International B.V.

          __________________________________________________________

                                                          EXHIBIT 2

                            Joint Filing Agreement

                    In accordance with Rule 13d-1(f) of the
          Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Carolco Pictures Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          Dated:  August 15, 1994

                                   NEW CAROLCO INVESTMENTS B.V.

                                   By:  /s/ Arie Mout
                                        Arie Mout
                                        Managing Director

                                   /s/ Mario F. Kassar
                                          Mario F. Kassar

          __________________________________________________________

                                                          EXHIBIT 3

                         AGREEMENT AND PLAN OF MERGER

                         DATED AS OF AUGUST 10, 1994

                                 BY AND AMONG

                           LIVE ENTERTAINMENT INC.

                          CAROLCO ACQUISITION CORP.

                                     AND

                            CAROLCO PICTURES INC.


                              TABLE OF CONTENTS

                                                               PAGE

                                  ARTICLE 1

                                  THE MERGER  . . . . . . . . .   2
               Section 1.1    The Merger. . . . . . . . . . . .   2
               Section 1.2    Effective Date of the Merger;
                    Closing.  . . . . . . . . . . . . . . . . .   2

                                  ARTICLE 2

                          THE SURVIVING CORPORATION . . . . . .   2
               Section 2.1    Certificate of Incorporation. . .   2
               Section 2.2    Bylaws. . . . . . . . . . . . . .   2
               Section 2.3    Board of Directors and
                    Officers. . . . . . . . . . . . . . . . . .   3

                                  ARTICLE 3

                 CHANGES AT LIVE AT OR BEFORE EFFECTIVE DATE  .   3
               Section 3.1    Certificate of Incorporation. . .   3
               Section 3.2    Bylaws. . . . . . . . . . . . . .   3
               Section 3.3    Board of Directors and
                    Officers. . . . . . . . . . . . . . . . . .   4
               Section 3.4    LIVE Home Video Inc.  . . . . . .   4

                                  ARTICLE 4

              CONVERSION AND EXCHANGE OF SHARES AND CERTIFICATES
                                                                       4
               Section 4.1    Conversion. . . . . . . . . . . .   4
               Section 4.2    LIVE to Make Certificates
                    Available.  . . . . . . . . . . . . . . . .   6
               Section 4.3    Dividends; Transfer Taxes.  . . .   8
               Section 4.4    No Further Ownership Rights in
                    Carolco Common Stock. . . . . . . . . . . .   9
               Section 4.5    Closing of Carolco Transfer
                    Books.  . . . . . . . . . . . . . . . . . .   9

                                  ARTICLE 5

                    REPRESENTATIONS AND WARRANTIES OF LIVE  . .  10
               Section 5.1    Organization, Standing and
                    Power.  . . . . . . . . . . . . . . . . . .  10
               Section 5.2    Subsidiaries. . . . . . . . . . .  10
               Section 5.3    Capital Structure and
                    Commitments.  . . . . . . . . . . . . . . .  11
               Section 5.4    Authority; Non-Contravention. . .  12
               Section 5.5    LIVE SEC Documents. . . . . . . .  14
               Section 5.6    No Material Adverse Change. . . .  15
               Section 5.7    Absence of Undisclosed
                    Liabilities.  . . . . . . . . . . . . . . .  15
               Section 5.8    Absence of Certain Events.  . . .  15
               Section 5.9    No Solicitation . . . . . . . . .  15
               Section 5.10   Registration Statement and Proxy
                    Statement.  . . . . . . . . . . . . . . . .  16
               Section 5.11   Reorganization. . . . . . . . . .  16
               Section 5.12   Litigation. . . . . . . . . . . .  16
               Section 5.13   Loan Agreements, Customers and
                    Suppliers.  . . . . . . . . . . . . . . . .  16
               Section 5.14   Permits.  . . . . . . . . . . . .  17
               Section 5.15   Absence of Changes in LIVE
                    Benefit Plans.  . . . . . . . . . . . . . .  17
               Section 5.16   Intellectual Property.  . . . . .  18
               Section 5.17   Environmental Matters.  . . . . .  18
               Section 5.18   Taxes.  . . . . . . . . . . . . .  18
               Section 5.19   Foreign Corrupt Practices Act.  .  19
               Section 5.20   Brokers.  . . . . . . . . . . . .  19
               Section 5.21   Officers, Directors and Key
                    Employees.  . . . . . . . . . . . . . . . .  19
               Section 5.22   State Takeover Statutes.  . . . .  19
               Section 5.23   Insurance.  . . . . . . . . . . .  20
               Section 5.24   Title to Properties and Related
                    Matters.  . . . . . . . . . . . . . . . . .  20
               Section 5.25   Accuracy of LIVE Disclosure.  . .  20

                                  ARTICLE 6

                  REPRESENTATIONS AND WARRANTIES OF CAROLCO . .  21
               Section 6.1    Organization, Standing and
                    Power.  . . . . . . . . . . . . . . . . . .  21
               Section 6.2    Subsidiaries. . . . . . . . . . .  21
               Section 6.3    Capital Structure and
                    Commitments.  . . . . . . . . . . . . . . .  21
               Section 6.4    Authority; Non-Contravention. . .  23
               Section 6.5    Carolco SEC Documents.  . . . . .  24
               Section 6.6    No Material Adverse Change. . . .  25
               Section 6.7    Absence of Undisclosed
                    Liabilities.  . . . . . . . . . . . . . . .  25
               Section 6.8    Absence of Certain Events.  . . .  25
               Section 6.9    No Solicitation . . . . . . . . .  25
               Section 6.10   Registration Statement and Proxy
                    Statement.  . . . . . . . . . . . . . . . .  26
               Section 6.11   Reorganization. . . . . . . . . .  26
               Section 6.12   Litigation. . . . . . . . . . . .  26
               Section 6.13   Loan Agreements, Customers and
                    Suppliers.  . . . . . . . . . . . . . . . .  26
               Section 6.14   Permits.  . . . . . . . . . . . .  27
               Section 6.15   Absence of Changes in Carolco
                    Benefit Plans.  . . . . . . . . . . . . . .  27
               Section 6.16   Intellectual Property.  . . . . .  27
               Section 6.17   Environmental Matters.  . . . . .  28
               Section 6.18   Taxes.  . . . . . . . . . . . . .  28
               Section 6.19   Foreign Corrupt Practices Act.  .  28
               Section 6.20   Brokers.  . . . . . . . . . . . .  28
               Section 6.21   Officers, Directors and Key
                    Employees.  . . . . . . . . . . . . . . . .  29
               Section 6.22   State Takeover Statutes.  . . . .  29
               Section 6.23   Insurance.  . . . . . . . . . . .  29
               Section 6.24   Title to Properties and Related
                    Matters.  . . . . . . . . . . . . . . . . .  29
               Section 6.25   Accuracy of Carolco Disclosure. .  30

                                  ARTICLE 7

                 REPRESENTATIONS AND WARRANTIES REGARDING CAC .  30
               Section 7.1    Organization and Standing.  . . .  30
               Section 7.2    Capital Structure.  . . . . . . .  30
               Section 7.3    Authority.  . . . . . . . . . . .  31

                                  ARTICLE 8

                  COVENANTS RELATING TO CONDUCT OF BUSINESS . .  31
               Section 8.1    Conduct of Business by LIVE
                    Pending the Merger. . . . . . . . . . . . .  31
               Section 8.2    Conduct of Business by Carolco
                    Pending the Merger. . . . . . . . . . . . .  35
               Section 8.3    Competing Offers  . . . . . . . .  39
               Section 8.4    Reorganization. . . . . . . . . .  39
               Section 8.5    Conduct of Business of CAC
                    Pending the Merger. . . . . . . . . . . . .  40
               Section 8.6    Update of LIVE LETTER and
                    CAROLCO LETTER. . . . . . . . . . . . . . .  40
               Section 8.7    Bringdown of Fairness Opinion.  .  40

                                  ARTICLE 9

                            ADDITIONAL AGREEMENTS . . . . . . .  40
               Section 9.1    Carolco and LIVE Stockholder
                    Approvals.  . . . . . . . . . . . . . . . .  40
               Section 9.2    Registration Statement and Proxy
                    Statement . . . . . . . . . . . . . . . . .  41
               Section 9.3    Amendment to Indentures . . . . .  42
               Section 9.4    Listing Application.  . . . . . .  43
               Section 9.5    Access to Information.  . . . . .  43
               Section 9.6    Affiliates  . . . . . . . . . . .  43
               Section 9.7    Fees and Expenses.  . . . . . . .  43
               Section 9.8    Carolco Stock Options.  . . . . .  44
               Section 9.9    Other Obligations of Carolco and
                    LIVE  . . . . . . . . . . . . . . . . . . .  45
               Section 9.10   Registration Rights.  . . . . . .  46
               Section 9.11   Best Efforts. . . . . . . . . . .  46
               Section 9.12   Public Announcements. . . . . . .  47
               Section 9.13   State Takeover Laws.  . . . . . .  47
               Section 9.14   Indemnification.  . . . . . . . .  47
               Section 9.15   [Intentionally Deleted.]  . . . .  48
               Section 9.16   [Intentionally Deleted.]  . . . .  48
               Section 9.17   LIVE Rights.  . . . . . . . . . .  48
               Section 9.18 Continuation of Business or
                    Business Assets.  . . . . . . . . . . . . .  48

                                  ARTICLE 10

                             CONDITIONS PRECEDENT . . . . . . .  48

               Section 10.1   Conditions to Each Party's
                    Obligation to Effect the Merger.  . . . . .  48
               Section 10.2   Conditions to Obligation of
                    Carolco to Effect the Merger. . . . . . . .  50
               Section 10.3   Conditions to Obligations of
                    LIVE and CAC to Effect the Merger.  . . . .  52

                                  ARTICLE 11

                      TERMINATION, AMENDMENT AND WAIVER . . . .  53
               Section 11.1   Termination.  . . . . . . . . . .  53
               Section 11.2   Effect of Termination.  . . . . .  55
               Section 11.3   Amendment.  . . . . . . . . . . .  55
               Section 11.4   Waiver. . . . . . . . . . . . . .  55
               Section 11.5   Approval by LIVE Special
                    Committee . . . . . . . . . . . . . . . . .  56

                                  ARTICLE 12

                              GENERAL PROVISIONS  . . . . . . .  56
               Section 12.1   Non-Survival of Representations
                    and Warranties. . . . . . . . . . . . . . .  56
               Section 12.2   Notices.  . . . . . . . . . . . .  56
               Section 12.3   Interpretation. . . . . . . . . .  60
               Section 12.4   Counterparts. . . . . . . . . . .  60
               Section 12.5   Entire Agreement; No Third-Party
                    Beneficiaries.  . . . . . . . . . . . . . .  60
               Section 12.6   Governing Law.  . . . . . . . . .  60
               Section 12.7   Assignment. . . . . . . . . . . .  60

          Glossary

          Amended and Restated Carolco 5% Indenture . . . . . .  45
          Amended and Restated Standby Purchase and Investment
          Agreement . . . . . . . . . . . . . . . . . . . . . .  45
          1986 Plan . . . . . . . . . . . . . . . . . . . . . .  44
          1989 Plan . . . . . . . . . . . . . . . . . . . . . .  44
          Advisory Committee  . . . . . . . . . . . . . . . . .  13
          Affiliates  . . . . . . . . . . . . . . . . . . . . .  43
          Agreement . . . . . . . . . . . . . . . . . . . . . . . 1
          Amended and Restated Bylaws of Carolco  . . . . . . . . 3
          Amended and Restated Bylaws of LIVE . . . . . . . . . . 3
          Amended and Restated Certificate of Incorporation of
          LIVE  . . . . . . . . . . . . . . . . . . . . . . . . . 3
          Average Trading Price . . . . . . . . . . . . . . . . . 5
          blue sky  . . . . . . . . . . . . . . . . . . . . . .  14
          CAC . . . . . . . . . . . . . . . . . . . . . . . . . . 1
          CAC Common Stock  . . . . . . . . . . . . . . . . . . . 6
          Carolco . . . . . . . . . . . . . . . . . . . . . . . . 1
          Carolco 5% Notes  . . . . . . . . . . . . . . . . . .  22
          Carolco 7% Notes  . . . . . . . . . . . . . . . . . .  22
          Carolco 11.5%/10% Notes . . . . . . . . . . . . . . .  45
          Carolco 13% Notes . . . . . . . . . . . . . . . . . .  45
          Carolco 13%/12% Notes . . . . . . . . . . . . . . . .  45
          Carolco Balance Sheet . . . . . . . . . . . . . . . .  25
          Carolco Benefit Plans . . . . . . . . . . . . . . . .  27
          Carolco Common Certificates . . . . . . . . . . . . . . 6
          Carolco Common Stock  . . . . . . . . . . . . . . . . . 1
          Carolco Entertainment Inc.  . . . . . . . . . . . . . . 3
          Carolco Investors . . . . . . . . . . . . . . . . . .  23
          CAROLCO LETTER  . . . . . . . . . . . . . . . . . . .  21
          Carolco Preferred Stock . . . . . . . . . . . . . . . . 1
          Carolco Proprietary Rights  . . . . . . . . . . . . .  27
          Carolco Registration Rights Agreements  . . . . . . .  23
          Carolco SEC Documents . . . . . . . . . . . . . . . .  24
          Carolco Series A Preferred Stock  . . . . . . . . . . . 6
          Carolco Stock Plans . . . . . . . . . . . . . . . . .  44
          Carolco Stockholder Meeting . . . . . . . . . . . . .  40
          Certificate . . . . . . . . . . . . . . . . . . . . . . 8
          Certificate of Merger . . . . . . . . . . . . . . . . . 2
          Chemical  . . . . . . . . . . . . . . . . . . . . . .  13
          Chemical Fairness Opinion . . . . . . . . . . . . . .  13
          Cinepole  . . . . . . . . . . . . . . . . . . . . . .  13
          Closing . . . . . . . . . . . . . . . . . . . . . . . . 2
          Code  . . . . . . . . . . . . . . . . . . . . . . . . . 1
          competing proposal  . . . . . . . . . . . . . . . . .  44
          Constituent Corporations  . . . . . . . . . . . . . . . 1
          Contingent Payment Rights . . . . . . . . . . . . . .  12
          control share acquisition . . . . . . . . . . . . . .  19
          D&O Insurance . . . . . . . . . . . . . . . . . . . .  47
          date hereof . . . . . . . . . . . . . . . . . . . . .  60
          date of this Agreement, . . . . . . . . . . . . . . .  60
          DGCL  . . . . . . . . . . . . . . . . . . . . . . . . . 2
          Effective Date  . . . . . . . . . . . . . . . . . . . . 2
          Environmental Laws  . . . . . . . . . . . . . . . . .  18
          ERISA . . . . . . . . . . . . . . . . . . . . . . . .  18
          Exchange Act  . . . . . . . . . . . . . . . . . . . .  14
          Exchange Agent  . . . . . . . . . . . . . . . . . . . . 6
          Exchange Ratio  . . . . . . . . . . . . . . . . . . . . 5
          fair price  . . . . . . . . . . . . . . . . . . . . .  19
          Governmental Entity . . . . . . . . . . . . . . . . .  14
          HSR Act . . . . . . . . . . . . . . . . . . . . . . .  14
          include . . . . . . . . . . . . . . . . . . . . . . .  60
          indebtedness  . . . . . . . . . . . . . . . . . . . .  17
          Investor Representation Agreement . . . . . . . . . .  13
          Letter  . . . . . . . . . . . . . . . . . . . . . . .  40
          LHV . . . . . . . . . . . . . . . . . . . . . . . . . . 4
          LHV Bylaws  . . . . . . . . . . . . . . . . . . . . . . 4
          LIVE  . . . . . . . . . . . . . . . . . . . . . . . . . 1
          LIVE 12% Indenture  . . . . . . . . . . . . . . . . .  42
          LIVE 12% Notes  . . . . . . . . . . . . . . . . . . .  32
          LIVE Balance Sheet  . . . . . . . . . . . . . . . . .  15
          LIVE Benefit Plans  . . . . . . . . . . . . . . . . .  18
          LIVE Common Stock . . . . . . . . . . . . . . . . . . . 4
          LIVE Credit Facility  . . . . . . . . . . . . . . . .  52
          LIVE Increasing Rate Notes  . . . . . . . . . . . . .  42
          LIVE Increasing Rate Notes Indenture  . . . . . . . .  42
          LIVE Investors  . . . . . . . . . . . . . . . . . . .  13
          LIVE LETTER . . . . . . . . . . . . . . . . . . . . .  10
          LIVE Preferred Stock  . . . . . . . . . . . . . . . . . 9
          LIVE Proprietary Rights . . . . . . . . . . . . . . .  18
          LIVE Registration Rights Agreements . . . . . . . . .  12
          LIVE Right  . . . . . . . . . . . . . . . . . . . . .  11
          LIVE Rights Agreement . . . . . . . . . . . . . . . .  11
          LIVE SEC Documents  . . . . . . . . . . . . . . . . .  14
          LIVE Series A Common Stock  . . . . . . . . . . . . .  11
          LIVE Series D Preferred Stock . . . . . . . . . . . . . 6
          LIVE Series B Preferred Stock . . . . . . . . . . . .  11
          LIVE Series C Preferred Stock . . . . . . . . . . . . . 6
          LIVE Series R Preferred Stock . . . . . . . . . . . .  11
          LIVE Special Committee  . . . . . . . . . . . . . . .  13
          LIVE Stockholder Meeting  . . . . . . . . . . . . . .  41
          Mailing . . . . . . . . . . . . . . . . . . . . . . . . 8
          Material Adverse Change . . . . . . . . . . . . . . .  10
          Material Adverse Effect . . . . . . . . . . . . . . .  10
          Merger  . . . . . . . . . . . . . . . . . . . . . . . . 1
          MGM . . . . . . . . . . . . . . . . . . . . . . . . .  45
          MGM Distribution Agreements . . . . . . . . . . . . .  45
          moratorium  . . . . . . . . . . . . . . . . . . . . .  19
          New Carolco Entertainment Inc. Registration Rights
          Agreement . . . . . . . . . . . . . . . . . . . . . .  46
          New LIVE Certificates . . . . . . . . . . . . . . . . . 7
          New Plan  . . . . . . . . . . . . . . . . . . . . . .  44
          New Stock Option  . . . . . . . . . . . . . . . . . .  44
          offer . . . . . . . . . . . . . . . . . . . . . . . .  39
          Old LIVE Certificates . . . . . . . . . . . . . . . . . 7
          Option Registration Statement . . . . . . . . . . . .  42
          Pay-Per-View Shares . . . . . . . . . . . . . . . . .  22
          Pioneer . . . . . . . . . . . . . . . . . . . . . . .  13
          Plan Option . . . . . . . . . . . . . . . . . . . . .  44
          Proxy Statement . . . . . . . . . . . . . . . . . . .  16
          RCS . . . . . . . . . . . . . . . . . . . . . . . . .  13
          Registration Statement  . . . . . . . . . . . . . . .  16
          Restated Certificate of Incorporation of Carolco  . . . 2
          Restated Certificate of Incorporation of LIVE . . . . . 3
          Securities Act  . . . . . . . . . . . . . . . . . . .  14
          Seidler . . . . . . . . . . . . . . . . . . . . . . .  23
          Seidler Fairness Opinion  . . . . . . . . . . . . . .  23
          Series A Certificates . . . . . . . . . . . . . . . . . 7
          Series C Certificate of Designations  . . . . . . . . . 6
          Significant Carolco Employees . . . . . . . . . . . .  29
          Significant LIVE Employees  . . . . . . . . . . . . .  19
          Stockholder Meetings  . . . . . . . . . . . . . . . .  41
          Strawberries  . . . . . . . . . . . . . . . . . . . .  10
          Subsidiary  . . . . . . . . . . . . . . . . . . . . .  10
          Surviving Corporation . . . . . . . . . . . . . . . . . 2
          takeover proposal . . . . . . . . . . . . . . . . . .  39
          TCI Purchase Agreement  . . . . . . . . . . . . . . .  22
          Trading Day . . . . . . . . . . . . . . . . . . . . . . 6
          Trading Price . . . . . . . . . . . . . . . . . . . . . 5
          VCL . . . . . . . . . . . . . . . . . . . . . . . . .  10
          without limitation. . . . . . . . . . . . . . . . . .  60


          Exhibits

               Exhibit 1.2         Certificate of Merger
               Exhibit 2.1         Restated Certificate of
                                   Incorporation of Carolco
               Exhibit 2.2         Amended and Restated Bylaws of
                                   Carolco
               Exhibit 2.3         Board of Directors of Carolco at
                                   Effective Date
               Exhibit 3.1         Amended and Restated Certificate
                                   of Incorporation of Carolco
                                   Entertainment Inc.
               Exhibit 3.2 Amended and Restated Bylaws of Carolco Entertainment Inc.
               Exhibit 3.3A        Board of Directors and
                                   Committees of Carolco
                                   Entertainment Inc. at Effective
                                   Date
               Exhibit 3.3B        Officers of Carolco
                                   Entertainment Inc. at Effective
                                   Date
               Exhibit 3.4         Amended Bylaws of LHV
               Exhibit 5.3A        Warrant Agreements and Options
                                   for LIVE Common Stock
               Exhibit 5.3B        LIVE Registration Rights
                                   Agreements
               Exhibit 5.4(c)      Investor Representation
                                   Agreement
               Exhibit 6.3A        Options for Carolco Common Stock
               Exhibit 6.3B        Carolco Registration Rights
                                   Agreements
               Exhibit 9.3(a)      Amendment to LIVE 12% Indenture
               Exhibit 9.3(b)      Amendment to LIVE Increasing
                                   Rate Notes Indenture
               Exhibit 9.8(d)      1994 Stock Option and Stock
                                   Appreciation Rights Plan
               Exhibit 9.9(a) Assumption Agreement with respect to Carolco-Mario Kassar Employment Agreement
               Exhibit 9.9(b)      Amended and Restated Carolco 5%
                                   Indenture
               Exhibit 9.9(c)      Amended and Restated Standby
                                   Purchase and Investment
                                   Agreement with respect to the
                                   Carolco 7% Notes
               Exhibit 9.9(d) First Supplemental Indenture with respect to the Carolco
                                   11.5%/10% Notes
               Exhibit 9.9(e) First Supplemental Indenture with respect to the Carolco
                                   13%/12% Notes
               Exhibit 9.9(f) First Supplemental Indenture with respect to the Carolco 13% Notes
               Exhibit 9.9(g) Assumption Agreement with respect to the MGM Distribution Agreements
               Exhibit 9.9(h)      Assumption Agreement with
                                   respect to RCS Agreements
               Exhibit 9.9(i) Assumption Agreement with respect to Canal+ Agreements
               Exhibit 9.9(j) Assumption Agreement with respect to Pioneer Agreements
               Exhibit 9.10        New Carolco Entertainment Inc.
                                   Registration Rights Agreement
               Exhibit 10.1(f)     Terms of Aggregate Working
                                   Capital Commitments
               Exhibit 10.2(d)     Form of Opinion of Counsel to
                                   LIVE and CAC
               Exhibit 10.3(d)     Form of Opinion of Counsel
                                   to Carolco


                         AGREEMENT AND PLAN OF MERGER

               AGREEMENT AND PLAN OF MERGER, dated as of August 10, 1994 (this "Agreement"), by and among LIVE Entertainment Inc., a Delaware corporation ("LIVE"), Carolco Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of LIVE ("CAC"), and Carolco Pictures Inc., a Delaware corporation ("Carolco") (CAC and Carolco being hereinafter collectively referred to as the "Constituent Corporations").

                             W I T N E S S E T H:

               WHEREAS, LIVE is a corporation duly organized and existing under the laws of the State of Delaware with an authorized capitalization as set forth in Section 5.3 hereof;

               WHEREAS, Carolco is a corporation duly organized and existing under the laws of the State of Delaware with an authorized capitalization as set forth in Section 6.3 hereof;

               WHEREAS, CAC is a corporation duly organized and existing under the laws of the State of Delaware with an authorized capitalization as set forth in Section 7.2 hereof and is a wholly-owned subsidiary of LIVE;

               WHEREAS, the respective Boards of Directors of LIVE, CAC and Carolco have approved and declared fair to and in the best interests of their respective corporations and stockholders, and LIVE acting as the sole stockholder of CAC has approved, the merger of CAC with and into Carolco (the "Merger"), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of the common stock, par value $.01 per share, of Carolco ("Carolco Common Stock") and each issued and outstanding share of the preferred stock, par value $1.00 per share, of Carolco ("Carolco Preferred Stock"), will be cancelled and converted into the right to receive such consideration as is hereinafter described;

               WHEREAS, for federal income tax purposes, the parties hereto intend that the Merger shall qualify as a tax free reorganization within the meaning of the Internal Revenue Code of 1986, as amended (the "Code");

               WHEREAS, LIVE, CAC and Carolco desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

               NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:


                                  ARTICLE 1

                                  THE MERGER

               SECTION 1.1 THE MERGER. At the Effective Date (as defined in Section 1.2), CAC shall be merged with and into Carolco in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL") with Carolco as the surviving corporation in the Merger (the "Surviving Corporation"), the separate existence of CAC shall thereupon cease, and Carolco, as the Surviving Corporation, shall continue its corporate existence under the laws of the State of Delaware. From and after the Effective Date, the Merger shall have all the effects provided in Section 259(a) of the DGCL.

               SECTION 1.2    EFFECTIVE DATE OF THE MERGER;
          CLOSING.

                    (a) The Merger shall become effective when a properly executed Certificate of Merger in the form attached hereto as Exhibit 1.2 is duly filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the "Certificate of Merger"), which filing shall be made as soon as practicable after the Closing hereinafter contemplated; provided, however, that, upon mutual consent of the Constituent Corporations, the Certificate of Merger may provide for a later date and time of effectiveness of the Merger in accordance with the DGCL, in which case the Merger shall become effective at the date and time specified in the Certificate of Merger. When used in this Agreement, the term "Effective Date" shall mean the date and time at which such actions are completed and such Merger becomes effective.

                    (b)  The closing of the transactions
          contemplated by this Agreement (the "Closing") shall take place (i) at the offices of Sidley & Austin, 2049 Century Park East, Los Angeles, California, at 10:00 A.M. local time on the later of (A) the next business day after the date of the later of the stockholders' meetings referred to in Section 9.1 and (B) the day on which the last of the conditions set forth in Article 9 is fulfilled or waived or (ii) at such other time and place as LIVE and Carolco shall agree.

                                  ARTICLE 2

                          THE SURVIVING CORPORATION

               SECTION 2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Carolco as in effect immediately prior to the Effective Date ("Restated Certificate of Incorporation of Carolco"), attached hereto as Exhibit 2.1, as amended by the Certificate of Merger, at and after the Effective Date shall become the Certificate of Incorporation of the Surviving Corporation unless and until thereafter amended in accordance with its terms and applicable law.

               SECTION 2.2 BYLAWS. At or immediately prior to the Effective Date, the Board of Directors of Carolco shall repeal the Bylaws of Carolco as in effect immediately prior to the Effective Date and adopt new Bylaws ("Amended and Restated Bylaws of Carolco") substantially in the form attached hereto as Exhibit 2.2 and at and after the Effective Date, such Amended and Restated Bylaws of Carolco shall become the Bylaws of the Surviving Corporation, and shall continue in full force as the Bylaws of the Surviving Corporation until amended or repealed in accordance with the terms of the Bylaws and the Certificate of Incorporation of the Surviving Corporation and in accordance with applicable law.

               SECTION 2.3 BOARD OF DIRECTORS AND OFFICERS. At the Effective Date, the members of the Board of Directors of Carolco shall resign from their positions as and cease being directors of Carolco, and the persons named on
          Exhibit 2.3 shall become the directors of the Surviving Corporation, each of whom shall serve until the earlier of his resignation or removal or until his respective successor is duly elected and qualified in accordance with the terms of the Bylaws and the Certificate of Incorporation of the Surviving Corporation as then in effect and in accordance with applicable law. At the Effective Date, the officers of Carolco immediately prior to the Effective Date shall become the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the terms of the Bylaws and the Certificate of Incorporation of the Surviving Corporation as then in effect and in accordance with applicable law.

                                  ARTICLE 3

                 CHANGES AT LIVE AT OR BEFORE EFFECTIVE DATE

               SECTION 3.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of LIVE as in effect immediately prior to the Effective Date ("Restated Certificate of Incorporation of LIVE") shall be amended and, immediately before the Effective Date, the Restated Certificate of Incorporation of LIVE, as amended ("Amended and Restated Certificate of Incorporation of LIVE") substantially in the form attached hereto as
          Exhibit 3.1 shall be filed with the Secretary of State of the State of Delaware. At and after the Effective Date, the Amended and Restated Certificate of Incorporation of LIVE shall continue in full force as the Certificate of Incorporation of LIVE unless and until thereafter amended in accordance with its terms and applicable law. At the Effective Date, pursuant to the Amended and Restated Certificate of Incorporation of LIVE, the name of LIVE shall be changed to "Carolco Entertainment Inc."

               SECTION 3.2 BYLAWS. At or immediately prior to the Effective Date, the Board of Directors of LIVE shall repeal the Bylaws of LIVE as in effect immediately prior to the Effective Date and adopt new Bylaws ("Amended and Restated Bylaws of LIVE") substantially in the form attached hereto as Exhibit 3.2 and at and after the Effective Date, such Amended and Restated Bylaws of LIVE, shall continue in full force as the Bylaws of LIVE until amended or repealed in accordance with the terms of the Bylaws and the Certificate of Incorporation of LIVE and in accordance with applicable law.

               SECTION 3.3 BOARD OF DIRECTORS AND OFFICERS. At the Effective Date, the members of the board of directors of LIVE shall resign, seriatim, from their positions as and cease being directors of LIVE and as each such person resigns, the persons named on Exhibit 3.3A shall become, seriatim, the directors of LIVE and members of the committees of the board of directors of LIVE as indicated on Exhibit 3.3A, each of whom shall serve until the earlier of his resignation or removal or until his respective successor is duly elected and qualified in accordance with the terms of the Bylaws and the Certificate of Incorporation of LIVE as then in effect and in accordance with applicable law. At the Effective Date, the officers of LIVE immediately prior to the Effective Date shall resign from their positions as and cease being officers of LIVE, and the persons named on
          Exhibit 3.3B shall become the officers of LIVE until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the terms of the Bylaws and the Certificate of Incorporation of LIVE as then in effect and in accordance with applicable law.

               SECTION 3.4 LIVE HOME VIDEO INC. The Certificate of Incorporation of LIVE Home Video Inc., a Delaware corporation and a wholly-owned subsidiary of LIVE ("LHV"), as in effect immediately prior to the Effective Date shall continue in full force as the Certificate of Incorporation of LHV unless and until thereafter amended in accordance with its terms and applicable law. At or immediately prior to the Effective Date, the Board of Directors of LHV shall repeal the Bylaws of LHV as in effect immediately prior to the Effective Date and adopt new Bylaws substantially in the form attached hereto as
          Exhibit 3.4 (as amended, the "LHV Bylaws"), and at and after the Effective Date, such LHV Bylaws shall become the Bylaws of LHV, and shall continue in full force as the Bylaws of LHV until amended or repealed in accordance with their terms and the terms of the Certificate of Incorporation of LHV as then in effect and in accordance with applicable law. The Board of Directors of LHV shall not change in connection with the Merger and each member of the Board of Directors of LHV shall continue to serve until the earlier of his resignation or removal or until his respective successor is duly elected and qualified in accordance with the terms of the Bylaws and the Certificate of Incorporation of LHV as then in effect and in accordance with applicable law.

                                  ARTICLE 4

              CONVERSION AND EXCHANGE OF SHARES AND CERTIFICATES

               SECTION 4.1    CONVERSION.  At the Effective Date,
          by virtue of the Merger and without any action on the part of any holder of any capital stock of Carolco, LIVE or CAC:

                    (a)  CONVERSION OF CAROLCO COMMON STOCK.

                         (i)  Subject to the provisions of clause
               (ii) of this Section 4.1(a), every 5.5 shares of Carolco Common Stock issued and outstanding immediately prior to the Effective Date (other than any such shares held in Carolco's treasury) shall be converted into one share of common stock of LIVE, par value $.01 per share ("LIVE Common Stock") (hereinafter the number of shares of Carolco Common Stock which shall be converted into one share of LIVE Common Stock shall be referred to as the "Exchange Ratio"). All such shares of Carolco Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and each holder of a Carolco Common Certificate (as defined in Section 4.2(a)) representing any such shares shall cease to have any rights with respect thereto, except as provided in
               Section 4.2. All shares of LIVE Common Stock to be received by holders of Carolco Common Stock upon conversion of such Carolco Common Stock pursuant to the Merger shall be duly authorized, validly issued and outstanding, fully paid and nonassessable, free of preemptive rights, and will not be liable to any further call, nor shall the holder thereof be liable for any further payments with respect thereto. Each share of Carolco Common Stock held in Carolco's treasury shall be cancelled and cease to exist at and after the Effective Date and no consideration shall be delivered with respect thereto.

                         (ii) If the Average Trading Price (as
               defined below) (A) is less than 54.5 cents per share, the Exchange Ratio shall not be 5.5 shares and instead shall be equal to the number obtained by dividing $3.00 by the Average Trading Price; provided, however, that in no event shall the Exchange Ratio exceed 6.5 shares; or (B) is greater than 72.7 cents per share, the Exchange Ratio shall not be 5.5 shares and instead shall be equal to the number obtained by dividing $4.00 by the Average Trading Price; provided, however, that in no event shall the Exchange Ratio decrease below 4.5 shares.

                         For purposes of this Agreement:

                         (A)  "Average Trading Price" means the
                    average Trading Price (as defined below) for the 20 consecutive Trading Days (as defined below) ending on a date that is three Trading Days prior to the date of the Carolco Stockholder Meeting and the LIVE Stockholder Meeting (or in the event the Carolco Stockholder Meeting and LIVE Stockholder Meeting are not on the same date, the date of the later Stockholder Meeting), or ending on such earlier date as may be required by the Securities and Exchange Commission,

                         (B)  "Trading Price" means, on any day,
                    the last reported sale price of one share of Carolco Common Stock regular way on the New York Stock Exchange or, if such security is not listed on the New York Stock Exchange, the last sale price of such security regular way, as reported in a composite published report of transactions which includes transactions on the exchange or other principal markets on which such security is traded or, if there is no such composite report as to any day, the last reported sale price, regular way (or if there is no such reported sale on such day, the average of the closing reported bid and asked prices) on the principal United States securities trading market (whether a stock exchange, National Association of Securities Dealers Automated Quotation System or otherwise) on which such security is traded, and

                         (C)  "Trading Day" means a day on which
                    the New York Stock Exchange is open for at least one-half of its normal business hours.

                         (iii)     Stockholders of Carolco entitled
               to receive a fractional share of LIVE Common Stock upon the conversion of the Carolco Common Stock shall receive in lieu thereof cash in an amount equal to the Average Trading Price times the number of shares of Carolco Common Stock not converted (which number shall be less than the Exchange Ratio). All checks issued in payment for fractional interests shall be denominated in U.S. dollars and drawn on a United States bank.

                    (b)  CONVERSION OF CAROLCO PREFERRED STOCK.
          Each share of Series A Convertible Preferred Stock of Carolco, par value $1.00 ("Carolco Series A Preferred Stock"), issued and outstanding immediately prior to the Effective Date shall be converted into one share of Series D Convertible Preferred Stock of LIVE, par value $1.00 ("LIVE Series D Preferred Stock"), the statement of designations, rights, preferences and powers of which is included in Exhibit 3.1. All such shares of Carolco Series A Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except as provided in
          Section 4.2. All shares of the LIVE Series D Preferred Stock to be received by holders of Carolco Series A Preferred Stock upon conversion of such Carolco Series A Preferred Stock pursuant to the Merger shall be duly authorized, validly issued and outstanding, fully paid and nonassessable, free of preemptive rights, and will not be liable to any further call, nor shall the holder thereof be liable for any further payment with respect thereto.

                    (c) LIVE STOCK AND CAC STOCK. Each Share of LIVE Common Stock issued and outstanding immediately prior to the Effective Date shall remain unchanged by virtue of the Merger. Each Share of Series C Convertible Preferred Stock of LIVE, par value $1.00 ("LIVE Series C Preferred Stock") shall remain unchanged except as the Amended Certificate of Designations, Preferences and Rights of LIVE Series C Preferred Stock ("Series C Certificate of Designations") shall be amended by the Amended and Restated Certificate of Incorporation of LIVE to be filed as provided herein. Each Share of common stock of CAC, par value $0.01 per share ("CAC Common Stock") issued and outstanding immediately prior to the Effective Date shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

               SECTION 4.2    LIVE TO MAKE CERTIFICATES AVAILABLE.

                    (a)  EXCHANGE OF COMMON STOCK CERTIFICATES.
          Prior to the Effective Date, LIVE shall authorize American Stock Transfer & Trust Company (or such other person or persons as shall be acceptable to LIVE and Carolco) to act as Exchange Agent hereunder (the "Exchange Agent"). At or prior to the Effective Date, LIVE shall deposit with the Exchange Agent in trust for the holders of certificates which immediately prior to the Effective Date represented shares of Carolco Common Stock (the "Carolco Common Certificates"), and, subject to Section 4.3, each such holder will be entitled to receive, upon surrender to the Exchange Agent in the manner set forth in subsection (d) below of one or more Carolco Common Certificates for cancellation, certificates representing the number of shares of LIVE Common Stock into which the shares represented by such Carolco Common Certificates were converted in the Merger. LIVE Common Stock into which Carolco Common Stock shall be converted in the Merger shall be deemed to have been issued at the Effective Date, and Carolco Common Certificates shall, at and after the Effective Date, be deemed to represent only the right to receive, upon surrender of such Carolco Common Certificates, the certificates contemplated by the preceding sentence.

                    (b) EXCHANGE OF SERIES A CERTIFICATES. At or prior to the Effective Date, LIVE shall deposit with the Exchange Agent in trust for the holders of certificates which immediately prior to the Effective Date represented shares of Carolco Series A Preferred Stock ("Series A Certificates"), and, subject to Section 4.3, each such holder will be entitled to receive, upon surrender to the Exchange Agent in the manner set forth in subsection (d) below of one or more Series A Certificates for cancellation, certificates representing the number of shares of LIVE Series D Preferred Stock into which the shares represented by such Series A Certificates were converted in the Merger. LIVE Series D Preferred Stock into which Carolco Series A Preferred Stock shall be converted in the Merger shall be deemed to exist as of the Effective Date, and Series A Certificates shall, at and after the Effective Date, be deemed to represent only the right to receive, upon surrender of such Series A Certificates, the certificates contemplated by the preceding sentence.

                    (c) EXCHANGE OF OLD LIVE CERTIFICATES. At or prior to the Effective Date, LIVE shall deposit with the Exchange Agent in trust for the holders of certificates which immediately prior to the Effective Date represented shares of LIVE Common Stock or LIVE Series C Preferred Stock or of certificates which immediately prior to the Effective Date represented Contingent Payment Rights (as defined in Section 5.3) (collectively, "Old LIVE Certificates"), and, subject to Section 4.3, each such holder will be entitled to receive, upon surrender to the Exchange Agent in the manner set forth in subsection (d) below of one or more Old LIVE Certificates for cancellation, certificates representing the number of shares of LIVE Common Stock or LIVE Series C Preferred Stock or Contingent Payment Rights (reflecting the change of LIVE's name at the Effective Date), equal to the number of shares or rights represented by the Old LIVE Certificates so exchanged ("New LIVE Certificates"). Notwithstanding the foregoing, at and after the Effective Date, until the holder of an Old LIVE Certificate surrenders such Old LIVE Certificate to the Exchange Agent for cancellation in the manner set forth in subsection (d) below, each Old LIVE Certificate shall continue to represent the same number of shares of LIVE Common Stock, LIVE Series C Preferred Stock or Contingent Payment Rights as such Old LIVE Certificate represented immediately prior to the Effective Date.

                    (d)  EXCHANGE PROCEDURES.  As soon as
          practicable after the Effective Date, but in any event no later than five business days thereafter, the Exchange Agent shall mail to each holder of record (at such address as appears on the books of LIVE or Carolco or as such holder shall otherwise designate) of a Carolco Common Certificate, a Series A Certificate and/or an Old LIVE Certificate, as the case may be (any such certificates are sometimes referred to hereinafter individually as a "Certificate," and collectively as "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon actual delivery of such Certificates to the Exchange Agent and shall be in such form and have such other provisions as LIVE and Carolco shall mutually specify, including procedures to be followed in the event a holder has lost his certificates) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of LIVE Common Stock and/or LIVE Series D Preferred Stock and/or for New LIVE Certificates (the "Mailing"). Upon surrender of such a Certificate for cancellation to the Exchange Agent, at the offices of the Exchange Agent and as otherwise specified in the transmittal letter from the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of LIVE Common Stock, or that number of whole shares of LIVE Series D Preferred Stock, which such holder has the right to receive pursuant to this Article 4, or New LIVE Certificates in accordance with the provisions of
          Section 4.2(c), and the Certificate so surrendered shall be cancelled.

               SECTION 4.3    DIVIDENDS; TRANSFER TAXES.

                    (a)  DIVIDENDS.  No dividends or other
          distributions, if any, that are declared on or after the Effective Date on LIVE Common Stock (other than LIVE Common Stock represented by an Old LIVE Certificate) or LIVE Series D Preferred Stock or are payable to the holders of record thereof will be paid with respect to shares of such LIVE Common Stock (other than LIVE Common Stock represented by an Old LIVE Certificate) or LIVE Series D Preferred Stock, until the holders thereof surrender their Carolco Common Certificates or Series A Certificates, as applicable, as provided in Section 4.2. Nothing in this Agreement shall require holders of Old LIVE Certificates to surrender such Old LIVE Certificates, as permitted in Section 4.2, as a condition to receipt of any dividend or other distribution, if any, payable to such holder with respect to shares of LIVE Common Stock, LIVE Series C Preferred Stock or Contingent Payment Rights represented by such Old LIVE Certificate. Subject to the effect of any applicable laws, there shall be paid to such record holder of the certificates representing such LIVE Common Stock or LIVE Series D Preferred Stock at the time of such surrender, if required, or the appropriate payment date, if later, or as promptly as practicable thereafter, the amount of any dividends or other distributions theretofore paid with respect to whole shares of such LIVE Common Stock or LIVE Series D Preferred Stock and having a record date on or after the Effective Date. In no event shall the person entitled to receive any such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

                    (b) TRANSFER TAXES. No transfer taxes shall be payable by a (i) holder of Carolco Common Stock or Carolco Series A Preferred Stock in connection with such holder's receipt of shares of LIVE Common Stock or LIVE Series D Preferred Stock, as the case may be, upon surrender of a Carolco Common Certificate or Series A Certificate or (ii) holder of LIVE Common Stock, LIVE Series C Preferred Stock or Contingent Payment Rights in connection with such holder's exchange of an Old LIVE Certificate for a New LIVE Certificate, except in any event if any certificate representing shares of LIVE Common Stock, LIVE Preferred Stock or Contingent Payment Rights is to be paid to or issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer (including any signature guarantees necessary) and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of LIVE Common Stock or LIVE Preferred Stock in a name other than that of the registered holder of the Carolco Common Certificate, Series A Certificate, or Old LIVE Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent or LIVE, as appropriate, that such tax has been paid or is not applicable. For purposes of this Agreement, "LIVE Preferred Stock" means, collectively, the LIVE Series C Preferred Stock and the LIVE Series D Preferred Stock.

                    (c)  DELAY IN DELIVERY.  Any certificates
          delivered to the Exchange Agent by LIVE pursuant to Sections 4.2(a) or 4.2(b) representing shares of LIVE Common Stock or LIVE Series D Preferred Stock (or any dividends or distributions thereon) which remain undistributed to the previous stockholders of Carolco for six months after the date of the Mailing (as defined above in Section 4.2(e)) shall be returned to LIVE, upon demand. Any persons who were previously stockholders of Carolco who have not theretofore complied with this
          Article 4 shall thereafter look only to LIVE (subject to abandoned property, escheat and other similar laws) for payment of their claim for LIVE Common Stock or LIVE Series D Preferred Stock (or any dividends or distributions thereon). Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of a Carolco Common Certificate or Series A Certificate for any shares of LIVE Common Stock or LIVE Series D Preferred Stock (or any dividends or distributions thereon) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

               SECTION 4.4 NO FURTHER OWNERSHIP RIGHTS IN CAROLCO COMMON STOCK. All shares of LIVE Common Stock or LIVE Series D Preferred Stock issued upon the surrender for exchange of shares of Carolco Common Stock or Carolco Series A Preferred Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Carolco Common Stock or Carolco Series A Preferred Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distribution with a record date prior to the Effective Date which may have been declared or made by Carolco on such shares of Carolco Common Stock or Carolco Series A Preferred Stock in accordance with the terms of this Agreement.

               SECTION 4.5 CLOSING OF CAROLCO TRANSFER BOOKS. Upon the Effective Date, the stock transfer books of Carolco shall be closed and no transfer of Carolco Common Stock or Carolco Preferred Stock shall thereafter be made. If, after the Effective Date, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article 4.

                                  ARTICLE 5

                    REPRESENTATIONS AND WARRANTIES OF LIVE

               LIVE represents and warrants to Carolco as follows:

               SECTION 5.1    ORGANIZATION, STANDING AND POWER.

                    (a)  LIVE is a corporation duly organized,
          validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own its property and carry on its business as now being conducted. LIVE and each of its Subsidiaries is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on LIVE.

                    (b)  For purposes of this Agreement (i)
          "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to LIVE or Carolco, as the case may be, any change or effect that is or may be materially adverse to the assets, properties, business, condition (financial or otherwise) or results of operations of LIVE and its Subsidiaries taken as a whole or Carolco and its Subsidiaries taken as a whole, as the case may be, and (ii) "Subsidiary" means any corporation or other legal entity of which LIVE or Carolco, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, or otherwise directly or indirectly controls the operations of such corporation or other legal entity, except that in the case of LIVE, Subsidiaries shall not include Strawberries, Inc. ("Strawberries") or VCL/Carolco Communications GmbH ("VCL"), or any subsidiaries of Strawberries or VCL.

                    (c) LIVE has disclosed to Carolco in writing all information regarding Strawberries and/or VCL (i) which should have been disclosed in the LIVE LETTER had Strawberries and/or VCL been included within the definition of "Subsidiary" in Section 5.1(b) hereof and
          (ii) which, individually or in the aggregate, has, had or could reasonably be expected to have a Material Adverse Effect on LIVE or the Surviving Corporation.

               SECTION 5.2 SUBSIDIARIES. LIVE has delivered to Carolco a disclosure letter of even date herewith (together with the exhibits included as a part thereof, the "LIVE LETTER") which lists, among other things, each Subsidiary of LIVE. All the outstanding shares of capital stock or other ownership interests of each such Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable and are, except as set forth in the LIVE LETTER, owned by LIVE, by another Subsidiary of LIVE or by LIVE and another such Subsidiary, free and clear of all liens, charges, claims and encumbrances except as set forth in the LIVE LETTER. Except as set forth in the LIVE LETTER, there are no outstanding options, rights or agreements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities or ownership interests of any such Subsidiary of LIVE to any person. Each Subsidiary of LIVE (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) has the requisite corporate power and authority to own its properties and carry on its business as now being conducted, and (iii) is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on LIVE. Except for the capital stock of its Subsidiaries and except as disclosed in LIVE's Annual Report on Form 10-K for the year ended December 31, 1993, and in LIVE's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, LIVE does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership or other entity which is material to LIVE.

               SECTION 5.3    CAPITAL STRUCTURE AND COMMITMENTS.
          As of the date hereof, the authorized capital stock of LIVE consists of 120,000,000 shares of LIVE Common Stock, 15,000,000 shares of LIVE Series A Common Stock, par value $.01 per share ("LIVE Series A Common Stock") (none of which LIVE Series A Common Stock is issued and outstanding) and 15,000,000 shares of LIVE preferred stock (of the authorized LIVE preferred stock, 9,000,000 shares have been designated as LIVE Series B Cumulative Convertible Preferred Stock ("LIVE Series B Preferred Stock") (which LIVE Series B Preferred Stock shall be redeemed as provided in Section 10.2(e) herein), 15,000 shares have been designated as LIVE Series C Preferred Stock and 500,000 shares have been designated as LIVE Series R Junior Participating Cumulative Preferred Stock ("LIVE Series R Preferred Stock") (none of which LIVE Series R Preferred Stock is issued and outstanding)). As of the date hereof, each share of LIVE Common Stock outstanding includes a LIVE Right (which LIVE Right shall be terminated as provided in Section 9.17 herein). For purposes of this Agreement, a "LIVE Right" is a right to purchase LIVE Common Stock pursuant to the Rights Agreement (the "LIVE Rights Agreement") dated as of
          July 19, 1990, as amended, between LIVE and American Stock Transfer and Trust Company, as Rights Agent. As of the date of this Agreement:

                    (a)  approximately 12,000,000 shares of LIVE
          Common Stock are duly authorized, validly issued and outstanding, fully paid and nonassessable,

                    (b)  approximately 1,900,000 shares of LIVE
          Common Stock are reserved for issuance upon the exercise of outstanding options to purchase LIVE Common Stock, which options are listed in Exhibit 5.3A,

                    (c)  approximately 2,400,000 shares of LIVE
          Common Stock are reserved for issuance upon the exercise of warrants issued under the warrant agreements listed in
          Exhibit 5.3A,

                    (d)  approximately 6,000,000 shares of LIVE
          Series B Preferred Stock are duly authorized, issued and outstanding, fully paid and nonassessable,

                    (e)  15,000 shares of LIVE Series C Preferred
          Stock are duly authorized, issued and outstanding, fully paid and nonassessable,

                    (f)   up to 60,000,000 shares of LIVE Common
          Stock are reserved for issuance upon conversion of the LIVE Series B Preferred Stock, and

                    (g)  approximately 5,100,000 shares of LIVE
          Common Stock are reserved for issuance upon conversion of the LIVE Series C Preferred Stock.

          As of the date of this Agreement, except for this Agreement, the stock options referred to in clause (b) of this Section 5.3 and listed on Exhibit 5.3A, the warrant agreements referred to in clause (c) of this Section 5.3 and listed on Exhibit 5.3A, the Contingent Payment Rights issued in connection with the acquisition by LIVE of certain of the assets of Vestron Inc. in July 1991 ("Contingent Payment Rights"), the shares of LIVE Common Stock underlying the LIVE Series B Preferred Stock and the LIVE Series C Preferred Stock, the shares of LIVE Series A Common Stock underlying the LIVE Series C Preferred Stock, the LIVE Rights, and other agreements and transactions relating to capital stock described in the LIVE SEC Documents or in the LIVE LETTER, there are no options, warrants, rights, contracts, commitments, agreements, arrangements or undertakings of any kind to which LIVE or any of its Subsidiaries is a party or by which any of them is bound relating to the issuance of any capital stock or other voting securities of LIVE or of any of its Subsidiaries or any securities convertible into or exchangeable for any capital stock or other voting securities of LIVE or of any of its Subsidiaries, or any options, warrants or other rights to purchase capital stock or other voting securities of LIVE or any of its Subsidiaries, nor has LIVE or any of its Subsidiaries granted any stock appreciation rights to any person or entity. As of March 31, 1994, there are approximately 1,281 holders of record of LIVE Common Stock, approximately 281 holders of record of LIVE
          Series B Preferred Stock and one (1) holder of record of LIVE Series C Preferred Stock.

                    Exhibit 5.3B lists all agreements of LIVE as of the date hereof by which LIVE may be required to register any of its securities ("LIVE Registration Rights
          Agreements").

               SECTION 5.4    AUTHORITY; NON-CONTRAVENTION.

                    (a)  Each of LIVE and CAC has all requisite
          corporate power and authority to enter into and execute this Agreement and, subject to any approval by the stockholders of LIVE of the Merger and the related amendments to the Restated Certificate of Incorporation of LIVE, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by LIVE and CAC, the performance by LIVE and CAC of their respective obligations hereunder and the consummation by LIVE and CAC of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of LIVE and CAC, except for the approval of LIVE's stockholders, which will be solicited in accordance with the provisions of Section 9.1 hereof, and no other act or proceeding on the part of LIVE or CAC is necessary to authorize the execution, delivery and consummation of this Agreement or the transactions contemplated hereby.

                    (b)  The Board of Directors of LIVE has
          received the opinion of Chemical Securities Inc. ("Chemical"), the financial advisor to the Board, dated July 1, 1994, to the effect that in Chemical's opinion the financial terms of the Merger are fair, from a financial point of view, to the holders of LIVE Common Stock, other than the LIVE Investors (as defined below). A true, correct and complete copy of such opinion (the "Chemical Fairness Opinion") has been delivered to Carolco. For purposes of this Agreement, "LIVE Investors" means, collectively, Pioneer, Cinepole, and RCS, where "Pioneer" refers to Pioneer LDCA, Inc., "Cinepole" refers to Cinepole Productions B.V. and "RCS" refers, collectively, to RCS International Communications N.V. and RCS Video International Services B.V.

                    (c) LIVE has received a letter agreement (the "Investor Representation Agreement") from each LIVE Investor and each such Investor Representation Agreement, substantially in the form of Exhibit 5.4(c) hereto, has been executed by such LIVE Investor.

                    (d) This Agreement has been duly and validly executed and delivered by each of LIVE and CAC and (assuming the valid authorization, execution and delivery of this Agreement by Carolco) constitutes a valid and binding obligation of each of LIVE and CAC enforceable against LIVE and CAC in accordance with its terms, except
          (i) as their respective obligations may be affected by bankruptcy, insolvency, reorganization, moratorium or similar laws, or by equitable principles relating to or limiting creditors' rights generally, and (ii) that the remedies of specific performance, injunction and other forms of equitable relief are subject to certain tests of equity jurisdiction, equitable defenses and the discretion of the court before which any proceeding therefor may be brought.

                    (e)  The Board of Directors of LIVE has
          approved the terms of this Agreement and of the transactions contemplated hereby, and the Advisory Committee of the Board of Directors of LIVE (the "Advisory Committee") has approved and declared advisable and in the best interests of LIVE and its stockholders the Merger, upon the terms and subject to the conditions herein; the Special Committee (the "LIVE Special Committee") formed pursuant to and in accordance with
          Section 3.6 of the Certificate of Designations, Preferences and Relative, Participating, Optional or other Special Rights of the Series B Preferred Stock of LIVE has approved the terms of this Agreement and of the transactions contemplated hereby.

                    (f)  Except as set forth in the LIVE LETTER,
          the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, breach, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or result in or give rise to a right of termination, cancellation or acceleration of any liability or obligation or to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of LIVE or any of its Subsidiaries under, any provision of (i) the Restated Certificate of Incorporation of LIVE or Bylaws of LIVE (true and complete copies of which as of the date hereof have been delivered to Carolco) or any provision of the comparable charter or organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to LIVE or any of its Subsidiaries or (iii) any judgment, order, decree, statute, law, ordinance, injunction, writ, or authorization, consent, approval, rule or regulation of any court or governmental authority applicable to LIVE or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) or (iii), any such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not (A) have a Material Adverse Effect on LIVE, (B) materially impair the ability of LIVE or CAC to perform their respective obligations hereunder or (C) prevent the consummation of any of the transactions contemplated hereby. The redemption of the LIVE Series B Preferred Stock as contemplated in Section 10.2(c) herein and the termination of the LIVE Rights as contemplated in
          Section 9.17 herein shall have complied with, and shall not have resulted in a violation of, either the Certificate of Designations, Preferences and Rights governing the LIVE Series B Preferred Stock or the LIVE Rights Agreement, respectively, or any applicable securities laws.

                    (g)  No filing or registration with, or
          authorization, consent or approval of, any domestic (federal and state), foreign or international court, commission, governmental body, regulatory agency, authority or tribunal (a "Governmental Entity") is required by or with respect to LIVE or any of its Subsidiaries in connection with the execution and delivery of this Agreement by LIVE or is necessary for the consummation by LIVE of the Merger or the other transactions contemplated by this Agreement, except (i) in connection, or in compliance with, the provisions of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act") and the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), (ii) in connection with, or in compliance with, the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which LIVE is qualified to do business, (iv) the amendments to the Restated Certificate of Incorporation of LIVE as provided in Section 3.1, (v) any required filings under state securities or "blue sky" laws and (vi) filings, registrations, authorizations, consents or approvals which if not made or obtained would have a Material Adverse Effect on LIVE or would prevent or materially adversely affect the transactions contemplated hereby.

               SECTION 5.5 LIVE SEC DOCUMENTS. LIVE has filed all required reports, statements, forms and documents with the SEC that LIVE was required to file during the three-year period immediately preceding the date hereof (the "LIVE SEC Documents"). As of their respective dates, and as subsequently revised, amended or superseded by later-filed LIVE SEC Documents through and including the date of this Agreement, the LIVE SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and as so revised, superseded or amended none of the LIVE SEC Documents including the financial information contained therein contained or currently contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of LIVE included in the LIVE SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of the unaudited statements, as permitted by Regulation S-X promulgated by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of LIVE and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and statements of cash flows for the periods included therein (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).
          Notwithstanding the foregoing, LIVE makes no representation or warranty in this Agreement regarding any information (including financial information and financial statements) supplied by Carolco for inclusion in the LIVE SEC Documents.

               SECTION 5.6 NO MATERIAL ADVERSE CHANGE. Except as set forth in the LIVE LETTER, since the date of the most recent balance sheet and notes to consolidated financial statements contained in LIVE's Annual Report on Form 10-K for the year ended December 31, 1993, or LIVE's Quarterly Report on Form 10-Q for the quarter ended
          March 31, 1994, as filed with the SEC (the "LIVE Balance Sheet"), there has been no Material Adverse Change in LIVE, and neither LIVE nor any of its Subsidiaries knows of any such Material Adverse Change that is threatened, nor has there been any damage, destruction or loss affecting the assets, properties, business, operations or condition (financial or otherwise) of LIVE or any of its Subsidiaries, whether or not covered by insurance, which would have a Material Adverse Effect on LIVE, and which has not been subsequently reported in any of the LIVE SEC Documents filed with the SEC prior to the date hereof.

               SECTION 5.7 ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth in the LIVE SEC Documents or the LIVE LETTER, as of the date of the LIVE Balance Sheet neither LIVE nor any of its Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a financial statement or in the notes thereto and which, individually or in the aggregate, would have a Material Adverse Effect on LIVE, which were not set forth on the LIVE Balance Sheet.

               SECTION 5.8 ABSENCE OF CERTAIN EVENTS. Except as disclosed in the LIVE SEC Documents or the LIVE LETTER, since the date of the LIVE Balance Sheet, LIVE and its Subsidiaries have conducted their business only in the ordinary course.

               SECTION 5.9 NO SOLICITATION. LIVE is not now engaged in any activities, discussions or negotiations with any parties (other than Carolco) in respect of a "takeover proposal" or an "offer" (both as defined in Section 8.3), except with respect to Strawberries and VCL.

               SECTION 5.10 REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information to be supplied by LIVE or CAC for inclusion or incorporation by reference in the registration statement on Form S-4 under the Securities Act to be filed with the SEC pursuant to
          Section 9.2 (the "Registration Statement"), or the joint proxy statement/prospectus together with any amendments or supplements thereto included within the Registration Statement (the "Proxy Statement") will (a) in the case of the Registration Statement, at the time it becomes effective, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or (b) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the times of the Stockholder Meetings, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. The Registration Statement will comply (with respect to LIVE and CAC) as to form in all material respects with the provisions of the Securities Act and the Proxy Statement will comply (with respect to LIVE and CAC) as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, neither LIVE nor CAC, individually or collectively, makes any representation or warranty regarding any information (including financial information and financial statements) supplied by Carolco for inclusion in the Registration Statement or the Proxy Statement.

               SECTION 5.11 REORGANIZATION. Neither LIVE nor any of its Subsidiaries has taken any action or failed to take any action which action or failure to take action would jeopardize the qualification of the Merger as a tax free reorganization under the Code.

               SECTION 5.12 LITIGATION. Except as set forth in the LIVE LETTER or the LIVE SEC Documents, as of the date hereof, there is no claim, suit, action or proceeding pending or, to the knowledge of LIVE, threatened against or affecting LIVE or any of its Subsidiaries (whether or not covered by insurance) which (i) could reasonably be expected to have a Material Adverse Effect on LIVE (and LIVE is not aware of any reasonable basis for any such suit, action or proceeding), or (ii) challenge the transactions contemplated hereby at law or in equity or before or by any federal, state, local, foreign or other governmental department, commission, board, agency, instrumentality, or authority; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against LIVE or any of its Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

               SECTION 5.13   LOAN AGREEMENTS, CUSTOMERS AND
          SUPPLIERS.

                    (a) Neither LIVE nor any of its Subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time, the giving of notice or both would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease instrument, permit, concession, franchise, license or any other contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on LIVE or except as are set forth in the LIVE LETTER. Set forth in the LIVE LETTER is a list of each loan or credit agreement, note, bond, mortgage, indenture and other agreement and instrument pursuant to which any indebtedness of LIVE or any of its Subsidiaries (other than indebtedness solely among or between LIVE and/or any of its Subsidiaries), in an aggregate principal amount in excess of $3,000,000 is outstanding or may be incurred and the respective principal amounts currently outstanding thereunder. For purposes of this Agreement, "indebtedness" shall mean, with respect to any person, without duplication, (i) any liability, contingent or otherwise, (x) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of the person or only to a portion thereof), (y) evidenced by a note, debenture or similar instrument (including a purchase money obligation), or (z) for the payment of money relating to a capitalized lease obligation; (ii) any liability of others of the kind described in the preceding clause which the person has guaranteed or which is otherwise its legal liability; (iii) any obligation secured by a lien to which the property or assets of the person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be the person's legal liability, and (iv) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii) or (iii).

                    (b) Neither LIVE nor any of its Subsidiaries is in default under (nor does there exist any condition which upon the passage of time, the giving of notice or both would cause such a violation of or default under) any material agreement with any of its customers or suppliers of products or services which are of material importance to LIVE or any of its Subsidiaries, and no such customer or supplier, to the knowledge of LIVE or any of its Subsidiaries, is in default under (nor does there exist any condition which upon the passage of time, the giving of notice or both would cause such customer or supplier to be in violation of or default under) any of such material agreements or except as are set forth in the LIVE LETTER.

               SECTION 5.14 PERMITS. LIVE and each of its Subsidiaries possess all franchises, permits, licenses, certificates, approvals or other authorizations necessary to own or lease and operate their properties and to conduct their businesses, except for incidental franchises, permits, licenses, certificates, approvals and other authorizations that would be readily obtainable by any qualified applicant without undue burden in the event of any lapse, termination, cancellation or forfeiture or which if not obtained would not, in the aggregate, have a Material Adverse Effect on LIVE.

               SECTION 5.15 ABSENCE OF CHANGES IN LIVE BENEFIT PLANS. Except as disclosed in the LIVE SEC Documents or the LIVE LETTER, since the date of the most recent audited financial statements included in the LIVE SEC Documents, there has not been any adoption or amendment by LIVE or any of its Subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical fringe benefit or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee or director of, or any other person providing services to, LIVE or any of its Subsidiaries (collectively, "LIVE Benefit Plans") which will have a Material Adverse Effect on LIVE. LIVE has delivered to Carolco true, correct and complete copies of all LIVE Benefit Plans. Each of the LIVE Benefit Plans is in material compliance with all applicable laws including the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Code.

               SECTION 5.16 INTELLECTUAL PROPERTY. LIVE and its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (collectively, the "LIVE Proprietary Rights") which are material to the conduct of the business of LIVE and its Subsidiaries taken as a whole. No claims are pending or, to the knowledge of LIVE, threatened that LIVE or any Subsidiary is infringing or otherwise adversely affecting the rights of any person with regard to any LIVE Proprietary Right, except for such claims or threats which could not reasonably be expected to have a Material Adverse Effect on LIVE. To the knowledge of LIVE, no person is infringing the rights of LIVE with respect to any LIVE Proprietary Right that would have a Material Adverse Effect on LIVE. No lien, encumbrance or restriction with respect to any LIVE Proprietary Right has a Material Adverse Effect on LIVE, or so far as LIVE can now foresee could reasonably be expected to have a Material Adverse Effect on LIVE.

               SECTION 5.17 ENVIRONMENTAL MATTERS. To the knowledge of LIVE, LIVE and each of its Subsidiaries are in compliance with all applicable federal, state, regional and local laws, statutes, ordinances, judgments, rulings and regulations relating to any matters of pollution, protection of the environment or environmental regulation or control (collectively, "Environmental Laws"), except for violations of the Environmental Laws that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on LIVE.

               SECTION 5.18 TAXES. Except as set forth in the LIVE LETTER or the LIVE SEC Documents: (a) each of LIVE and its Subsidiaries has timely filed all federal, state, local or foreign tax returns required to be filed by it (except for all such returns the failure of which timely filing would, individually or in the aggregate, not have a Material Adverse Effect on LIVE), and has paid (or LIVE has paid on its behalf) all taxes shown as due on the returns in respect of the periods covered by such returns; (b) there are no tax liens upon any property or assets of LIVE or any of its Subsidiaries which would have a Material Adverse Effect on LIVE, except liens for current taxes not yet due; (c) neither LIVE nor any of its Subsidiaries is delinquent in the payment of any material tax, assessment or governmental charge which would have a Material Adverse Effect on LIVE; (d) no deficiencies for any taxes have been proposed, asserted or assessed against LIVE or any of its Subsidiaries which would have a Material Adverse Effect on LIVE or its Subsidiaries, and no requests for waivers of the time to assess any such taxes are pending; and (e) no audits of the tax returns of LIVE or any of its Subsidiaries are currently being conducted by a taxing authority and neither LIVE nor its Subsidiaries have received any notices of pending or proposed audits from a taxing authority.

               SECTION 5.19 FOREIGN CORRUPT PRACTICES ACT. To the best knowledge of the officers of LIVE, neither LIVE, any Subsidiary of LIVE nor any director, officer, agent, employee or other person associated with or acting on behalf of any of them has (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment or made any unlawful expenditures relating to political activity, or made any direct or indirect unlawful payments to governmental officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or
          (ii) accepted or received any unlawful contributions, payments, gifts or expenditures. LIVE is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act and to the best knowledge of the officers of LIVE, there is no failure of compliance with such provisions.

               SECTION 5.20 BROKERS. No broker, investment banker or other person, other than Chemical or Jefferson Capital Corporation, the fees and expenses of which will be paid by LIVE in accordance with LIVE's written agreements with Chemical and Jefferson Capital Corporation (copies of which have been delivered by LIVE to Carolco prior to the date hereof), is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of LIVE, any Subsidiary of LIVE or CAC.

               SECTION 5.21   OFFICERS, DIRECTORS AND KEY
          EMPLOYEES. The LIVE LETTER sets forth (i) the name and total compensation of each officer and director of LIVE;
          (ii) the name of each officer and director of any of LIVE's Subsidiaries; (iii) the name and total compensation of each other officer, director, employee, consultant, agent or other representative of LIVE or any of its Subsidiaries whose current annual rate of compensation (including bonuses and commissions) exceeds $150,000; (iv) all wage or salary increases or bonuses received by the persons identified in Section 5.21(i) and
          (iii) ("Significant LIVE Employees") since December 31, 1993, and any accrual for or commitment or agreement by LIVE or any of its Subsidiaries to pay such increases or bonuses; and (v) a notation with respect to each of such Significant LIVE Employees, whether they have an employment agreement with LIVE or any of its Subsidiaries and, if so, the date and term of such agreement. Except as set forth in the LIVE LETTER, (x) to the knowledge of LIVE or any of its Subsidiaries, none of such Significant LIVE Employees has made a threat to LIVE or any of its Subsidiaries or to any of their officers or directors to cancel or otherwise terminate such Significant LIVE Employee's relationship with LIVE or any of its Subsidiaries and (y) none of such Significant LIVE Employees have "change of control" clauses or agreements with LIVE or any of its Subsidiaries (or similar clauses or agreements permitting such Significant LIVE Employees to terminate their employment relationship with LIVE or any of its Subsidiaries) that would be triggered by the Merger which have not been waived on the date hereof.

               SECTION 5.22   STATE TAKEOVER STATUTES.  Neither
          Section 203 of the DGCL nor any other "fair price," "moratorium," "control share acquisition" or other state takeover statute or similar statute or regulation applies to the Merger by virtue of LIVE and CAC engaging in the transactions contemplated hereby.

               SECTION 5.23 INSURANCE. LIVE and each of its Subsidiaries have been and are insured by financially sound and reputable insurers with respect to their properties and the conduct of their business in such amounts and against such risks as are reasonable in relation to their respective businesses, and each will use its best efforts to maintain such insurance. Such insurance is in full force and effect and no notice of cancellation or termination has been received with respect to any of said insurance. Except as disclosed in the LIVE LETTER, there are no claims pending thereunder except where such claim would not, individually or in the aggregate, have a Material Adverse Effect on LIVE.

               SECTION 5.24 TITLE TO PROPERTIES AND RELATED MATTERS. Except with respect to the LIVE Proprietary Rights, LIVE and each of its Subsidiaries have good and marketable title (or valid and subsisting leasehold interests) to all of the personal properties and assets (tangible and intangible) and the real properties utilized in their businesses or reflected in the LIVE SEC Documents or acquired after the date thereof (other than properties sold or otherwise disposed of in the ordinary course of business), which are material to them, free and clear of all title defects, liens, encumbrances and restrictions, except (i) as reflected in the LIVE SEC Documents, (ii) to the extent not described in clause
          (i), those described in the LIVE LETTER, (iii) to the extent not described in clause (i), statutory liens not yet due or delinquent or the validity of which are being contested or litigated in good faith by appropriate proceedings and for which LIVE has set aside on its books reserves that are adequate with respect thereto; and (iv) liens, encumbrances, covenants, rights of way, building or use restrictions, easements, exceptions, variances, reservations and other matters or limitations of any kind, if any, which, when considered together with the liens described in clauses (i), (ii) and (iii), do not have a Material Adverse Effect on LIVE's business or operations. All properties of LIVE and each of its Subsidiaries are reflected in the LIVE SEC Documents in the manner and to the extent required by generally accepted accounting principles consistently applied. Neither the whole nor any portion of the leaseholds or any other assets of LIVE or any of its Subsidiaries is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor to the knowledge of LIVE or any of its Subsidiaries has any such condemnation, expropriation or taking been proposed, which would have a Material Adverse Effect on LIVE and its Subsidiaries taken as a whole.

               SECTION 5.25 ACCURACY OF LIVE DISCLOSURE. Neither this Agreement, nor any document or other paper furnished (or to be furnished pursuant hereto at the Closing) by or on behalf of LIVE or CAC to Carolco pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made, in the context in which made, not false or misleading. There is no fact that LIVE has not disclosed to Carolco in writing that has a Material Adverse Effect on LIVE, or so far as LIVE can now foresee will have a Material Adverse Effect on LIVE or on the ability of LIVE to perform this Agreement.

                                  ARTICLE 6

                  REPRESENTATIONS AND WARRANTIES OF CAROLCO

               Carolco represents and warrants to LIVE and CAC as follows:

               SECTION 6.1 ORGANIZATION, STANDING AND POWER. Carolco is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own its property and carry on its business as now being conducted. Carolco and each of its Subsidiaries is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Carolco.

               SECTION 6.2 SUBSIDIARIES. Carolco has delivered to LIVE a disclosure letter of even date herewith (together with the exhibits included as a part thereof, the "CAROLCO LETTER") which lists, among other things, each Subsidiary of Carolco. All the outstanding shares of capital stock of each such Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable and are, except as set forth in the CAROLCO LETTER, owned by Carolco, by another Subsidiary of Carolco or by Carolco and another such Subsidiary, free and clear of all liens, charges, claims and encumbrances. Except as set forth in the CAROLCO LETTER, there are no outstanding options, rights or agreements of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities or ownership interests of any such Subsidiary of Carolco to any person. Each Subsidiary of Carolco (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization,
          (ii) has the requisite corporate power and authority to own its properties and carry on its business as now being conducted, and (iii) is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Carolco. Except for the capital stock of its Subsidiaries and except as disclosed in Carolco's Annual Report on Form 10-K for the year ended December 31, 1993 and Carolco's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, Carolco does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership or other entity which is material to Carolco.

               SECTION 6.3    CAPITAL STRUCTURE AND COMMITMENTS.
          As of the date hereof, the authorized capital stock of Carolco consists of 650,000,000 shares of Carolco Common Stock and 10,000,000 shares of Carolco preferred stock (of the Carolco preferred stock, 120,000 shares have been designated as Carolco Series A Preferred Stock). As of the date of this Agreement:

                    (a)  approximately 137,687,728 shares of
          Carolco Common Stock are duly authorized, validly issued and outstanding, fully paid and non-assessable (excluding 2,327,381 treasury shares),

                    (b) approximately 31,222,000 shares of Carolco Common Stock are reserved for issuance upon the exercise of outstanding options to purchase Carolco Common Stock, which options are listed in Exhibit 6.3A.

                    (c)  82,500 shares of Carolco Series A
          Preferred Stock are duly authorized, validly issued and are outstanding, fully paid and non-assessable,

                    (d)  37,500 shares of Carolco Series A
          Preferred Stock are reserved for issuance upon the distribution of payment-in-kind dividends;

                    (e)  approximately 137,500,000 shares of
          Carolco Common Stock are reserved for issuance upon conversion of the Carolco Series A Preferred Stock;

                    (f) approximately 50,000,000 shares of Carolco Common Stock are reserved for issuance upon conversion of $30,000,000, in aggregate, of 5% Payment-in-Kind
          Convertible Subordinated Notes of Carolco (the "Carolco
          5% Notes") due 2002;

                    (g) approximately 66,666,666 shares of Carolco Common Stock are reserved for issuance upon conversion of $50,000,000, in aggregate, of 7% Convertible Subordinated Notes of Carolco (the "Carolco 7% Notes") due 2006; and

                    (i) approximately 74,074,074 shares of Carolco Common Stock are reserved for issuance ("Pay-Per-View Shares") in connection with the Purchase Agreement dated as of August 19, 1993, by and between Carolco and TCI (the "TCI Purchase Agreement").

          As of the date of this Agreement, except for this Agreement, the stock options referred to in clause (b) of this Section 6.3 and listed on Exhibit 6.3A, the shares of Carolco Common Stock underlying the Carolco Series A Preferred Stock, the Carolco 5% Notes and the Carolco 7% Notes and the Pay-Per-View Shares, and other agreements and transactions relating to capital stock described in the Carolco SEC Documents or in the CAROLCO LETTER, there are no options, warrants, rights, commitments, agreements, arrangements or undertakings of any kind to which Carolco or any of its Subsidiaries is a party or by which any of them is bound relating to the issuance of any capital stock or other voting securities of Carolco or of any of its Subsidiaries or any securities convertible into or exchangeable for any capital stock or other voting securities of Carolco or any of its Subsidiaries, or any options, warrants or other rights to purchase capital stock or other voting securities of Carolco or any of its Subsidiaries. As of the date of this Agreement, there were approximately 1,040 holders of record of Carolco Common Stock, and three (3) holders of record of Carolco Series A Preferred Stock.

                    Exhibit 6.3B lists all agreements of Carolco by which Carolco may be required to register any of its securities ("Carolco Registration Rights Agreements").

               SECTION 6.4    AUTHORITY; NON-CONTRAVENTION.

                    (a) Carolco has all requisite corporate power and authority to enter into this Agreement and, subject to any approval by the stockholders of Carolco to consummate the Merger, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Carolco, the performance by Carolco of its obligations hereunder and the consummation by Carolco of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Carolco, except for the approval of Carolco's stockholders, which will be solicited in accordance with the provisions of Section 9.1 hereof, and no other act or proceeding on the part of Carolco is necessary to authorize the execution, delivery and consummation of this Agreement or the transactions contemplated hereby.

                    (b)  The Board of Directors of Carolco has
          received the opinion of The Seidler Companies Incorporated ("Seidler"), Carolco's financial advisor, dated June 30, 1994, to the effect that in Seidler's opinion the financial terms of the Merger are fair, from a financial point of view, to the holders of Carolco Common Stock, other than the Carolco Investors (as defined below). A true, correct and complete copy of such opinion (the "Seidler Fairness Opinion") has been delivered to LIVE. For purposes of this Agreement, the "Carolco Investors" are Pioneer, Cinepole, RCS, MGM Holdings Corporation and New Carolco Investments B.V.

                    (c)  Carolco has received an Investor
          Representation Agreement from each Carolco Investor and each such Investor Representation Agreement, substantially in the form of Exhibit 5.4(c) hereto, has been executed by such Carolco Investor.

                    (d) This Agreement has been duly and validly executed and delivered by Carolco and (assuming the valid authorization, execution and delivery of this Agreement by LIVE and CAC) constitutes a valid and binding obligation of Carolco enforceable against Carolco in accordance with its terms, except (i) as such obligation may be affected by bankruptcy, insolvency, reorganization, moratorium or similar laws, or by equitable principles relating to or limiting creditors' rights generally, and (ii) that the remedies of specific performance, injunction and other forms of equitable relief are subject to certain tests of equity jurisdiction, equitable defenses and the discretion of the court before which any proceeding therefor may be brought.

                    (e)  The Board of Directors of Carolco has
          approved the terms of this Agreement and of the transactions contemplated hereby.

                    (f) Except as set forth in the CAROLCO LETTER, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not breach, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or result in or give rise to a right of termination, cancellation or acceleration of any liability or obligation or to the loss of a material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Carolco or any of its Subsidiaries under, any provision of (i) the Restated Certificate of Incorporation of Carolco or Restated Bylaws of Carolco (true and complete copies of which as of the date hereof have been delivered to LIVE) or any provision of the comparable charter or organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Carolco or any of its Subsidiaries or (iii) any judgment, order, decree, statute, law, ordinance, injunction, writ, or authorization, consent, approval, rule or regulation of any court or governmental authority applicable to Carolco or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses
          (ii) or (iii), any such conflicts, violations, defaults, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not (A) have a Material Adverse Effect on Carolco,
          (B) materially impair the ability of Carolco to perform its obligations hereunder or (C) prevent the consummation of any of the transactions contemplated hereby.

                    (g)  No filing or registration with, or
          authorization, consent or approval of, any Governmental Entity is required by or with respect to Carolco or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Carolco or is necessary for the consummation by Carolco of the Merger or the other transactions contemplated by this Agreement, except (i) in connection, or in compliance, with the provisions of the Securities Act and the Exchange Act, (ii) in connection with, or in compliance with, the provisions of the HSR Act, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Carolco is qualified to do business, (iv) any required filings under state securities or "blue sky" laws, and (v) filings, registrations, authorizations, consents or approvals which if not made or obtained would have a Material Adverse Effect on Carolco or would prevent or materially adversely affect the transactions contemplated hereby.

               SECTION 6.5 CAROLCO SEC DOCUMENTS. Carolco has filed all required reports, statements, forms and documents with the SEC that Carolco was required to file during the three-year period immediately preceding the date hereof (the "Carolco SEC Documents"). As of their respective dates, and as subsequently revised, amended or superseded by later-filed Carolco SEC Documents through and including the date of this Agreement, the Carolco SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and as so revised, superseded or amended none of the Carolco SEC Documents including the financial information contained therein contained or currently contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Carolco included in Carolco SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of the unaudited statements, as permitted by Regulation S-X promulgated by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Carolco and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and statements of cash flows for the periods included therein (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described
          therein).   Notwithstanding the foregoing, Carolco makes
          no representation or warranty in this Agreement regarding any information (including financial information and financial statements) supplied by LIVE for inclusion in any Carolco SEC Documents.

               SECTION 6.6 NO MATERIAL ADVERSE CHANGE. Except as set forth in the CAROLCO LETTER, since the date of the most recent balance sheet and notes to consolidated financial statements contained in Carolco's Annual Report on Form 10-K for the year ended December 31, 1993, or Carolco's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, as filed with the SEC ("Carolco Balance Sheet"), there has been no Material Adverse Change in Carolco and neither Carolco nor any of its Subsidiaries knows of any such Material Adverse Change that is threatened, nor has there been any damage, destruction or loss affecting the assets, properties, business, operations or condition (financial or otherwise) of Carolco or any of its Subsidiaries, whether or not covered by insurance which would have a Material Adverse Effect on Carolco, and which has not been subsequently reported in any of the Carolco SEC Documents filed with the SEC prior to the date hereof.

               SECTION 6.7 ABSENCE OF UNDISCLOSED LIABILITIES. Except as set forth in the Carolco SEC Documents or the CAROLCO LETTER, as of the date of the Carolco Balance Sheet neither Carolco nor any of its Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a financial statement or in the notes thereto and which, individually or in the aggregate, would have a Material Adverse Effect on Carolco, which were not set forth on the Carolco Balance Sheet.

               SECTION 6.8 ABSENCE OF CERTAIN EVENTS. Except as disclosed in Carolco SEC Documents or the CAROLCO LETTER, since the date of the Carolco Balance Sheet, Carolco and its Subsidiaries have conducted their business only in the ordinary course.

               SECTION 6.9 NO SOLICITATION. Carolco is not now engaged in any activities, discussions or negotiations with any parties (other than LIVE) in respect of a "takeover proposal" or an "offer" (both as defined in Section 8.3).

               SECTION 6.10 REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information to be supplied by Carolco for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will
          (a) in the case of the Registration Statement, at the time it becomes effective, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or (b) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the times of the Stockholder Meetings, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. The Registration Statement will comply (with respect to Carolco) as to form in all material respects with the provisions of the Securities Act and the Proxy Statement will comply (with respect to Carolco) as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, Carolco makes no representation or warranty regarding any information (including financial information and financial statements) supplied by LIVE or CAC for inclusion in the Registration Statement or the Proxy Statement.

               SECTION 6.11 REORGANIZATION. Neither Carolco nor any of its Subsidiaries has taken any action nor failed to take any action which action or failure to take action would jeopardize the qualification of the Merger as a tax free reorganization under the Code.

               SECTION 6.12 LITIGATION. Except as set forth in the CAROLCO LETTER or the Carolco SEC Documents, as of the date hereof, there is no claim, suit, action or proceeding pending or, to the knowledge of Carolco, threatened against or affecting Carolco or any of its Subsidiaries (whether or not covered by insurance) which
          (i) could reasonably be expected to have a Material Adverse Effect on Carolco (and Carolco is not aware of any reasonable basis for any such suit, action or proceeding), or (ii) challenge the transactions contemplated hereby at law or in equity or before or by any federal, state, local, foreign or other governmental department, commission, board, agency, instrumentality, or authority; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Carolco or any of its Subsidiaries having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

               SECTION 6.13   LOAN AGREEMENTS, CUSTOMERS AND
          SUPPLIERS.

                    (a)  Neither Carolco nor any of its
          Subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time, the giving of notice or both would cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease instrument, permit, concession, franchise, license or any other contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Carolco or except as are set forth in the CAROLCO LETTER. Set forth in the CAROLCO LETTER is a list of each loan or credit agreement, note, bond, mortgage, indenture and other agreement and instrument pursuant to which any indebtedness of Carolco or any of its Subsidiaries (other than indebtedness solely among or between Carolco and/or any of its Subsidiaries) in an aggregate principal amount in excess of $3,000,000 is outstanding or may be incurred and the respective principal amounts currently outstanding thereunder.

                    (b)  Neither Carolco nor any of its
          Subsidiaries is in default under (nor does there exist any condition which upon the passage of time, the giving of notice or both would cause such a violation of or default under) any material agreement with any of its customers or suppliers of products or services which are of material importance to Carolco or any of its Subsidiaries, and no such customer or supplier, to the knowledge of Carolco or any of its Subsidiaries, is in default under (nor does there exist any condition which upon the passage of time, the giving of notice or both would cause such customer or supplier to be in violation of or default under) any of such material agreements or except as are set forth in the CAROLCO LETTER.

               SECTION 6.14 PERMITS. Carolco and each of its Subsidiaries possess all franchises, permits, licenses, certificates, approvals or other authorizations necessary to own or lease and operate their properties and to conduct their businesses, except for incidental franchises, permits, licenses, certificates, approvals and other authorizations that would be readily obtainable by any qualified applicant without undue burden in the event of any lapse, termination, cancellation or forfeiture or which if not obtained would not have a Material Adverse Effect on Carolco.

               SECTION 6.15 ABSENCE OF CHANGES IN CAROLCO BENEFIT PLANS. Except as disclosed in the Carolco SEC Documents or the CAROLCO LETTER, since the date of the most recent audited financial statements included in the Carolco SEC Documents, there has not been any adoption or amendment by Carolco or any of its Subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical fringe benefit or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee or director of, or any other person providing services to, Carolco or any of its Subsidiaries (collectively, "Carolco Benefit Plans") which will have a Material Adverse Effect on Carolco. Carolco has delivered to LIVE true, correct and complete copies of all Carolco Benefit Plans. Each of the Carolco Benefit Plans is in material compliance with all applicable laws including ERISA and the Code.

               SECTION 6.16 INTELLECTUAL PROPERTY. Carolco and its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (collectively, the "Carolco Proprietary Rights") which are material to the conduct of the business of Carolco and its Subsidiaries taken as a whole. No claims are pending or, to the knowledge of Carolco, threatened that Carolco or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Carolco Proprietary Right, except for such claims or threats which could not reasonably be expected to have a Material Adverse Effect on Carolco.
          To the knowledge of Carolco, no person is infringing the rights of Carolco with respect to any Carolco Proprietary Right that would have a Material Adverse Effect on Carolco. No lien, encumbrance or restriction with respect to any Carolco Proprietary Right has a Material Adverse Effect on Carolco, or so far as Carolco can now foresee could reasonably be expected to have a Material Adverse Effect on Carolco.

               SECTION 6.17   ENVIRONMENTAL MATTERS.  To the
          knowledge of Carolco, Carolco and each of its Subsidiaries are in compliance with all applicable
          Environmental Laws, except for violations of the Environmental Laws that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Carolco.

               SECTION 6.18 TAXES. Except as set forth in the CAROLCO LETTER or the Carolco SEC Documents: (a) each of Carolco and its Subsidiaries has timely filed all federal, state, local or foreign tax returns required to be filed by it (except for all such returns the failure of which timely filing would, individually or in the aggregate, not have a Material Adverse Effect on Carolco), and has paid (or Carolco has paid on its behalf) all taxes shown as due on the returns in respect of the periods covered by such returns; (b) there are no tax liens upon any property or assets of Carolco or any of its Subsidiaries which would have a Material Adverse Effect on Carolco, except liens for current taxes not yet due; (c) neither Carolco nor any of its Subsidiaries is delinquent in the payment of any material tax, assessment or governmental charge which would have a Material Adverse Effect on Carolco; (d) no deficiencies for any taxes have been proposed, asserted or assessed against Carolco or any of its Subsidiaries which would have a Material Adverse Effect on Carolco or its Subsidiaries, and no requests for waivers of the time to assess any such taxes are pending; and (e) no audits of the tax returns of Carolco or any of its Subsidiaries are currently being conducted by a taxing authority, and neither Carolco nor its Subsidiaries have received any notices of pending or proposed audits from a taxing authority.

               SECTION 6.19 FOREIGN CORRUPT PRACTICES ACT. To the best knowledge of the officers of Carolco, neither Carolco, any Subsidiary of Carolco nor any director, officer, agent, employee or other person associated with or acting on behalf of any of them has (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment or made any unlawful expenditures relating to political activity, or made any direct or indirect unlawful payments to governmental officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures. Carolco is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act and to the best knowledge of the officers of Carolco, there is no failure of compliance with such provisions.

               SECTION 6.20 BROKERS. No broker, investment banker or other person, other than Seidler or Daniels & Associates, the fees and expenses of which will be paid by Carolco in accordance with Carolco's written agreement with Seidler and Daniels & Associates (copies of which have been delivered by Carolco to LIVE prior to the date hereof), is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Carolco.

               SECTION 6.21   OFFICERS, DIRECTORS AND KEY
          EMPLOYEES. The CAROLCO LETTER sets forth (i) the name and total compensation of each officer and director of Carolco; (ii) the name of each officer and director of any of Carolco's Subsidiaries; (iii) the name and total compensation of each other officer, director, employee, consultant, agent or other representative of Carolco or any of its Subsidiaries whose current annual rate of compensation (including bonuses and commissions) exceeds $150,000; (iv) all wage or salary increases or bonuses received by the persons identified in Section 6.21(i) and
          (iii) ("Significant Carolco Employees") since
          December 31, 1993, and any accrual for or commitment or agreement by Carolco or any of its Subsidiaries to pay such increases or bonuses; and (v) a notation with respect to each of such Significant Carolco Employees, whether they have an employment agreement with Carolco or any of its Subsidiaries and, if so, the date and term of such agreement. Except as set forth in the CAROLCO LETTER, (x) to the knowledge of Carolco or any of its Subsidiaries, none of such Significant Carolco Employees has made a threat to Carolco or any of its Subsidiaries or to any of their officers or directors to cancel or otherwise terminate such Significant Carolco Employee's relationship with Carolco or any of its Subsidiaries and
          (y) none of such Significant Carolco Employees have "change of control" clauses or agreements with Carolco or any of its Subsidiaries (or similar clauses or agreements permitting such Significant Carolco Employees to terminate their employment relationship with Carolco or any of its Subsidiaries) that would be triggered by the Merger which have not been waived on the date hereof.

               SECTION 6.22   STATE TAKEOVER STATUTES.  Neither
          Section 203 of the DGCL nor any other "fair price," "moratorium," "control share acquisition" or other state takeover statute or similar statute or regulation applies to the Merger by virtue of Carolco engaging in the transactions contemplated hereby.

               SECTION 6.23 INSURANCE. Carolco and each of its Subsidiaries have been and are insured by financially sound and reputable insurers with respect to their properties and the conduct of their business in such amounts and against such risks as are reasonable in relation to their respective businesses, and each will use its best efforts to maintain such insurance. Such insurance is in full force and effect and no notice of cancellation or termination has been received with respect to any of said insurance. Except as disclosed in the CAROLCO LETTER, there are no claims pending thereunder except where such claim would not, individually or in the aggregate, have a Material Adverse Effect on Carolco.

               SECTION 6.24 TITLE TO PROPERTIES AND RELATED MATTERS. Except with respect to the Carolco Proprietary Rights, Carolco and each of its Subsidiaries have good and marketable title (or valid and subsisting leasehold interests) to all of the personal properties and assets (tangible and intangible) and the real properties utilized in their businesses or reflected in the Carolco SEC Documents or acquired after the date thereof (other than properties sold or otherwise disposed of in the ordinary course of business) which are material to them, free and clear of all title defects, liens, encumbrances and restrictions, except (i) as reflected in the Carolco SEC Documents, (ii) to the extent not described in clause
          (i), those described in the CAROLCO LETTER, (iii) to the extent not described in clause (i), statutory liens not yet due or delinquent or the validity of which are being contested or litigated in good faith by appropriate proceedings and for which Carolco has set aside on its books reserves that are adequate with respect thereto; and (iv) liens, encumbrances, covenants, rights of way, building or use restrictions, easements, exceptions, variances, reservations and other matters or limitations of any kind, if any, which, when considered together with the liens described in clauses (i), (ii) and (iii), do not have a Material Adverse Effect on Carolco's business or operations. All properties of Carolco and each of its Subsidiaries are reflected in the Carolco SEC Documents in the manner and to the extent required by generally accepted accounting principles consistently applied. Neither the whole nor any portion of the leaseholds or any other assets of Carolco or any of its Subsidiaries is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor to the knowledge of Carolco or any of its Subsidiaries has any such condemnation, expropriation or taking been proposed, which would have a Material Adverse Effect on Carolco and its Subsidiaries taken as a whole.

               SECTION 6.25 ACCURACY OF CAROLCO DISCLOSURE. Neither this Agreement, nor any document or other paper furnished (or to be furnished pursuant hereto at the Closing) by or on behalf of Carolco to LIVE pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made, in the context in which made, not false or misleading. There is no fact that Carolco has not disclosed to LIVE in writing that has a Material Adverse Effect on Carolco or so far as Carolco can now foresee will have a Material Adverse Effect on Carolco or on the ability of Carolco to perform this Agreement.

                                  ARTICLE 7

                 REPRESENTATIONS AND WARRANTIES REGARDING CAC

                    LIVE and CAC jointly and severally represent and warrant to Carolco as follows:

               SECTION 7.1 ORGANIZATION AND STANDING. CAC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. CAC was organized solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business or entered into any agreements since it was incorporated which is not in connection with this Agreement, has not incurred any liabilities since it was incorporated, and (except as set forth in the LIVE LETTER) does not own any properties.

               SECTION 7.2 CAPITAL STRUCTURE. As of the date of this Agreement, the authorized capital stock of CAC consists of one share of CAC Common Stock, which is validly issued and outstanding, fully paid and nonassessable. As of the date of this Agreement, except for this Agreement, there are no options, warrants, rights, commitments, agreements, arrangements or undertakings of any kind to which CAC is a party or by which it is bound relating to the issuance of any capital stock or other voting securities of CAC or any securities convertible into or exchangeable for any capital stock or other voting securities of CAC, or any options, warrants or other rights to purchase capital stock or other voting securities of CAC.

               SECTION 7.3    AUTHORITY.

                    (a) CAC has all requisite corporate power and authority to enter into and execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by CAC of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors and LIVE as its sole stockholder, and no other corporate proceedings on the part of CAC are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CAC and (assuming the due authorization, execution and delivery hereof by Carolco) constitutes a valid and binding obligation of CAC enforceable against CAC in accordance with its terms, except (i) as such obligation may be affected by bankruptcy, insolvency, reorganization, moratorium or similar laws, or by equitable principles relating to or limiting creditors' rights generally, and
          (ii) that the remedies of specific performance, injunction and other forms of equitable relief are subject to certain tests of equity jurisdiction, equitable defenses and the discretion of the court before which any proceeding therefor may be brought.

                    (b)  The execution and delivery of this
          Agreement do not, and the consummation of the transactions contemplated hereby in compliance with the provisions hereof will not, breach, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under or result in or give rise to a right of termination, cancellation or acceleration of any liability or obligation or to the loss of a material benefit under, any provision of the Certificate of Incorporation or Bylaws of CAC, true and complete copies of which as of the date hereof have been delivered to Carolco.

                                  ARTICLE 8

                  COVENANTS RELATING TO CONDUCT OF BUSINESS

               SECTION 8.1    CONDUCT OF BUSINESS BY LIVE PENDING
          THE MERGER.

                    (a) ORDINARY COURSE. During the period from the date of this Agreement through the Effective Date or earlier termination of this Agreement, LIVE shall, and shall cause its Subsidiaries to, in all material respects carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use all reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees necessary to its business and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Date. Without limiting the generality of the foregoing, and, except as otherwise expressly contemplated by this Agreement, LIVE shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Carolco or except as disclosed in the LIVE LETTER:

                         (i)  (A)  declare, set aside or pay any
                    dividends on, or make any other actual,
                    constructive or deemed distributions in respect of, any of its capital stock, except for dividends from Subsidiaries to LIVE, and except for dividends declared, set aside or paid with respect to the LIVE Series B Preferred Stock and LIVE Series C Preferred Stock in accordance with their current terms;

                              (B)  split, combine or reclassify any
                    of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

                              (C)  purchase, redeem or otherwise
                    acquire any shares of capital stock of LIVE or any other debt or equity securities thereof or any rights, warrants or options to acquire any such shares or other securities, except that LIVE may, before the Effective Date, redeem all outstanding shares of the LIVE Series B Preferred Stock as contemplated in
                    Section 10.2(e) herein, and except that LIVE may, before the Effective Date, redeem or repay up to $6,000,000, in aggregate, of its $37,000,000, in aggregate, 12% Senior Subordinated Secured Notes due 1994 ("LIVE 12% Notes");

                              (D)  amend the terms of any LIVE
                    capital stock or any other securities of LIVE, except as contemplated herein.

                         (ii) issue, deliver, sell, pledge, dispose
               of or otherwise encumber (or propose to do any of the foregoing) any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than, in the case of LIVE, the issuance of LIVE Common Stock or LIVE Series A Common Stock during the period from the date of this Agreement through the Effective Date upon the exercise of existing LIVE stock options or warrants or conversion of LIVE Series B Preferred Stock or LIVE Series C Preferred Stock outstanding on the date of this Agreement in accordance with their current terms, and actions with respect to the LIVE Rights in accordance with their current terms);

                         (iii)     other than as provided herein or
               contemplated hereby, amend the Restated Certificate of Incorporation of LIVE or Bylaws of LIVE or comparable charter or organizational documents of any of its Subsidiaries;

                         (iv) acquire or agree to acquire by
               merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case that are material, individually or in the aggregate, to LIVE and its Subsidiaries taken as a whole or which would make it impossible or a violation of applicable laws, rules or regulations for Carolco to effect the Merger;

                         (v)  except with respect to plans
               previously disclosed to Carolco with respect to Strawberries and VCL, sell, lease, assign or otherwise dispose of or agree to sell, lease, assign or otherwise dispose of any of its assets that are material, individually or in the aggregate, to LIVE and its Subsidiaries taken as a whole or which would make it impossible or a violation of applicable laws, rules or regulations for Carolco to effect the Merger;

                         (vi) except as permitted in
               Section 10.2(f) hereof, incur any indebtedness (as defined in Section 5.13(a)).

                         (vii)     make or incur any capital
               expenditure or expenditures exceeding $100,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

                         (viii)    except as disclosed in the LIVE
               SEC Documents, pay, discharge or satisfy any material claims, litigation, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities (a) reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of LIVE included in LIVE SEC Documents or (b) incurred in the ordinary course of business consistent with past practice;

                         (ix) take any action with respect to the
               grant of any severance or termination pay to any director, officer or employee of LIVE or any of its Subsidiaries or with respect to any increase of benefits payable under its severance or termination pay practices in effect on the date hereof, except for actions involving expenditures by LIVE or any of its Subsidiaries of (a) individually, no more than $100,000 in excess of the amount of compensation that would have been paid during the remainder of the term had the contract not been terminated, or
               (b) in the aggregate, no more than $500,000 in excess of the amount of compensation that would have been paid during the remainder of the term of all terminated contracts had they not been terminated;

                         (x)  except as may be required by law or
               this Agreement, enter into, adopt or increase in any material manner the benefits payable under any bonus, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or (except for increases in the ordinary course of business consistent with past practice) increase in any manner the compensation or fringe benefits of any director or officer or pay any benefit not required by any existing plan and arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

                         (xi) except as may be required as a result
               of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

                         (xii)     write down the value of any
               inventory or write off as uncollectible any notes or accounts receivable, except with respect to plans previously disclosed to Carolco with respect to Strawberries and VCL and except for immaterial write-downs and write-offs in the ordinary course of business and consistent with past practice;

                         (xiii)    dispose of or permit to lapse
               any LIVE Proprietary Rights or disclose to any person any LIVE Proprietary Rights except where such disposal, lapse or disclosure would not, individually or in the aggregate, have a Material Adverse Effect on LIVE;

                         (xiv)     pay, loan or advance any amount
               to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its officers or directors or any affiliate thereof, except pursuant to existing agreements with such persons, except for directors' fees and compensation to officers at rates not exceeding the rates of compensation paid during the six-month period ended December 31, 1993, or except for transactions in the ordinary course of business, or except as disclosed in the LIVE SEC Documents or except as otherwise permitted or contemplated hereunder; or

                         (xv) enter into any contract, agreement,
               commitment or arrangement with respect to any of the foregoing.

                    (b)  NO DEFAULT.  Other than with Carolco's
          prior written consent or as disclosed in the LIVE LETTER, neither LIVE nor any of its Subsidiaries shall do any act or omit to do any act, or knowingly permit any act or omission to act, which will cause a breach of any material contract or commitment of LIVE or any of its Subsidiaries, except for such breaches (other than of the provisions of this Agreement) as would not, individually or in the aggregate, have a Material Adverse Effect on LIVE.

                    (c)  COMPLIANCE WITH LAWS.  LIVE and each of
          its Subsidiaries shall duly comply with all laws applicable to it and its properties, operations, business and employees, except where the breach thereof would not, individually or in the aggregate, have a Material Adverse Effect on LIVE.

                    (d)  TAX RETURNS.  LIVE and each of its
          Subsidiaries shall prepare, file and pay amounts shown as due on all federal, state, local and foreign tax returns and amendments thereto required to be filed by it, except that the failure to file those state, local or foreign returns which individually or in the aggregate would not have a Material Adverse Effect on LIVE shall not be deemed a breach of this Section 8.1(d).

                    (e) OTHER ACTIONS. LIVE shall not, and shall not permit any of its Subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of LIVE or CAC set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or
          (iii) any of the conditions set forth in Article 10 not being satisfied.

                    (f)  ADVICE OF CHANGES; SEC FILINGS.  LIVE
          shall promptly advise Carolco in writing of any change or event having, or which, insofar as can reasonably be foreseen, would have, a Material Adverse Effect on LIVE without regard to whether such change or event would be permitted hereunder. LIVE shall promptly advise Seidler in writing of any change or event or any other information which would materially impact the Seidler Fairness Opinion including material write-downs, litigation or changes in financial condition or capitalization without regard to whether such change or event would be permitted hereunder. LIVE shall promptly provide Carolco (or its counsel) with copies of all filings made by LIVE or CAC with the SEC or any other Governmental Entity in connection with this Agreement and the transactions contemplated hereby and thereby.

               SECTION 8.2    CONDUCT OF BUSINESS BY CAROLCO
          PENDING THE MERGER.

                    (a) ORDINARY COURSE. During the period from the date of this Agreement through the Effective Date or earlier termination of this Agreement, Carolco shall, and shall cause its Subsidiaries to, in all material respects carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use all reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees necessary to its business and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Date. Without limiting the generality of the foregoing, and, except as otherwise expressly contemplated by this Agreement, Carolco shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of LIVE or except as disclosed in the CAROLCO LETTER:

                         (i)  (A)  declare, set aside or pay any
                    dividends on, or make any other actual,
                    constructive or deemed distributions in respect of, any of its capital stock, except for dividends from Subsidiaries to Carolco, and except for payment-in-kind dividends declared, set aside or paid on the Carolco Series A Preferred Stock,

                              (B)  split, combine or reclassify any
                    of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock,

                              (C)  purchase, redeem or otherwise
                    acquire any shares of capital stock of Carolco or any of its Subsidiaries or any other debt or equity securities thereof or any rights, warrants or options to acquire any such shares or other securities, or

                              (D)  amend the terms of any Carolco
                    capital stock or any other securities of Carolco.

                         (ii) issue, deliver, sell, pledge, dispose
               of or otherwise encumber (or propose to do any of the foregoing) any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than, in the case of Carolco, the issuance of Carolco Common Stock during the period from the date of this Agreement through the Effective Date upon the exercise of existing Carolco stock options or warrants, the conversion of Carolco Series A Preferred Stock, the Carolco 5% Notes or the Carolco 7% Notes in accordance with their current terms or the issuance of Pay-Per-View Shares during the period from the date of this Agreement through the Effective Date);

                         (iii)     other than as provided herein,
               amend the Restated Certificate of Incorporation of Carolco or Restated Bylaws of Carolco or comparable charter or organizational documents of any of its Subsidiaries;

                         (iv) enter into any contract, agreement,
               commitment or arrangement with respect to United
               States and Canadian video rights;

                         (v)  acquire or agree to acquire by
               merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case that are material, individually or in the aggregate, to Carolco and its Subsidiaries taken as a whole or which would make it impossible or a violation of applicable laws, rules or regulations for LIVE to effect the Merger;

                         (vi) sell, lease, assign or otherwise
               dispose of or agree to sell, lease, assign or otherwise dispose of any of its assets that are material, individually or in the aggregate, to Carolco and its Subsidiaries taken as a whole or which would make it impossible or a violation of applicable laws, rules or regulations for LIVE to effect the Merger;

                         (vii)     incur any indebtedness (as
               defined in Section 5.13(a)), except for indebtedness incurred in the ordinary course of business consistent with past practice; or make any material loans, advances or capital contributions to, or investments in, any other person, other than to any wholly-owned Subsidiary of Carolco; and other than loans, advances, capital contributions, and investments made in the ordinary course of business, consistent with past practice;

                         (viii)    make or incur any capital
               expenditure or expenditures exceeding $100,000 in the aggregate other than in the ordinary course of business consistent with past practice;

                         (ix) except as disclosed in the Carolco
               SEC Documents, pay, discharge or satisfy any material claims, litigation, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities (a) reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Carolco included in Carolco SEC Documents or (b) incurred in the ordinary course of business consistent with past practice;

                         (x)  take any action with respect to the
               grant of any severance or termination pay to any director, officer or employee of Carolco or any of its Subsidiaries or with respect to any increase of benefits payable under its severance or termination pay practices in effect on the date hereof, except for actions involving expenditures by Carolco or any of its Subsidiaries of (a) individually, no more than $100,000 in excess of the amount of compensation that would have been paid during the remainder of the term had the contract not been terminated, or (b) in the aggregate, no more than $500,000 in excess of the amount of compensation that would have been paid during the remainder of the term of all terminated contracts had they not been terminated;

                         (xi) except as may be required by law or
               this Agreement, enter into, adopt or increase in any material manner the benefits payable under any bonus, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or (except for increases in the ordinary course of business consistent with past practice) increase in any manner the compensation or fringe benefits of any director or officer or pay any benefit not required by any existing plan and arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

                         (xii)     except as may be required as a
               result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

                         (xiii)    write down the value of any
               inventory or write off as uncollectible any notes or accounts receivable, except for immaterial write-downs, and write-offs in the ordinary course of business and consistent with past practice;

                         (xiv)     dispose of or permit to lapse
               any Carolco Proprietary Rights or disclose to any person any Carolco Proprietary Rights except where such disposal, lapse or disclosure would not, individually or in the aggregate, have a Material Adverse Effect on Carolco;

                         (xv) pay, loan or advance any amount to,
               or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its officers or directors or any affiliate thereof, except pursuant to existing agreements with such persons, except for directors' fees and compensation to officers at rates not exceeding the rates of compensation paid during the six-month period ended December 31, 1993, or except for transactions in the ordinary course of business or except as otherwise permitted or contemplated hereunder; or

                         (xvi)     enter into any contract,
               agreement, commitment or arrangement with respect to any of the foregoing.

                    (b) NO DEFAULT. Other than with LIVE's prior written consent or as disclosed in the CAROLCO LETTER, neither Carolco nor any of its Subsidiaries shall do any act or omit to do any act, or knowingly permit any act or omission to act, which will cause a breach of any material contract or commitment of Carolco or any of its Subsidiaries, except for such breaches (other than of the provisions of this Agreement) as would not, individually or in the aggregate, have a Material Adverse Effect on Carolco.

                    (c) COMPLIANCE WITH LAWS. Carolco and each of its Subsidiaries shall duly comply with all laws applicable to it and its properties, operations, business and employees, except where the breach thereof would not, individually or in the aggregate, have a Material Adverse Effect on Carolco.

                    (d)  TAX RETURNS.  Carolco and each of its
          Subsidiaries shall prepare, file and pay amounts shown as due on all federal, state, local and foreign tax returns and amendments thereto required to be filed by it, except that the failure to file those state, local or foreign returns which individually or in the aggregate would not have a Material Adverse Effect on Carolco shall not be deemed a breach of this Section 8.2(d).

                    (e)  OTHER ACTIONS.  Carolco shall not, and
          shall not permit any of its Subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of Carolco set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect, or
          (iii) any of the conditions set forth in Article 10 not being satisfied.

                    (f) ADVICE OF CHANGES; SEC FILINGS. Carolco shall promptly advise LIVE in writing of any change or event having, or which, insofar as can reasonably be foreseen, would have, a Material Adverse Effect on Carolco without regard to whether such change or event would be permitted hereunder. Carolco shall promptly advise Chemical in writing of any change or event or any other information which would materially impact the Chemical Fairness Opinion, including material write-downs, litigation or changes in financial condition or capitalization without regard to whether such change or event would be permitted hereunder. Carolco shall promptly provide LIVE (or its counsel) with copies of all filings made by Carolco with the SEC or any other Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

               SECTION 8.3 COMPETING OFFERS. Either LIVE or Carolco may accept a competing "takeover proposal" or "offer" if the Board of Directors of LIVE or Carolco, as the case may be, declare such "takeover proposal" or "offer" advisable, in the best interest of LIVE or Carolco, as the case may be, and that the terms, in the aggregate, of such "takeover proposal" or "offer" are better than the terms of the Merger as provided herein, provided, however, that LIVE or Carolco, as the case may be, shall pay the costs and expenses incurred in connection with the Merger in accordance with Section 9.7 hereof. In the case of Carolco, "takeover proposal" or "offer" shall mean any proposal or offer, other than a proposal or offer by LIVE or any of its affiliates, for a tender or exchange offer, a merger, consolidation or other business combination involving Carolco or any Subsidiary of Carolco or any proposal to acquire in any manner all or a substantial equity interest in, or all or a substantial portion of the assets of, Carolco or any of its Subsidiaries other than the transactions contemplated by this Agreement. In the case of LIVE, "takeover proposal" or "offer" shall mean any proposal or offer, other than a proposal or offer by Carolco or any of its affiliates, for a tender or exchange offer, a merger, consolidation or other business combination involving LIVE or any Subsidiary of LIVE (other than Strawberries or VCL) or any proposal to acquire in any manner all or a substantial equity interest in, or all or a substantial portion of the assets of, LIVE or any of its Subsidiaries (other than Strawberries or VCL) other than the transactions contemplated by this Agreement. Nothing herein shall prevent LIVE from selling all or any part of its Strawberries or VCL subsidiaries on terms previously disclosed to Carolco or otherwise acceptable to Carolco.

               SECTION 8.4 REORGANIZATION. During the period from the date of this Agreement through the Effective Date, unless the other parties hereto shall otherwise agree in writing, none of LIVE, CAC, any other Subsidiary of LIVE, Carolco nor any Subsidiary of Carolco shall knowingly take or fail to take any action which action or failure to act would jeopardize qualification of the Merger as a tax free reorganization under the Code.

               SECTION 8.5 CONDUCT OF BUSINESS OF CAC PENDING THE MERGER. During the period from the date of this Agreement through the Effective Date, CAC shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

               SECTION 8.6 UPDATE OF LIVE LETTER and CAROLCO LETTER. LIVE will update the LIVE LETTER and Carolco will update the CAROLCO LETTER (the CAROLCO LETTER and the LIVE LETTER are sometimes referred to herein collectively as the "Letters" and individually as a "Letter") from time to time hereafter until the Closing, including as of the date of the mailing of the Proxy Statement and as of the date of the Closing, to the extent any information disclosed on such Letters requires updating because of a change in facts or circumstances, and to the extent any new information that would have been included in either of such Letters on the date hereof had such information existed or been known on the date hereof later comes to the knowledge of LIVE or Carolco, as the case may be. The update of such Letters shall not modify or add additional exceptions to representations, warranties or covenants contained herein; any updating of the LIVE LETTER or CAROLCO LETTER which subsequently makes materially inaccurate as of the date of this Agreement any representation or warranty that is qualified as to materiality, or makes inaccurate as of the date of this Agreement any representation or warranty that is not qualified as to materiality, shall be deemed a material breach of this Agreement by the party whose representation or warranty was so made inaccurate; and neither party shall, by any update of its respective Letter, be relieved from the conditions set forth in Sections 10.2(a) and 10.2(b) and 10.3(a) and 10.3(b) concerning the truth and correctness of such parties' respective representations and warranties contained herein on and as of the Effective Date.

               SECTION 8.7 BRINGDOWN OF FAIRNESS OPINION. LIVE will request that Chemical confirm the Chemical Fairness Opinion and Carolco will request that Seidler confirm the Seidler Fairness Opinion each as of the day immediately preceding the Effective Date without any material change in any conclusions or opinions contained therein.

                                  ARTICLE 9

                            ADDITIONAL AGREEMENTS

               SECTION 9.1    CAROLCO AND LIVE STOCKHOLDER
          APPROVALS.

                    (a) Carolco shall promptly call a meeting of its stockholders (the "Carolco Stockholder Meeting") for the purpose of voting upon this Agreement and the transactions contemplated hereby and, subject to the fiduciary duties of Carolco's Board of Directors under applicable law, shall use its best efforts to obtain stockholder approval of this Agreement and the transactions contemplated hereby. The Carolco Stockholder Meeting shall be held as soon as practicable following the date upon which the Registration Statement becomes effective and Carolco will, through its Board of Directors but subject to the fiduciary duties of its Board of Directors under applicable law as advised in writing by outside counsel, recommend to its stockholders the approval of this Agreement and the transactions contemplated hereby and not rescind its declaration that the Merger is advisable. This Agreement and the transactions contemplated hereby shall be approved on behalf of Carolco's stockholders if (i) holders of at least a majority of the combined voting power with respect to Carolco's voting securities entitled to vote and present at the Carolco Stockholder Meeting (other than the Carolco Investors) vote in favor of this Agreement and the transaction contemplated hereby, (ii) holders of at least a majority of the combined voting power with respect to Carolco's voting securities entitled to vote at the Carolco Stockholder Meeting (including the Carolco Investors) vote in favor of this Agreement and the transactions contemplated hereby, and
          (iii) holders of 100% of the Carolco Series A Preferred Stock, voting as a class, vote in favor of this Agreement and the transactions contemplated hereby.

                    (b) LIVE shall promptly call a meeting of its stockholders (the "LIVE Stockholder Meeting" and, together with Carolco Stockholder Meeting, the "Stockholder Meetings") for the purpose of voting upon this Agreement and the transactions contemplated hereby, including the amendments to the Restated Certificate of Incorporation of LIVE referred to in Article 3 above, the issuance of LIVE Common Stock and LIVE Series D Preferred Stock in connection with the Merger, and taking such other actions as are reasonably required to consummate the Merger and, subject to the fiduciary duties of LIVE's Board of Directors under applicable law, shall use its best efforts to obtain stockholder approval of such issuance and action. The LIVE Stockholder Meeting shall be on the date of the Carolco Stockholder Meeting or, if such date is not practicable, on the closest date practicable. LIVE will, through its Board of Directors but subject to the fiduciary duties of its Board of Directors under applicable law as advised in writing by outside counsel, recommend to its stockholders the approval of this Agreement and the transactions contemplated hereby and not rescind its declaration that the Merger is advisable. This Agreement and the transactions contemplated hereby shall be approved on behalf of LIVE's stockholders if (i) holders of at least a majority of the combined voting power with respect to LIVE's voting securities entitled to vote and present at the LIVE Stockholder Meeting (other than the LIVE Investors) vote in favor of this Agreement and the transactions contemplated hereby, (ii) holders of at least 66-2/3% of the combined voting power with respect to LIVE's voting securities entitled to vote at the LIVE Stockholder Meeting (including the LIVE Investors) vote in favor of the Agreement and the transactions contemplated hereby and (iii) holders of 100% of the LIVE Series C Preferred Stock, voting as a class, vote in favor of the Agreement and the transactions contemplated hereby.

               SECTION 9.2    REGISTRATION STATEMENT AND PROXY
          STATEMENT

                    (a) LIVE and Carolco shall jointly prepare and file with the SEC as soon as practicable the Registration Statement and the Proxy Statement. The Registration Statement will provide for the registration of all shares of LIVE capital stock to be issued pursuant to the Merger, including without limitation, any shares of LIVE Common Stock underlying any LIVE Series D Preferred Stock to be issued pursuant to the Merger, any shares of LIVE Common Stock underlying any convertible debt of Carolco disclosed in the CAROLCO LETTER or herein, any shares of LIVE Common Stock underlying any warrants previously issued by Carolco as described herein or in the CAROLCO LETTER, and, as LIVE and Carolco mutually agree, any other security of LIVE. Each of LIVE and Carolco shall use all reasonable efforts to (i) have the Registration Statement declared effective by the SEC as soon as practicable and (ii) respond to and/or comply with any SEC staff comments on the Proxy Statement. LIVE shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under state blue sky or securities laws in connection with the issuance of the LIVE Common Stock and LIVE Series D Preferred Stock pursuant to the Merger and the exercise after the Effective Date of the New Stock Options issuable in respect of Carolco Stock Options as contemplated by
          Section 9.8. LIVE shall also prepare and timely file with the SEC one or more registration statements on Form S-8 for the purpose of registering the shares of LIVE Common Stock issuable after the Effective Date upon exercise of any Carolco Stock Options theretofore granted (collectively, the "Option Registration Statement"), and LIVE shall use its best efforts to cause the Option Registration Statement to become effective as soon as practicable after the Effective Date. LIVE and Carolco shall each furnish the other company all information concerning their respective companies and all such other information required for use in the Registration Statement, the Option Registration Statement and the Proxy Statement and both LIVE and Carolco shall each take such other action as the other company may reasonably request (and in the case of the Proxy Statement as required by the Exchange Act) in connection with the preparation of such Registration Statement, Option Registration Statement and Proxy Statement and the actions to be taken by LIVE pursuant to this Section 9.2.

                    (b) If at any time prior to the Effective Date any event with respect to LIVE or Carolco, their officers and directors or any of their Subsidiaries (including
          CAC) shall occur which is required at that time to be described in the Proxy Statement or the Registration Statement, the party with respect to whom the event occurs shall promptly notify the other party, and to the extent required by law, Carolco and LIVE will promptly file an amendment or supplement with the SEC and disseminate such amendment to the stockholders of LIVE and the stockholders of Carolco.

               SECTION 9.3    AMENDMENT TO INDENTURES.

                    (a) LIVE NOTE INDENTURE. LIVE shall take all action necessary to amend the Indenture ("LIVE Increasing Rate Notes Indenture") governing its $40,000,000, in aggregate, Increasing Rate Secured Senior Subordinated Notes due 1999 ("LIVE Increasing Rate Notes"), in form, scope and substance and on terms set forth in Exhibit 9.3(a).

                    (b) LIVE 12% INDENTURE. LIVE shall take all action necessary to amend the Indenture ("LIVE 12% Indenture") governing its $37,000,000, in aggregate, 12% Notes due 1994, in form, scope and substance and on terms set forth in Exhibit 9.3(b) and in accordance with the actions contemplated by Section 8.1(a)(i)(C) hereof with respect to the LIVE 12% Notes.

               SECTION 9.4 LISTING APPLICATION. LIVE will use its best efforts to obtain, prior to the Effective Date, approval for listing the Shares of LIVE Common Stock registered pursuant to the Registration Statement on the New York Stock Exchange, upon official notice of issuance.

               SECTION 9.5 ACCESS TO INFORMATION. Each of the parties hereto shall, and shall cause each of their respective Subsidiaries to, afford to the other party and to such other party's accountants, counsel, financial advisers and other representatives, reasonable access, and permit them to make such inspections as they may reasonably require, during normal business hours during the period from the date of this Agreement through the Effective Date to all their respective properties, books, contracts, commitments and records and, during such periods, Carolco and LIVE, as the case may be, shall, and shall cause each of their respective Subsidiaries to, furnish promptly to LIVE or Carolco, as the case may be, all other information concerning its business, properties and personnel as LIVE or Carolco, as the case may be, may reasonably request. Except as required by law, each of LIVE and Carolco will hold, and will cause its affiliates, associates, agents and representatives to hold, any nonpublic information in confidence unless disclosure of such material is compelled by judicial or administrative process, or, in the reasonable opinion of LIVE's and Carolco's respective outside counsel, by other requirements of law (in which cases the party compelled to disclose shall give reasonable notice to the other party prior to making the compelled disclosure), until such time as such information becomes publicly available otherwise than through the actions of such person, and each of Carolco and LIVE shall use its best efforts to ensure that such affiliates, associates and representatives do not disclose such information to others without the prior written consent of Carolco or LIVE, as appropriate. In the event of termination of this Agreement for any reason, LIVE shall promptly return all documents containing nonpublic information so obtained from Carolco or any of its Subsidiaries and any copies made of such documents for LIVE, and Carolco shall promptly return all documents containing nonpublic information so obtained from LIVE or any of its Subsidiaries and any copies made of such documents for Carolco. No investigation pursuant to this Section 9.5 shall add to or subtract from any representations or warranties of Carolco or LIVE, as the case may be, or the conditions to the respective obligations of Carolco or LIVE or CAC to consummate the Merger. Nothing herein shall limit or release any of the confidentiality agreements previously entered in by the parties.

               SECTION 9.6 AFFILIATES. Prior to the Effective Date, Carolco and LIVE, after consultation with Gipson Hoffman & Pancione and Sidley & Austin, shall each cause to be prepared and delivered to the other a list (reasonably satisfactory to each other's counsel) identifying all persons who, at the time of the respective Stockholder Meetings, may be deemed to be "affiliates" of Carolco as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Affiliates"). Carolco and LIVE, through its counsel, shall advise each such possible Affiliate of its obligations under Rule 145 with respect to shares of LIVE Common Stock issued to each such possible Affiliate pursuant to the Merger.

               SECTION 9.7 FEES AND EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, except that the legal fees and expenses incurred in connection with printing and mailing the Registration Statement and related materials, the Option Registration Statement and the Proxy Statement will be shared equally by LIVE and Carolco, except that in the event this Agreement shall terminate by virtue of either of the provisions of subsections (b)(i) or (ii) or (c)(i) or (ii) of Section
          11.1 hereof, then Carolco, in the case of subsection (b), and LIVE, in the case of subsection (c), shall reimburse the other party for all such legal fees and expenses. In the event this Agreement shall terminate by virtue of Subsection (d) of Section 11.1 hereof, then the party who accepts the "competing proposal" or "offer" shall reimburse the other party for all out-of-pocket expenses incurred by the other party in connection with the Merger through the date of termination of this Agreement.

               SECTION 9.8    CAROLCO STOCK OPTIONS.

                    (a)  As of the Effective Date, LIVE shall
          assume (pursuant to an assumption agreement satisfactory to LIVE and Carolco) Carolco's obligations under the 1986 Non-Employee Stock Option Plan of Carolco and the 1986 Employee Stock Option Plan of Carolco (collectively, the "1986 Plan") and the 1989 Stock Option and Stock Appreciation Rights Plan of Carolco (the "1989 Plan") (the 1986 Plan and the 1989 Plan are sometimes referred to hereinafter collectively as the "Carolco Stock Plans"). Each option to purchase shares of Carolco Common Stock outstanding immediately prior to the Effective Date pursuant to the Carolco Stock Plans (a "Plan Option") shall become and represent an option to purchase that number of shares of LIVE Common Stock (a "New Stock Option") as the holder of such Plan Option would have been entitled to receive by virtue of the Merger had it exercised such Plan Option immediately prior to the Effective Date, at an exercise price per share equal to the exercise price per share of such Plan Option immediately prior to the Effective Date multiplied by the Exchange Ratio. After the Effective Date, except as provided in this Section 9.8, each New Stock Option shall be exercisable upon the same terms and conditions as were applicable under the related Plan Option prior to the Effective Date.

                    (b) All time elapsed since the grant of a Plan Option shall be credited to the applicable successor option for purposes of determining when such successor option vests.

                    (c)  In the event of any reclassification,
          stock split or stock dividend with respect to LIVE Common Stock (or if a record date with respect to any of the foregoing) should occur after the date of this Agreement and before the Effective Date, appropriate and proportionate adjustments shall be made in the exchange ratios for Plan Options.

                    (d) After the Effective Date, LIVE shall grant no New Stock Options or Carolco stock appreciation rights under the Carolco Stock Plans as assumed by LIVE or any LIVE stock options or LIVE stock appreciation rights under LIVE's 1988 Stock Option and Stock Appreciation Rights Plan. After the Effective Date, LIVE may grant LIVE stock options or LIVE stock appreciation rights only pursuant to a 1994 Stock Option and Stock Appreciation Rights Plan for LIVE substantially in the form attached hereto as Exhibit 9.8(d) ("New Plan"), subject to approval of such New Plan by a majority of the voting power of LIVE entitled to vote and voting at the LIVE Stockholder Meeting.

               SECTION 9.9    OTHER OBLIGATIONS OF CAROLCO AND
          LIVE.

                    (a)  As of the Effective Date, LIVE shall
          assume (pursuant to an assumption agreement in the form of Exhibit 9.9(a) hereto) each of Carolco's obligations under that certain Employment Agreement dated as of August 10, 1994, by and between Carolco and Mario Kassar. The agreement of LIVE under this Section 9.9(a) is also made for the benefit of Mario Kassar, who is intended to be, and hereby expressly is constituted, a third party beneficiary of such agreement.

                    (b)  As of the Effective Date, LIVE shall
          become co-obligor with Carolco (pursuant to an amendment to the Indenture dated as of October 20, 1993, by and between Carolco and First Trust of California, National Association, as Indenture Trustee, governing the Carolco 5% Notes in the form of Exhibit 9.9(b) hereto ("Amended and Restated Carolco 5% Indenture")), with respect to certain of Carolco's obligations with respect to the Carolco 5% Notes.

                    (c)  As of the Effective Date, LIVE shall
          become co-obligor with Carolco (pursuant to an amendment to the Standby Purchase and Investment Agreement dated as of July 29, 1993, by and among Carolco, Cinepole, Le Studio Canal+, RCS, Pioneer and Tele-Communications, Inc. in the form of Exhibit 9.9(c) hereto ("Amended and Restated Standby Purchase and Investment Agreement")) with respect to certain of Carolco's obligations with respect to the Carolco 7% Notes.

                    (d)  As of the Effective Date, LIVE, Carolco
          and American Stock Transfer & Trust Company shall have entered into that certain First Supplemental Indenture in the form of Exhibit 9.9(d) hereto with respect to the Indenture governing the 11.5%/10% Reducing Rate Senior Notes of Carolco (the "Carolco 11.5%/10% Notes").

                    (e)  As of the Effective Date, LIVE, Carolco
          and American Stock Transfer & Trust Company shall have entered into that certain First Supplemental Indenture in the form of Exhibit 9.9(e) hereto with respect to the Indenture governing the 13%/12% Reducing Rate Senior Subordinated Notes of Carolco (the "Carolco 13%/12% Notes").

                    (f)  As of the Effective Date, LIVE, Carolco
          and IBJ Schroder Bank & Trust Company shall have entered into that certain First Supplemental Indenture in the form of Exhibit 9.9(f) hereto with respect to the Amended and Restated Indenture governing the 13% Senior Subordinated Notes of Carolco (the "Carolco 13% Notes").

                    (g)  As of the Effective Date, LIVE shall
          become a party (pursuant to an assumption agreement in the form of Exhibit 9.9(g) hereto to that certain Domestic Output Agreement dated as of May 1, 1993 by and between Carolco and Metro-Goldwyn-Mayer Inc. ("MGM") and with respect to that certain Confidential Draft Term Sheet dated as of April 23, 1993 by and between Carolco and MGM (together, the "MGM Distribution Agreements").

                    (h) As of the Effective Date, LIVE (as Carolco Entertainment Inc.) shall become a party (pursuant to an assumption agreement in the form of Exhibit 9.9(h) hereto) to that certain Output Agreement dated as of May 8, 1991, by and between RCS Video Services Antilles N.V. and Carolco International Inc. (formerly known as Carolco International N.V.), as amended and to that certain Inducement Letter dated as of May 8, 1991, by and among RCS Video Services Antilles N.V., Carolco, Carolco International Inc. (formerly known as Carolco International N.V.), RCS Editori SpA and RCS International Communications N.V.

                    (i) As of the Effective Date, LIVE (as Carolco Entertainment Inc.) shall become a party (pursuant to an assumption agreement in the form of Exhibit 9.9(i) hereto) to that certain First Refusal Agreement dated effective as of October 30, 1991, by and between Carolco and Le Studio Canal+ S.A. and agreed to by Carolco International Inc. (formerly known as Carolco International N.V.).

                    (j) As of the Effective Date, LIVE (as Carolco Entertainment Inc.) shall become a party (pursuant to an assumption agreement in the form of Exhibit 9.9(j) hereto) to that certain Ancillary Agreement Concerning Japan and Laser Disc Rights of Pioneer, dated as of July 3, 1990 by and between Carolco and Pioneer and agreed to by Carolco International Inc. (formerly known as Carolco International N.V.) and LIVE.

               SECTION 9.10 REGISTRATION RIGHTS. After the Effective Date, all registration rights in favor of the LIVE Investors with respect to any equity securities of LIVE (other than the LIVE Series C Preferred Stock and the LIVE Common Stock underlying such LIVE Series C Preferred Stock, as to which the registration rights agreement currently in effect with respect thereto shall continue to remain in full force and effect after the Effective Date) held by them as of the Effective Date, or in favor of the Carolco Investors (other than New Carolco Investments B.V.) with respect to any equity securities of Carolco held by them as of the Effective Date, shall be cancelled and replaced by a registration rights agreement (the "New Carolco Entertainment Inc. Registration Rights Agreement") substantially in the form of Exhibit 9.10 hereto.

               SECTION 9.11 BEST EFFORTS. Upon the terms and subject to the conditions set forth in this Agreement, and further subject to the fiduciary obligations of the respective Boards of Directors of LIVE, CAC and Carolco under applicable law as advised in writing by outside counsel, each of the parties agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, and the other transactions contemplated by this Agreement, including (a) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (b) the obtaining of all necessary consents, approvals or waivers from third parties including those entities identified in the LIVE LETTER and the CAROLCO LETTER, (c) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, or the consummation of the transactions contemplated hereby and thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. Copies of all third-party consents obtained hereunder by LIVE (or any of its Subsidiaries) or Carolco (or any of its Subsidiaries) shall be provided to LIVE or Carolco, respectively, promptly after any such consent is obtained. In case at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of LIVE, Carolco or CAC shall take all such necessary action.

               SECTION 9.12 PUBLIC ANNOUNCEMENTS. LIVE and CAC, on the one hand, and Carolco, on the other hand, will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law. Nothing herein shall limit or release any of the confidentiality agreements previously entered into by the parties.

               SECTION 9.13 STATE TAKEOVER LAWS. If any "fair price" or "control share acquisition" statute or other similar statute or regulation is or shall become applicable to the transactions contemplated hereby, Carolco and the members of the Board of Directors of Carolco and LIVE and the members of the Board of Directors of LIVE shall use their best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize the effects of such statute or regulation on the transactions contemplated hereby.

               SECTION 9.14 INDEMNIFICATION. LIVE and CAC agree that all rights to indemnification from Carolco for acts or omissions occurring prior to the Effective Date now existing shall continue in full force and effect, as obligations of the Surviving Corporation, in accordance with their terms. LIVE will provide, or cause the Surviving Corporation to provide, for a period of not less than seven years from the Effective Date, Carolco's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Date (the "D&O Insurance") that is no less favorable to them than Carolco's existing policy or, if substantially equivalent insurance coverage is unavailable or is only available on terms which LIVE believes are not commercially reasonable, the best available coverage. At and after the Effective Date, LIVE shall indemnify, defend and hold harmless each person who is now or has been at any time prior to the date hereof or who becomes prior to the Effective Date an officer, director, employee, agent or representative of Carolco or any of its Subsidiaries and all defendants in their capacity as such in the same manner and to the same extent required by the Restated Certificate of Incorporation of Carolco and the Restated Bylaws of Carolco and/or the comparable charter or organizational documents of any of its Subsidiaries as of the date hereof and in the same manner and to the same extent required by any Indemnity Agreements existing as of the date hereof between Carolco or any of its Subsidiaries whereby Carolco or any of its Subsidiaries has agreed to indemnify, defend or hold harmless any officers, directors, employees or agents thereof (a list of such indemnity agreements is included in the CAROLCO LETTER).

               SECTION 9.15   [INTENTIONALLY DELETED.]

               SECTION 9.16   [INTENTIONALLY DELETED.]

               SECTION 9.17   LIVE RIGHTS.  In satisfaction of
          Section 10.2(i) hereof, before the Effective Date LIVE will take all actions necessary to terminate the existing LIVE Rights Agreement and cancel all outstanding LIVE Rights.

               SECTION 9.18 CONTINUATION OF BUSINESS OR BUSINESS
          ASSETS. After the Effective Date, LIVE will continue at least one significant historic business line of Carolco or use at least a significant portion of Carolco's historic business assets in a business, in each case within the meaning of Treasury Regulation SECTION 1.368-1(d).


                                  ARTICLE 10

                             CONDITIONS PRECEDENT

               SECTION 10.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following conditions:

                    (a) STOCKHOLDER APPROVALS. (i) This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the holders of Carolco capital stock as set forth in Section 9.1 above and (ii) this Agreement and the transactions contemplated hereby, including the issuance of LIVE Common Stock and LIVE Series D Preferred Stock pursuant to the Merger, the amendments to the Restated Certificate of Incorporation of LIVE and related matters shall have been approved by the requisite vote of the holders of LIVE capital stock as set forth in Section 9.1 above.

                    (b)  BRINGDOWN OF FAIRNESS OPINIONS.  The
          Chemical Fairness Opinion and the Seidler Fairness Opinion shall have been confirmed as of the date immediately preceding the Effective Date without any material change in any conclusions or opinions contained therein.

                    (c) REGISTRATION STATEMENTS. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for such purpose shall be pending before the SEC.

                    (d)  STOCK EXCHANGE LISTING.  The shares of
          LIVE Common Stock registered pursuant to the Registration Statement shall be approved for listing on the New York Stock Exchange, upon official notice of issuance, or on such other principal United States trading market (whether a stock exchange or the National Association of Securities Dealers Automated Quotation System) as the LIVE Common Stock is listed immediately prior to the Effective Date or as the parties may mutually agree.

                    (e) REORGANIZATION. Each of Carolco and LIVE shall be reasonably satisfied that none of Carolco, LIVE and CAC will recognize material taxable gain as a result of the Merger and that its stockholders will not recognize any taxable gain as a result of the Merger.

                    (f) ADEQUATE FINANCING COMMITMENTS. Aggregate financing commitments shall have been received by Carolco and LIVE, the terms of which shall be set out more fully on Exhibit 10.1(f) hereto.

                    (g) NO MATERIAL ADVERSE CHANGE. There shall not have occurred any change or development in or affecting the assets, liabilities, business, operations, condition (financial or other) or prospects of Carolco or LIVE which, in the aggregate, could be reasonably expected to have a Material Adverse Effect on such party, except for (i) such changes at LIVE with respect to plans previously disclosed to Carolco with respect to Strawberries and VCL, or (ii) such changes resulting from facts disclosed as of the date of the Merger Agreement in the CAROLCO LETTER or Carolco SEC Documents or the LIVE LETTER or LIVE SEC Documents, as the case may be.

                    (h) GOVERNMENTAL APPROVALS. All consents and approvals of, and notices to and filings with, any governmental authority or agency as are required in connection with the consummation of the Merger and the transactions contemplated hereby shall have been obtained, given and made, and all waiting periods, if any, applicable to the consummation of the Merger imposed by any applicable law, rule or regulation (including, but not limited to, the HSR Act) shall have expired without any action, proceeding or investigation being commenced or threatened which seeks to enjoin or delay consummation of the Merger or to impose any material restrictions or onerous requirements on Carolco, LIVE or their respective stockholders.

                    (i)  THIRD PARTY CONSENTS.  All consents and
          approvals of, and notices to and filings with, any non-governmental persons required in connection with the consummation of the Merger and the transactions contemplated hereby shall have been obtained, given or made, except for any thereof which, if not obtained, given or made would not, in the aggregate, have a Material Adverse Effect on the ability of any party to consummate the transactions contemplated hereby or on the assets, liabilities, business, operations, condition (financial or other) or prospects of any party or any of its direct or indirect subsidiaries.

                    (j) NO ORDER. No Governmental Entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of preventing the consummation of the Merger or making the transactions contemplated hereby illegal (each party hereto agreeing to use its best efforts to have any such order, injunction or the like lifted or waived).

                    (k) APPROVAL OF COUNSEL TO CAROLCO AND LIVE. All actions, proceedings, instruments and documents required to carry out the transactions contemplated hereby or incidental hereto and all other related legal matters shall be reasonably satisfactory to and approved by counsel for each of Carolco and LIVE and such counsel shall have been furnished with such certified copies of such corporate actions and proceedings and such other instruments and documents as it shall have reasonably requested.

                    (l)  REGISTRATION RIGHTS.  The Carolco
          Investors (other than New Carolco Investments B.V.) and the LIVE Investors shall have entered into the registration rights agreement contemplated in
          Section 9.10 hereof.

                    (m)  AMENDED AND RESTATED CERTIFICATE OF
          INCORPORATION OF LIVE. The Amended and Restated Certificate of Incorporation of LIVE shall have been filed with the Secretary of State of the State of Delaware.

               SECTION 10.2 CONDITIONS TO OBLIGATION OF CAROLCO TO EFFECT THE MERGER. The obligation of Carolco to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following additional conditions, any or all of which may be waived by Carolco at its option, except as may be required by law:

                    (a)  PERFORMANCE OF OBLIGATIONS;
          REPRESENTATIONS AND WARRANTIES; NO MATERIAL ADVERSE CHANGE. LIVE and CAC shall have performed and satisfied in all material respects each of their covenants and agreements required or contemplated by this Agreement to be performed by them on or prior to the Effective Date; each of the representations and warranties of LIVE and CAC contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Date as if made on and as of such date and each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Date as if made on and as of such date, in each case except as contemplated or permitted by this Agreement; there shall have been no Material Adverse Change with respect to LIVE after the date of this Agreement; and Carolco shall have received a certificate of LIVE, signed by the Chief Executive Officer and the Chief Financial Officer of LIVE, to that effect.

                    (b)  [INTENTIONALLY DELETED.]

                    (c)  TAX OPINION.  Carolco shall receive an
          opinion of Gipson Hoffman & Pancione, in form and substance satisfactory to Carolco, dated the Effective Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Date:

                         (i)  The Merger will constitute a
               reorganization for federal income tax purposes within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and Carolco, LIVE and CAC will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

                         (ii) No gain or loss will be recognized by
               LIVE, Carolco or CAC as a result of the Merger.

                         (iii)     No gain or loss will be
               recognized by the holders of Carolco Common Stock or Carolco Series A Preferred Stock upon the conversion of such Carolco Common Stock or Carolco Series A Preferred Stock into shares of LIVE Common Stock or LIVE Series D Preferred Stock, respectively, by reason of the consummation of the Merger, except with respect to cash, if any, received in lieu of fractional shares of LIVE Common Stock.

                         (iv) The aggregate tax basis of the shares
               of LIVE Common Stock or LIVE Series D Preferred Stock into which shares of Carolco Common Stock or Carolco Series A Preferred Stock are converted pursuant to the Merger will be the same as the aggregate tax basis of shares of Carolco Common Stock or Carolco Series A Preferred Stock converted into such LIVE Common Stock or LIVE Series D Preferred Stock in the Merger, decreased by the amount of any tax basis allocable to the fractional shares of LIVE Common Stock in lieu of which cash was received.

                         (v)  The holding period for shares of LIVE
               Common Stock or LIVE Series D Preferred Stock into which shares of Carolco Common Stock or Carolco Series A Preferred Stock are converted pursuant to the Merger will include the period that such shares of Carolco Common Stock or Carolco Series A Preferred Stock were held, provided such shares of Carolco Common Stock or Carolco Series A Preferred Stock were held as capital assets on the Effective Date.

          In rendering such opinion, Gipson Hoffman & Pancione may receive and rely upon representations of fact contained in certificates of Carolco, LIVE, CAC and others, and the obligation of Gipson Hoffman & Pancione to deliver the opinion contemplated in this Section 10.2(c) shall be subject to the receipt by Gipson Hoffman & Pancione of the Investor Representation Agreements contemplated by
          Section 6.4(c).

                    (d)  OPINION OF COUNSEL TO LIVE AND CAC.
          Carolco shall have received the opinion of Sidley & Austin, counsel to LIVE, dated the Effective Date, addressed to Carolco, in the form attached hereto as
          Exhibit 10.2(d).

                    (e)  REDEMPTION OF LIVE SERIES B PREFERRED
          STOCK. LIVE shall have redeemed all outstanding shares of the LIVE Series B Preferred Stock in accordance with the provisions of the Certificate of Designations, Preferences and Rights governing the LIVE Series B Preferred Stock.

                    (f)  NO ADDITIONAL INDEBTEDNESS.  LIVE shall
          not have incurred any indebtedness (as defined in Section 5.13(a)) from the date hereof through the Effective Date other than (i) borrowings under its existing credit facility with Chemical Bank and any extensions or replacements thereof (the "LIVE Credit Facility") which borrowings may be used solely for working capital purposes or for the partial repayment of amounts owed on the LIVE 12% Notes as permitted by
          Section 8.1(a)(i)(C) or for the redemption of the LIVE Series B Preferred Stock as contemplated in
          Section 10.2(e) hereof and (ii) other borrowings of up to $17,000,000 which may be used solely for the redemption of the LIVE Series B Preferred Stock as contemplated in
          Section 10.2(e) hereof.

                    (g) AMENDMENTS TO LIVE INCREASING RATE NOTES INDENTURE. LIVE shall have received amendments to the LIVE Increasing Rate Notes Indenture in form, scope and substance and on terms set forth in Exhibit 9.3(a).

                    (h)  AMENDMENTS TO LIVE 12% INDENTURE.  The
          LIVE 12% Indenture shall have been amended to extend the maturity date to at least ninety days after the maturity date of the LIVE Credit Facility and LIVE shall have received other amendments to such indenture in form, scope and substance and on terms set forth in Exhibit 9.3(b).

                    (i)  LIVE RIGHTS AGREEMENT.  The LIVE Rights
          shall no longer be outstanding.

                    (j)  ASSETS OF LIVE.  Neither LIVE nor its
          Subsidiaries shall have disposed of or written-down the carrying value of any assets of LIVE or its Subsidiaries except with respect to plans previously disclosed to Carolco with respect to Strawberries and VCL and except for immaterial write-downs and write-offs in the ordinary course of business and consistent with past practice.

                    (k)  SALE OF STRAWBERRIES AND VCL.  If LIVE
          shall have sold Strawberries or VCL, the terms of such sales shall have been on terms and conditions reasonably satisfactory to Carolco.

               SECTION 10.3 CONDITIONS TO OBLIGATIONS OF LIVE AND CAC TO EFFECT THE MERGER. The obligations of LIVE and CAC to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following additional conditions, any or all of which may be waived by LIVE and CAC at their option, except as may be required by law:

                    (a)  PERFORMANCE OF OBLIGATIONS;
          REPRESENTATIONS AND WARRANTIES; NO MATERIAL ADVERSE CHANGE. Carolco shall have performed and satisfied in all material respects each of its covenants and agreements required or contemplated by this Agreement to be performed on or prior to the Effective Date; each of the representations and warranties of Carolco contained in this Agreement that is qualified by materiality shall be true and correct on and as of the Effective Date as if made on and as of such date and each of the representations and warranties that is not so qualified shall be true in all material respects on and as of the Effective Date as if made on and as of such date, in each case except as contemplated or permitted by this Agreement; there shall have been no Material Adverse Change with respect to Carolco after the date of this Agreement; and LIVE and CAC shall have received a certificate of Carolco, signed by the Chief Executive Officer and Chief Financial Officer of Carolco, to that effect.

                    (b)  [INTENTIONALLY DELETED.]

                    (c) TAX OPINION. LIVE shall have received an opinion of Sidley & Austin, in form and substance satisfactory to LIVE, dated the Effective Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing as of the Effective Date:

                         (i)  The Merger will constitute a
               reorganization for federal income tax purposes within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and Carolco, LIVE and CAC will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

                         (ii) No gain or loss will be recognized by
               Carolco, LIVE or CAC as a result of the Merger.

                         (iii)     No gain or loss will be
               recognized by the holders of LIVE Common Stock or LIVE Series C Preferred Stock as a result of the Merger.

          In rendering such opinion, Sidley & Austin may receive and rely upon representations of fact contained in certificates of Carolco, LIVE, CAC and others.

                    (d) OPINION OF COUNSEL TO CAROLCO. LIVE and CAC shall have received the opinion of Gipson Hoffman & Pancione, counsel to Carolco, dated the Effective Date, addressed to LIVE and CAC, in the form of Exhibit 10.3(d).

                    (e)  ASSETS OF CAROLCO.  Neither Carolco nor
          its Subsidiaries shall have disposed of or written-down the carrying value of any assets of Carolco or its Subsidiaries except for immaterial write-downs and write-offs in the ordinary course of business and consistent with past practice.

                                  ARTICLE 11

                      TERMINATION, AMENDMENT AND WAIVER

               SECTION 11.1 TERMINATION. This Agreement may be terminated and the Merger herein contemplated may be abandoned at any time prior to the Effective Date, whether before or after any approval by the stockholders of LIVE and the stockholders of Carolco:

                    (a) by mutual consent of LIVE and Carolco, as authorized by the boards of directors of each of them;

                    (b) by LIVE if (i) Carolco shall have failed to comply in any material respect with any of its material covenants or agreements contained in this Agreement required to be complied with by Carolco prior to the date of such termination, which failure to comply has not been cured within five (5) business days following receipt by Carolco of notice of such failure to comply; (ii) there has occurred (A) a material breach by Carolco of any representation or warranty that is qualified as to materiality either when made or at the Effective Date or (B) a breach by Carolco of any representation or warranty that is not qualified as to materiality when made or at the Effective Date, in each case which breach has not been cured within five (5) business days following receipt by Carolco of notice of the breach; or (iii) the stockholders of Carolco voting at the Carolco Stockholder Meeting shall have failed to approve this Agreement and the transactions contemplated hereby as contemplated in Section 9.1(a) hereof;

                    (c)  by Carolco if (i) LIVE or CAC or any of
          their Subsidiaries shall have failed to comply in any material respect with any of their material covenants or agreements contained in this Agreement required to be complied with by LIVE or CAC or any of their Subsidiaries prior to the date of such termination, which failure to comply has not been cured within five (5) business days following receipt by LIVE or CAC, as the case may be, of notice of such failure to comply; or (ii) there has occurred (A) a material breach by LIVE or CAC of any representation or warranty that is qualified as to materiality either when made or at the Effective Date or
          (B) a breach by LIVE or CAC of any representation or warranty that is not qualified as to materiality when made or at the Effective Date, in each case which breach has not been cured within five (5) business days following receipt by LIVE or CAC, as the case may be, of notice of the breach; or (iii) the stockholders of LIVE voting at the LIVE Stockholder Meeting shall have failed to approve this Agreement and the transactions contemplated hereby as contemplated in Section 9.1(b) hereof;

                    (d)  by either LIVE or Carolco, if the other
          party accepts a competing "takeover proposal" or "offer" as provided in Section 8.3 hereof;

                    (e) by either LIVE or Carolco, if such party shall have exercised its best efforts to effect the Merger and, notwithstanding such best efforts, if the Merger has not been effected on or prior to the close of business on December 31, 1994, unless an extension of such date is agreed to by the parties in writing on or before such date;

                    (f)  by LIVE, if the Board of Directors of
          Carolco shall have modified or withdrawn its recommendation of the Merger or declaration that the Merger is advisable or if the Board of Directors of Carolco shall have recommended to stockholders of Carolco any takeover proposal of any other person or shall have resolved to do any of the foregoing, in which case costs shall be shared as set forth in Section 9.7;

                    (g) by Carolco, if the Board of Directors of LIVE and its Advisory Committee considering the Merger shall have modified or withdrawn its recommendation of the Merger or declaration that the Merger is advisable or if the Board of Directors of LIVE shall have recommended to stockholders of LIVE any takeover proposal of any other person or shall have resolved to do any of the foregoing, in which case costs shall be shared as set forth in Section 9.7; or

                    (h) by either LIVE or Carolco if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable.

               SECTION 11.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either LIVE or Carolco or both, as provided in Section 11.1, this Agreement shall forthwith become void and there shall be no further liability hereunder on the part of Carolco, LIVE or CAC or their respective officers or directors except with respect to the provisions concerning fees and expenses contained in Section 9.7, and except with respect to provisions concerning confidentiality and the return of documents contained in Section 9.4, which shall survive the termination; provided, however, that nothing contained in this Section 11.2 shall relieve any party hereto from any liability for any breach of this Agreement occurring on or prior to the date of termination hereof.

               SECTION 11.3 AMENDMENT. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors (and in the case of LIVE, with the consent of its Advisory Committee), at any time before or after approval of the Merger and the transactions contemplated hereby by the stockholders of Carolco or the approval of the Merger and the transactions contemplated hereby by the stockholders of LIVE, but, after any such approval by stockholders of Carolco or LIVE, no amendment shall be made which (i) alters or changes the amount or kind of shares of any class or series of capital stock of LIVE, (ii) alters or changes any terms of the Certificate of Incorporation of LIVE or the Surviving Corporation to be effected by the Merger, (iii) alters or changes any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holders of any class or series of capital stock of LIVE, Carolco or CAC, (iv) changes the Exchange Ratio provided in Section 4.1 or (v) in any way materially adversely affects the rights of such stockholders, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

               SECTION 11.4 WAIVER. At any time prior to the Effective Date, the parties hereto pursuant to action taken by their respective Boards of Directors (and in the case of LIVE, with the consent of its Advisory Committee of the Board of Directors) may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto by the other parties hereto and (iii) waive compliance by the other parties hereto with any of the agreements or conditions contained herein which may legally be waived (except that neither CAC nor LIVE may waive any material breach hereunder by the other and except that in the event of a waiver of any material condition, covenant or breach, each of the Carolco Investors, in the event of a waiver by Carolco, and each of the LIVE Investors, in the event of a waiver by LIVE, shall be entitled to rescind such Carolco Investor's or LIVE Investor's Investor Representation Agreement within five (5) business days of such waiver). Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

               SECTION 11.5 APPROVAL BY LIVE SPECIAL COMMITTEE. The approval of the LIVE Special Committee shall be required for any amendment or waiver which has the effect of reducing or eliminating the requirement that 100% of the LIVE Series B Preferred Stock be redeemed as a condition to the Merger.

                                  ARTICLE 12

                              GENERAL PROVISIONS

               SECTION 12.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Date.

               SECTION 12.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by overnight courier or telecopied (with a confirmatory copy sent by overnight courier) to the parties (with courtesy copies to the LIVE Investors and Carolco Investors) at the following addresses (or at such other address for a party as shall be specified by like notice):

                    (a)  if to LIVE or CAC, to

                         LIVE Entertainment Inc.
                         15400 Sherman Way, Suite 500
                         Van Nuys, California  91406
                         Attention:  Michael J. White, General
          Counsel
                         Facsimile:  (818) 908-9539

                         with a copy to:

                         Sidley & Austin
                         2049 Century Park East
                         39th Floor
                         Los Angeles, California  90067
                         Attention:  Gary J. Cohen, Esq.
                         Facsimile:  (310) 556-6502


                    (b)  if to Carolco, to

                         Carolco Pictures Inc.
                         8800 Sunset Boulevard
                         Los Angeles, California  90069
                         Attention:  Robert W. Goldsmith, General Counsel
                         Facsimile:  (310) 652-1343

                         with a copy to:

                         Gipson Hoffman & Pancione
                         1901 Avenue of the Stars
                         Suite 1100
                         Los Angeles, California  90067
                         Attention:  Lawrence R. Barnett, Esq.
                         Facsimile:  (310) 556-8945

                    (c)  if to Pioneer, to

                         Pioneer LDCA, Inc.
                         2265 East 220th Street
                         Long Beach, California  90810
                         Attention:  Tetsuro Kudo
                         Facsimile:  (310) 952-2420

                         with a copy to:

                         Pioneer LDC, Inc.
                         1-20-6 Ebisuminami
                         Shibuya-ku, Tokyo 150
                         JAPAN
                         Attention:  Mr. Ryuichi Noda
                         Facsimile:  011 813 5721 2040

                         and

                         Pryor, Cashman, Sherman & Flynn
                         410 Park Avenue
                         New York, New York  10022
                         Attention:  Blake Hornick, Esq.
                         Facsimile:  (212) 326-0806

                    (d)  if to Cinepole, to

                         Cinepole Productions B.V.
                         P.O. Box 990
                         1000 AZ Amsterdam
                         THE NETHERLANDS
                         Facsimile:

                         with a copy to:

                         Coudert Brothers
                         52, Avenue Des Champs-Elysees
                         75008 Paris
                         FRANCE
                         Attention:  Jonathan M. Wohl, Esq.
                         Facsimile:  011 331 4359 6655

                         and

                         Le Studio Canal+ (U.S.)
                         301 North Canon Drive, Suite 228
                         Beverly Hills, California  90210
                         Attention:  Richard J. Garzilli, Esq.
                         Facsimile:  (310) 246-9772

                         and

                         Coudert Brothers
                         1055 West 7th Street, 20th Floor
                         Los Angeles, California  90017-2503
                         Attention:  John A. St. Clair, Esq.
                         Facsimile:  (213) 689-4467

                    (e)  if to RCS, to

                         RCS Video International Services B.V.
                         Avv. Enzo Pulitano
                         Affari Legali e Societari
                         RCS Editori SpA
                         Corso Garibaldi 86
                         20121 Milan   ITALY
                         Facsimile: 011 392 2584 3073

                         with a copy to:

                         Werbel McMillin & Carnelutti
                         711 Fifth Avenue
                         New York, New York  10022
                         Attention:  Paul D. Downs, Esq.
                         Facsimile:  (212) 832-3353

                    (f)  if to MGM Holdings Corporation, to

                         MGM Holdings Corporation
                         c/o Metro-Goldwyn-Mayer Inc.
                         2500 Broadway Street
                         Santa Monica, California  90404
                         Attention:  Michael S. Hope
                         Facsimile:  (310) 449-3090

                         with a copy to:

                         White & Case
                         633 West Fifth Avenue, Suite 1900
                         Los Angeles, California  90071
                         Attention:  David G. Johnson, Esq.
                         Facsimile:  (213) 620-0758

                    (g)  if to New Carolco Investments B.V., to

                         New Carolco Investments B.V.
                         c/o Schutte, Zewald & Jorna
                         Parklaan 46, 3016 BC Rotterdam
                         THE NETHERLANDS
                         Facsimile:  011 3110 4361 880

                         with a copy to:

                         Skadden, Arps, Slate, Meagher & Flom
                         300 South Grand Avenue
                         Suite 3400
                         Los Angeles, California  90071
                         Attention:  Brian J. McCarthy, Esq.
                         Facsimile:  (213) 687-5600

               SECTION 12.3 INTERPRETATION. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "date of this Agreement," the "date hereof" and words of similar impact, unless the context otherwise requires, shall be deemed to refer to August 10, 1994. Unless expressly indicated herein to the contrary, and when the context so dictates, the masculine includes the feminine and the singular includes the plural.

               SECTION 12.4 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

               SECTION 12.5 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement, including the documents and instruments referred to herein, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and there are no other covenants, promises, agreements, conditions or understandings, whether oral or written, among the parties hereto, and (b) except for the provisions of Sections 9.9(a) and 9.14, is not intended to confer upon any person other than the parties any rights or remedies hereunder.

               SECTION 12.6 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

               SECTION 12.7 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that CAC may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to LIVE or to any direct wholly-owned subsidiary of LIVE, but no such assignment shall relieve CAC of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.


               IN WITNESS WHEREOF, LIVE, CAC and Carolco have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                              LIVE ENTERTAINMENT INC.

                              By:  /s/ Roger A. Burlage
                                   Name:  Roger A. Burlage
                                   Title:    President and Chief
          Executive Officer
          Attest:

          /s/ Robert L. Denton
          Name:  Robert L. Denton
          Title:    Vice President and Chief Accounting Officer

                              CAROLCO ACQUISITION CORP.

                              By:  /s/ Roger A. Burlage
                                   Name:  Roger A. Burlage
                                   Title:    President and Chief
                                             Executive Officer
          Attest:

          /s/ Steven E. Mengel
          Name:  Steven E. Mengel
          Title:    Senior Vice President
                    of Legal and Business Affairs

                              CAROLCO PICTURES INC.

                              By:  /s/ Mario F. Kassar
                                   Name:  Mario F. Kassar
                                   Title:  Chairman of the Board
                                           and Chief Executive Officer
          Attest:

          /s/ Robert W. Goldsmith
          Name:  Robert W. Goldsmith
          Title:    Senior Vice President and General Counsel


          __________________________________________________________


                                                             EXHIBIT 4

                 NEW CIBV INVESTOR REPRESENTATION AGREEMENT

          As a condition to LIVE ENTERTAINMENT INC., a Delaware corporation ("LIVE"), CAROLCO ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of LIVE ("CAC"), and CAROLCO PICTURES INC., a Delaware corporation ("Carolco"), entering into an Agreement and Plan of Merger dated as of August 10, 1994 (the "Merger Agreement"), New Carolco Investments B.V., a corporation organized under the laws of The Netherlands ("Significant Shareholder"), hereby enters into this Investor Representation Agreement (this "Agreement").

          WHEREAS, pursuant to the Merger Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL"), CAC will merge with and into Carolco with Carolco surviving (the "Merger") and, pursuant to the Merger, (i) the issued and outstanding shares of common stock, par value $.01 per share, of Carolco ("Carolco Common Stock") shall be converted into, and become exchangeable for, shares of common stock, $.01 par value per share, of LIVE ("LIVE Common Stock") as set forth in the Merger Agreement; and (ii) each issued and outstanding share of Series A Convertible Preferred Stock of Carolco ("Carolco Series A Preferred Stock") shall be converted into, and become exchangeable for, one share of Series D Convertible Preferred Stock of LIVE, par value $1.00 ("LIVE Series D Preferred Stock"); and

          WHEREAS, Carolco, LIVE, and CAC are willing to consummate the Merger only if such transaction will qualify as a tax free transaction under the Internal Revenue Code of 1986, as amended.

          NOW, THEREFORE, THE SIGNIFICANT SHAREHOLDER AGREES AS
     FOLLOWS:

          A.   The Significant Shareholder represents to LIVE and
     Carolco as follows:

               1. The Significant Shareholder represents that as of the date hereof it (a) is the record and beneficial owner of
          (x) 7,929,328 shares of Carolco Common Stock and no shares of Carolco Series A Preferred Stock (collectively, the "Carolco Shares") and (y) no shares of LIVE Common Stock and no shares of Series C Convertible Preferred Stock of LIVE, par value $1.00 per share (collectively, the "LIVE Shares") and (b) has the power to vote or consent as to matters concerning the Carolco Shares.

               2. The Significant Shareholder (a) represents that, as of the date hereof, it has no plan or intention to, and
          (b) agrees that prior to the Effective Date as defined in
          Section 1.2 of the Merger Agreement, it will not form a plan or intention or enter into an arrangement to sell, transfer or otherwise dispose of any of the shares of LIVE Common Stock and/or LIVE Series D Preferred Stock to be received in the Merger by the Significant Shareholder.

          B.   The Significant Shareholder agrees as follows:
               1. On or prior to the Effective Date, it will not sell, transfer or otherwise dispose of any of its shares of Carolco Common Stock or Carolco Series A Preferred Stock.

               2. Until the Effective Date, it will not grant a proxy with respect to, or otherwise encumber, any of its Carolco Shares, nor will it acquire any additional Carolco Shares unless the Significant Shareholder executes an amendment whereby such additional shares become subject to this Agreement. The Significant Shareholder agrees that until the Effective Date it will not (i) deposit any Carolco Shares into any voting trust or similar arrangement, (ii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or (iii) take any action inconsistent with any of the foregoing. The Significant Shareholder further agrees that, subject to its receipt of the Prospectus and Joint Proxy Statement pursuant to which Carolco and LIVE propose to solicit proxies from their respective shareholders in connection with the Merger and the transactions contemplated thereby (the "Prospectus"), it will vote all of the Carolco Shares in favor of the Merger and the transactions contemplated hereby.

               3. The Significant Shareholder consents to disclosure in the Prospectus of its intention to vote for the Merger and the transactions contemplated in the Merger Agreement.

          C. This Agreement will terminate upon the earlier to occur of (i) the Effective Date (other than with regard to Paragraph
     A.2 of this Agreement) and (ii) the termination of the Merger Agreement pursuant to the terms of Section 11.1 thereof, but in no event later than December 31, 1994 unless an extension of such date is agreed to by the Significant Shareholder.

          D. In the event of a waiver by Carolco of any material condition, covenant or breach, or in the event of an amendment of any material term, of the Merger Agreement without the consent of the Significant Shareholder, then the Significant Shareholder shall be entitled to rescind this Agreement within five (5) business days of receipt of notice of such waiver or amendment.

          IN WITNESS WHEREOF, the undersigned has duly executed this Agreement on August 10, 1994.

                                     NEW CAROLCO INVESTMENTS B.V.

                                     By: /s/ Roberto C. Brazao Gomes

                                     Name:   Roberto C. Brazao Gomes
                                     Its:  Managing Director

     Agreed to and accepted as of
     the date first written above:

     CAROLCO PICTURES INC.
     By:   /s/ Robert W. Goldsmith
           Name:  Robert W. Goldsmith
           Its:  Senior Vice President

          __________________________________________________________

                                                           EXHIBIT 5

                             EMPLOYMENT AGREEMENT

                    This Employment Agreement (the "Agreement") is entered into as of August 10, 1994 between Mario F. Kassar ("Employee") and Carolco Pictures Inc., a Delaware corporation (the "Company," which for purposes of this Agreement shall mean the Company and its Affiliates (as defined below) including, as of the Effective Date (as defined below), Carolco Entertainment Inc., a Delaware corporation ("CEI")).

                    WHEREAS, Employee's Services (as defined below) are being furnished to the Company pursuant to an employment agreement entered into as of May 3, 1993 between the Company and Employee (the "May 1993
          Agreement"); and

                    WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of August 10, 1994 (the "Merger Agreement"), among the Company, LIVE Entertainment, Inc., a Delaware corporation ("LIVE"), and Carolco Acquisition Corp., a Delaware corporation and wholly owned subsidiary of LIVE ("CAC"), CAC will be merged with and into the Company, the Company will become a wholly owned subsidiary of LIVE and LIVE will be renamed "Carolco Entertainment Inc." (the "Merger"); and

                    WHEREAS, pursuant to the Merger Agreement and an Assumption Agreement, dated as of August 10, 1994, among the Company, LIVE and Employee, as of the date that the Merger becomes effective (the "Effective Date"), CEI shall assume each of the obligations of the Company under this Agreement; and

                    WHEREAS, concurrently with the execution of this Agreement, Pioneer LDCA, Inc., a Delaware corporation ("Pioneer"), Cinepole Productions B.V., a corporation organized under the laws of The Netherlands ("Cinepole") and a wholly owned subsidiary of Le Studio Canal+ S.A., a corporation organized under the laws of France ("Canal+"), RCS Video International Services B.V., a corporation organized under the laws of The Netherlands ("RCS" and, together with Pioneer and Canal+, the "Strategic Investors"), MGM Holdings Corporation, a Delaware Corporation ("MGM"), and New Carolco Investments B.V., a corporation organized under the laws of The Netherlands and controlled by certain Affiliates of Employee ("New CIBV"), are entering into a stockholders agreement (the "1994 Stockholders Agreement"), which (i) amends and restates the Stockholders Agreement, dated as of October 20, 1993, among Pioneer, Cinepole, RCS, MGM and New CIBV (the "1993 Stockholders Agreement"), (ii) will be effective as of the Effective Date and (iii) along with the provisions of this Agreement and the Merger Agreement, sets forth, among other things, all agreements among Employee, the Strategic Investors and MGM with respect to the corporate governance of CEI; and

                    WHEREAS, to permit the Company to proceed with certainty with the transactions contemplated by the Merger Agreement, the parties hereto desire to enter into this Agreement, which amends and restates the May 1993 Agreement.

                    NOW, THEREFORE, in consideration of the
          foregoing, and the mutual covenants and agreements set forth herein and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

          1.   Services.

               1.1. Employment. During the Term (as defined below), the Company hires Employee to perform such services as the Company may from time to time reasonably request consistent with Employee's stature and experience in the motion picture industry, at such locations as the Company shall reasonably request consistent with its reasonable business needs (the "Services"). Further, the Services of Employee shall include but not be limited to management and supervision of (A) the development, production and distribution of motion pictures ("Carolco Pictures") produced by the Company, (B) leasing and licensing of Carolco Pictures to third parties, and (C) other principal business activities of the Company. For purposes of this Agreement, "Affiliates" shall mean, as to any person, any other person controlled by, controlling or under common control with, directly or indirectly, such person, provided, however, that for purposes of this Agreement the Company shall not be deemed an Affiliate of any of the Strategic Investors, MGM or any of their respective Affiliates; and "person" shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof, or any other entity.

               1.2. Ownership of Properties. The Company shall own all rights in and to any material and/or ideas written, suggested or submitted by Employee during the Term and all other results and proceeds of the Services (the "Properties"). Without limiting the generality of the foregoing, these rights shall include all motion picture, television, radio, dramatic, musical, publication and other rights in and to the Properties, including the sole and exclusive right to photograph and record the same with or without dialogue, music and other sounds synchronously recorded, and to perform, exhibit, distribute, reproduce, transmit, broadcast or otherwise communicate the same and/or motion picture, dramatic or other versions or adaptations thereof, theatrically, non-theatrically and/or by means of television, radio, the legitimate stage and/or any other means now known or hereafter devised and to manufacture, publish and vend printed and/or recorded versions or adaptations thereof, either publicly or privately and for profit or otherwise. The Company and its licensees and assigns shall have the right to adapt, change, revise, delete from, add to and/or rearrange the Properties or any part thereof written or submitted by Employee, to combine the same with other works to any extent and to change or substitute the title thereof, and in this connection Employee hereby waives any rights commonly referred to as "moral rights" of authors. Employee agrees to execute and deliver to the Company such assignments or other instruments as the Company may require from time to time to evidence its ownership of the results and proceeds of Employee's Services; provided, however, that nothing in this Agreement shall be deemed in any manner to restrict or qualify Employee's ownership of or right to exploit Employee's personal memoirs.

               1.3.  Credit.

                     1.3.1. For purposes of this Paragraph 1.3, a "Credit Picture" shall be any Carolco Picture that is "set for production" (as hereinafter defined) during the Term. With respect to each Credit Picture, the Company agrees to accord credit (and to direct its licensees, to the extent reasonable, to accord credit) to Employee, at Employee's option as to the form of credit, on screen on a separate card and in paid advertising in which any other credit appears (other than credit to up to two cast members whose credit appears prior to the title on screen, or Academy Award or other special or congratulatory advertising) ("Included Advertising"), in substantially the following forms (as may be applicable):

                         A.  "Mario Kassar Presents"
                         (the "Presentation Credit")

                           B.  "Executive Producer
                                Mario Kassar"

                                      or

                                 "Produced by
                                Mario Kassar"

                           (the "Producer Credit")

                     1.3.2. The form of credit shall be selected by Employee at a sufficient time in advance of initial theatrical release of the applicable Carolco Picture to enable the Company to comply with the terms of this Paragraph. The Presentation Credit shall appear on screen above the title in a size of type at least 50% of the size of the largest letter in the title and in Included Advertising above the title and in a size of type at least 50% of the size of the largest letter in the regular title (expressly excluding any title commonly referred to as "artwork" title which may appear in the applicable Included Advertising). The Producer Credit shall appear in size and placement substantially similar to the size and placement of the Producer Credit on Carolco Pictures released prior to the date hereof.

                     1.3.3. The Company shall have the right (but not the obligation except as set forth above) to use, publish and broadcast, and to authorize others to do so, the name, approved likeness and approved biographical material of Employee to advertise, publicize and promote the Credit Pictures and the business of the Company and its Affiliates. An "approved likeness" and "approved biographical material" shall be, respectively, any photograph or other depiction of Employee, or any biographical information or life story concerning the professional career of Employee, that has been submitted to and approved by Employee in writing prior to its first use, publication or broadcast.

                     1.3.4.   Employee agrees that a casual or
          inadvertent breach of the terms of this Paragraph 1.3 by the Company, a Strategic Investor or MGM or a breach by any other third party shall not constitute a material breach of the terms of this Agreement and in no event shall Employee have the right to terminate or rescind this Agreement or to enjoin, restrain or interfere in any manner, by governmental process or otherwise, with the exercise by the Company of any of its rights with respect to any Credit Picture by reason of any breach or alleged breach of the terms of this Paragraph 1.3. Notwithstanding the foregoing, it is understood and agreed that the Company will take all reasonable steps as may be necessary to remediate any breach of this Paragraph 1.3.

               1.4. Term. The term of this Agreement (the "Term") shall commence as of the date hereof and shall end on December 31, 1997 unless extended or sooner terminated in accordance with the provisions of this Agreement. Employee hereby acknowledges the corporate governance arrangements set forth in this Agreement, the Merger Agreement (including the exhibits thereto) and the 1994 Stockholders Agreement. Employee further acknowledges that if the Merger is not consummated in accordance with the terms of the Merger Agreement, the 1993 Stockholders Agreement shall remain in full force and effect.

               1.5.  Exclusivity.

                     1.5.1.   The Services shall be rendered on a
          full-time basis during normal working hours. All Services of Employee shall be exclusive to the Company. The parties hereto acknowledge that Employee's performance and Services hereunder are of a special, unique, unusual, extraordinary and intellectual character, which gives them peculiar value, the loss of which cannot be reasonably or adequately compensated in an action at law for damages, and that a breach by Employee of the terms hereof (including without limitation this Paragraph and Paragraph 1.7 hereof) will cause the Company irreparable injury. Employee agrees that the Company is entitled to injunctive and other equitable relief to prevent a breach or threatened breach of this Agreement, which shall be in addition to any other rights or remedies to which the Company may be entitled. Notwithstanding the foregoing, nothing in this Agreement shall be deemed in any manner to restrict or qualify Employee's rights under Paragraph 2.3 hereof.

                     1.5.2.   Notwithstanding anything to the
          contrary stated in this Agreement, Employee may acquire and/or retain, solely as an investment, and take customary actions to maintain and preserve Employee's ownership of:

                               (1)  securities of any corporation
                     that are registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that are publicly traded as long as Employee is not part of any control group of such corporation;

                              (2)  any securities of a partnership,
                     trust, corporation or other person so long as Employee remains a passive investor in that entity and does not become part of any control group thereof and so long as such entity is not, directly or indirectly, in competition with the Company;

                              (3)  corporations now owned or
                     controlled by Employee directly or indirectly;
                     and

                              (4)  securities of the Company.

               1.6.  Power and Authority.

                     1.6.1.   Until the Effective Date, Employee
          shall be Chairman of the Board and Chief Executive Officer of the Company and a member of the supervisory or comparable committee (including any Executive Committee) (the "Supervisory Committee") of the Board of Directors of the Company (the "Board"). As of the Effective Date, Employee shall be Chairman of the Board and Chief Executive Officer of CEI and a member of the Supervisory Committee of the Board of Directors of CEI. Employee agrees and acknowledges that the Board has determined that Employee shall have the right to approve the selection of the Chief Operating Officer and Chief Financial Officer (which approval shall not be unreasonably withheld). Subject to the Board's responsibilities under Delaware law, the Chief Operating Officer and the Chief Financial Officer shall report to Employee on a day to day basis. Employee agrees and acknowledges that approval of all actions of the Supervisory Committee require the unanimous affirmative vote of the four members of the Supervisory Committee designated by the Strategic Investors and MGM or as otherwise specified in the 1994 Stockholders Agreement or the 1993 Stockholders Agreement, as the case may be.

                     1.6.2.   The Company may from time to time
          appoint Employee to one or more offices of the Company. Employee agrees to accept such offices if consistent with his stature and experience and with the type of one or more of its offices with the Company previously held by Employee.

                     1.6.3.   In the event that, after the
          Effective Date, CEI is a party to any merger or consolidation transaction involving an Affiliate, Employee shall be the Chairman of the Board and Chief Executive Officer of the surviving entity in such transaction or, in the event of a consolidation or similar transaction with an Affiliate, the ultimate parent of CEI.

                     1.6.4(A). Employee's Creative Decisionmaking. Employee (and no other person without Employee's consent) shall have the sole and ultimate authority and responsibility to make the creative decisions for the Company on developing and producing Carolco Pictures (including without limitation the sole and exclusive right to exercise greenlighting authority in accordance with subparagraph 1.6.4(C) hereof) consistent with the terms and conditions of this Agreement. This authority shall include, without limitation, the creative decisions for acquiring and developing properties, attaching all creative elements including writers, producers, performing talent, directors and cast and crew, greenlighting films under subparagraph 1.6.4(C) below by setting the start date for principal photography, approving the production of Carolco Pictures and supervising all development, preproduction and production activities. Employee shall present to the Board the information about the key creative elements in a film as it becomes available to Employee.

                     1.6.4(B).  Production Fund.  At such time as
          Employee reasonably elects, but in any event before the beginning of each calendar year, Employee shall submit to the Board for its approval the annual budget and cash flow schedule (collectively, the "Annual Budget") for the Company for the following year. The Annual Budget shall set out allocations for overhead, contingencies/reserves, debt service and development and production activities of the Company. The amounts allocated in the Annual Budget for production expenditures and commitments shall be referred to as the "Production Fund" for a given year.
          In determining the Annual Budget and the Production Fund, Employee and the Board shall take into account the financial condition of the Company, its projected cash flows for the following two years, the production financing arrangements for films to be produced in the coming year and the Company's production, pay-or-play and other commitments from prior years. The amount of the Production Fund shall be based on the number of films estimated to start production during such year by the Company, and their projected costs and revenues, both on an aggregate and an individual basis. The Production Fund shall include the amounts for pay-or-play talent commitments, then known or anticipated, relating to the films to be produced during the year.

                     If Employee does not have specific information about one or more films to be produced during such year, he will nonetheless have the right to have amounts allocated under the Production Fund for such films. Employee, however, shall specify the budget ranges of such films, their anticipated pay-or-play commitments and ranges of projected costs and revenues based on historical averages. Employee shall inform the Board with respect to the creative and more specific financial elements as they become available. Employee shall have the rights set forth under subparagraph 1.6.4(C) on the greenlighting of such projects provided that the other terms and conditions of this Paragraph 1.6.4 are met. Employee shall have the right to substitute other projects for such projects provided that the other terms and conditions of this Paragraph 1.6.4 have been met with respect to the substitute projects.

                     Any overages or additions to the Production
          Fund as well as overages or enhancements for a particular film above the final budget which was previously approved by the completion guarantor (including the applicable budgeted contingency) as presented or as approved, if applicable, by the Board shall require Board approval.

                     Employee will deliver to the Board or the Supervisory Committee as soon as practicable after the Effective Date the proposed Annual Budget and Production Fund for the Company for the period through December 31, 1995; provided, however, that if the Merger is not consummated prior to December 31, 1994, Employee shall submit to the Board for its approval the Annual Budget in accordance with this subparagraph 1.6.4(B). Employee and the Board or the Supervisory Committee shall discuss throughout the year the production plans for the following year in planning for the Production Fund for such following year.

                     1.6.4(C). Greenlighting. Employee shall not incur significant preproduction expenditures or authorize the start of principal photography of a film unless the Company is in material compliance with the Annual Budget at that time and the other terms and conditions under this Paragraph 1.6.4 have been complied with. Employee shall present to the Board as soon as available (but in no event later than the time when Employee expects to commit the Company to significant preproduction expenditures) information about the production financing for the film including the film's budget, cash flow schedule, completion guarantor, bank financing arrangements consistent with the Annual Budget and the Company's applicable bank financing commitments, pre-sales, a range of projections for the film's revenues to the Company, distribution arrangements, material terms of major creative agreements and any pay-or-play commitments that are or may be involved. Unless otherwise approved by the Board or the Supervisory Committee in the Annual Budget or otherwise, the bank production financing shall be approximately 70%, but not less than 65%, of the budgeted negative cost of each film plus 100% of the interest and financing costs. Before Employee approves the start of principal photography for a particular film,
          (a) Employee shall have obtained, no later than 60 days before the start of principal photography, signed written commitments (including output agreements and deal memos) for foreign theatrical, video and television equaling at least 50% of the budgeted negative cost of the film (including contingency) and a bank financing commitment, subject to acceptable collateral documentation and other customary terms and conditions, in an amount equal to the budgeted production financing for such film (the "Pre-sale and Bank Commitment Test") and (b) Employee shall have informed the Board or the Supervisory Committee that in his good faith opinion the Company will be able to obtain through foreign and domestic advances and guarantees sufficient collateral for the bank to fully finance the projected bank financing. If Employee approves the start of principal photography after the above conditions have been met but before all the conditions subsequent to the bank commitments have been satisfied, the consent of the Board or Supervisory Committee is necessary prior to any further expenditures for the project, if such conditions subsequent have not then been satisfied, at each of the following events:
          (a) the incurrence of preproduction expenditures in excess of $3,000,000 (excluding the pay-or-play commitments which will be governed by the terms of Paragraph 1.6.4(D) hereof and, for the avoidance of doubt, Development Expenses which shall be governed by Paragraph 1.6.4(G) hereof), (b) the start of principal photography of the film and (c) the point at which the Company estimates it will have expended approximately 50% and 100% of its budgeted equity contribution to the project.

                     If, after Employee approves the start of principal photography, the Board or the Supervisory Committee determines not to proceed to production of the project, then the following shall occur: (i) in the event of abandonment or postponement of the project, Employee shall not become entitled to "Producer's Fees" under Paragraph 2.2 hereof unless such project is subsequently reinstated by the Company and produced as a Covered Picture; and (ii) in the event of a sale by the Company of all or a portion of the Company's right, title and interest in the project in such a manner so as to result in the project not being a Covered Picture and in which agreements with talent are assumed by the third party or otherwise attached to the project, Employee shall be attached to the project on the terms and conditions hereunder (subject to Employee's services being rendered on a non-exclusive basis and subject to Employee's primary responsibilities to the Company). The obligation set forth in clause (ii) of the preceding sentence shall be subject to the Pre-sale and Bank Commitment Test remaining satisfied at the time that the Board or the Supervisory Committee makes its determination not to proceed to production with the project and there being no material adverse change at the time of such determination in the film budget relating to the project which had previously been presented to the Board or the Supervisory Committee, other than material adverse budget changes accepted by the third party acquiring the project as part of the negotiated sale (but without limiting such third party's right to renegotiate deals, produce the film, etc., as it sees fit, including producing the film at a lower cost than that projected by the Company).

                     Each such film shall also have an aggregate negative cost of no less than $20 million nor more than $75 million.

                     The percentage of the budgeted negative costs represented by bank production financing for the films shall be adjusted in good faith, taking into account the financial condition of the Company, if the Company merges with any party in such a way as to reduce materially the Company's ability to obtain "bankable" advances in consideration for the grant of various distribution rights.
                     Employee shall have the right to approve the start of principal photography without obtaining prior Board or Supervisory Committee approval for subsequent films, provided that the terms and conditions of this Paragraph 1.6.4 are complied with, and provided, further, that the Company shall have received, for each prior film produced by the Company, fully executed long-form written commitments for foreign theatrical, video and television advances and guarantees totaling at least 60% of the "going-in" budget approved by the Company, the bank and the completion guarantor. If Employee is unable to achieve the 60% test on the Company's first few films as a result of contractual limitations on the Company obtaining advances and guarantees at then-current market prices for the rights and/or territories available for pre-sales, the 60% test shall be adjusted to reflect the effect of such limitations. The details of such adjustment shall be negotiated in good faith at that time.

                     1.6.4(D).  Pay-or-Play Commitments.  The
          Production Fund shall include amounts allocated for talent pay-or-play commitments to be made in connection with film projects identified in and covered by the Production Fund whether identified as known projects or dealt with as unspecified budgeted projects, including any pay-or-play commitments entered into by the Company in the ordinary course in connection with starting the production of approved films. No other pay-or-play commitments, term deals or other similar types of commitments or arrangements not allocated as part of the Production Fund may be made without Board approval.

                     1.6.4(E).  Periodic Reviews.  The Board or
          Supervisory Committee and Employee shall meet as often as the Supervisory Committee or the Board shall deem reasonably appropriate. It is currently anticipated that the meetings with the Supervisory Committee will be held in no event less than monthly. At these meetings the parties shall review the status of the commitments and expenditures made under the Production Fund for that year and whether adjustments are required in light of the then estimated financial condition of the Company, the availability of funds and the Company's production needs.

                     1.6.4(F). Incapacity. Notwithstanding the foregoing, in the event of Employee's "incapacity" because of physical or mental illness, another executive of the Company, approved by Employee and the Board or Supervisory Committee, shall be authorized to exercise the authority granted Employee pursuant to subparagraph 1.6.4(C) hereof and make creative decisions with respect to projects and Carolco Pictures during the time of Employee's incapacity; provided, however, that if as a result of Employee's "incapacity" he is unable to approve the appointment of such executive, such appointment shall be made solely by the Board or Supervisory Committee.

                     1.6.4(G).  Development Fund.

                              (i)  The Company shall provide a
               development fund (the "Development Fund") in an amount to be specified in the Annual Budget, but in any event not less than $10,000,000 during each year of the Term. Development Fund monies may be used for "Development Expenses" (as defined below) in connection with development activities on "Projects in Development" (as defined below). Employee may commit and expend monies for Development Expenses as Employee shall determine in his sole discretion; provided, however, that no more than $3,000,000 may be committed or expended for Development Expenses on any Project in Development in any one year without the consent of the Board or the Supervisory Committee. Notwithstanding the foregoing, Employee may commit or expend no more than $3,500,000 on a single Project in Development in any one year without the consent of the Board or the Supervisory Committee (excluding any pay-or-play commitments other than as provided in subparagraph 1.6.4(D) hereof).

                              (ii)  If in any calendar year of the
               Term Employee has reached a cap on Development Funds that may be committed or expended during that year but Employee desires to commit to a Project in Development for the next year that will require expenditures in the following year, Employee may do so on a reasonable basis and the amount so committed or expended shall be charged to the amount of Development Funds available to Employee in the next year. Any Development Funds not committed or expended during a year may be carried forward into future years until committed.

                              (iii)  If a Project in Development is
               set for production, then the amount of Development Expenses paid in connection with such Carolco Picture during the period of time that the Carolco Picture was a Project in Development shall be added back into the pool of Development Funds available to Employee, subject to the limitations set forth in subparagraphs 1.6.4(G)(i) and 1.6.4(G)(v) hereof and only if the Company is to be reimbursed for such Development Funds out of the negative cost of the Carolco Picture. Development Expenses that have been added back pursuant to this subparagraph shall be treated as if they were never committed or expended for the purpose of determining whether the yearly limit as provided in subparagraph 1.6.4(G)(i) hereof has or is being reached.

                              (iv)  When an idea or literary
               material is set up for development by Employee at the Company and Employee causes the Company to expend any monies on an idea or literary material, it shall be referred to herein as a "Project in Development." As used in this Agreement, "set for production" shall mean the point of commencement of "pre-production" (as such term is customarily understood by companies in the U.S. motion picture industry); and "Development Expenses" shall mean all sums spent on a Project in Development prior to the time it is set for production excluding pay-or-play commitments, which shall be treated as part of the Production Fund for purposes of this Agreement.
                              (v)  Notwithstanding subparagraphs
               1.6.4(G)(ii) and 1.6.4(G)(iii) hereof, the monies available to Employee for commitments or expenditures under the Development Fund shall not exceed $15,000,000 in any one year of the Term.

               1.7. Confidentiality. Employee acknowledges that in furnishing his Services to the Company, he will, through the Term, come into close contact with many confidential affairs of the Company, including information about costs, profits, markets, sales, products, key personnel, pricing policies, operational methods, technical processes, other business affairs and methods, plans for future development and other information not readily available to the public.
          Employee further acknowledges that the Services to be performed by him under this Agreement are of a special, unique, unusual, extraordinary and intellectual character. Employee further acknowledges that the business of the Company is international in scope, that its products are marketed throughout the world, that the Company competes in nearly all of its business activities with other organizations that are or could be located in nearly any part of the world and that the nature of Employee's Services, position and expertise are such that they are capable of competing with the Company from nearly any location in the world. In recognition of the foregoing, Employee covenants and agrees that he will:

                         (A)  keep secret all material confidential
               matters of the Company that are not otherwise in the public domain and will not intentionally disclose them to anyone outside of the Company, either during or after the Term, except with the Company's written consent; and

                         (B)  deliver promptly to the Company, on
               termination of the Term or at any other time the Company may so request, at the Company's expense, all memoranda, notes, records, reports and other documents (and all copies thereof) relating to the Company's business that Employee obtained while employed by, or otherwise serving or acting on behalf of, the Company that Employee may then possess or have under his control.

               1.8. Indemnification. Employee shall be entitled through the Term to the benefit of the indemnification provisions contained on the date hereof in the Bylaws of the Company and any applicable Bylaws of any Affiliate, notwithstanding any future changes therein, to the extent permitted by applicable law at the time of the assertion of any liability against the Company or any Affiliate, as the case may be.

               1.9. Picture Cuts. The version of a Carolco Picture delivered by Employee shall be the version of such Carolco Picture that the Company shall distribute subject only to (i) the rights of any person who has been accorded final cut by the Company as approved by Employee and (ii) the following:

                         (A)  The Company shall have the right to
               cut the final version delivered by Employee to the minimum extent necessary to make the Carolco Picture comply with the following: (i) to meet censorship requirements for foreign distribution, (ii) to comply with law, (iii) to comply with standards and practices requirements for distribution on free television (including standard broadcast and basic cable but excluding all forms of pay television as well as pay-per-view), (iv) to meet airline specifications for distribution to airlines and (v) to meet any specifications contained in agreements entered into by the Company with third parties that have been approved by Employee.

                         (B)  If the Company proposes to make any
               of the cuts provided for in subparagraph 1.9(A), the Company shall provide Employee the first opportunity to make any such cuts.

                     In the event that Employee's employment is terminated hereunder, Employee, at Employee's option, may elect to release the Company from its obligation to accord credit to Employee pursuant to Paragraph 1.3 hereof. In such event, Employee shall not have final cut rights. In all other instances, Employee shall have final cut rights, subject only to (i) the rights of any person who has been accorded final cut by the Company as approved by Employee and (ii) the provisions of subparagraphs 1.9(A) and 1.9(B) hereof. The Company shall have the right to accord Employee credit if in fact Employee has exercised final cut rights.

               1.10.  Subsequent Productions.  If (i) this
          Agreement expires by its terms on December 31, 1997 and Employee and the Company do not enter into a new employment agreement and (ii) at any time within the Subsequent Production Period (as defined below) the Company or any successor in interest to the Company (a "Production Entity") intends to produce or causes to be produced a theatrical or television remake, sequel or prequel (a "Subsequent Production") of (x) any motion picture produced by the Company prior to the commencement of the Term (excluding all motion pictures produced by LIVE or any of its wholly owned subsidiaries prior to the Effective Date) or (y) any Credit Picture (collectively, "Original Pictures"), then the following shall apply:

                         (A)  For purposes of this Paragraph,
               "Subsequent Production Period" shall mean the later of (i) five years following the expiration of this Agreement by its terms and (ii) seven years following the initial theatrical release of (x) an Original Picture or (y) a Subsequent Production immediately preceding a related Subsequent Production (a "Preceding Production"). Notwithstanding the foregoing, a Subsequent Production Period shall recommence with the release of each succeeding Subsequent Production.

                         (B)  With regard to Subsequent Productions
               intended for initial theatrical release (which shall include theatrical motion pictures released initially to pay-per-view prior to theatrical release) ("Theatrical Subsequent Productions"), the Production Entity shall notify Employee in writing of its intent to produce or cause the production of each such Theatrical Subsequent Production and specifying the estimated time frames and budget for such Theatrical Subsequent Production and shall offer Employee the first opportunity to render services as producer or executive producer (at Employee's option) thereof on terms to be negotiated in good faith, taking into account Employee's stature in the motion picture industry at the time. Notwithstanding the foregoing, (i) the financial terms of any such agreement shall be no less favorable to Employee than the compensation provisions applicable to the Original Picture or, if there was a Preceding Production, then the Preceding Production, but in no event shall be less than the compensation provisions of Paragraph 2.2 hereof,
               (ii) Employee shall be entitled to the credits set forth in Paragraph 1.3 hereof, (iii) subject to financial parameters to be determined by the Production Entity, Employee shall be entitled to approval of all key creative elements and key crew with respect to each Theatrical Subsequent Production, (iv) Employee shall be entitled to the cutting rights set forth in Paragraph 1.9 hereof,
               (v) Employee shall be entitled to be consulted fully and in good faith with regard to the marketing and distribution of each Theatrical Subsequent Production and (vi) Employee's producing or executive producing services in connection with a Theatrical Subsequent Production shall be rendered on a non-exclusive basis.

                       The Production Entity and Employee shall
               attempt in good faith to reach an agreement with respect to Employee's services in connection with a Theatrical Subsequent Production as quickly as possible. If, however, the Production Entity and Employee are unable to reach such an agreement within 45 days following Employee's receipt of notice that the Production Entity intends to produce or cause the production of a Theatrical Subsequent Production, then (i) Employee shall have no rights with respect to such, or any related succeeding, Theatrical Subsequent Production and (ii) the Production Entity shall be free to engage another producer and executive producer with respect to each such Theatrical Subsequent Production and the Production Entity and Employee shall have no further obligations to each other with respect thereto, except that with respect to each Theatrical Subsequent Production Employee shall be entitled to receive "passive" compensation (with no obligation to render any services whatsoever) of $333,333, which shall be payable upon the commencement of principal photography, plus 5% of 100% of the "net profits" derived from the exploitation of each such Theatrical Subsequent Production related to the Original Picture. The definition of "net profits" will be subject to good faith negotiation within customary parameters in the motion picture industry at the time and such negotiations shall include, without limitation, caps on distribution and talent fees and "pre-break participations."

                     The Company shall have the sole and exclusive
               right to approve all financial aspects of the Subsequent Production and to exercise greenlighting authority with respect thereto.

                     Notwithstanding the foregoing, if the
               Production Entity and Employee are unable to reach an agreement with respect to Employee's services in connection with a Theatrical Subsequent Production pursuant to this subparagraph 1.10(B) and, with respect to such Theatrical Subsequent Production, the (i) principal cast or director changes or
               (ii) all in proposed production budget is increased by 25% or more, then the Production Entity shall notify Employee in writing of such change and shall offer Employee the opportunity to render services as producer or executive producer (at Employee's option) thereof on terms in accordance with this subparagraph 1.10(B); provided, however, that if the engagement of Employee with respect to such Theatrical Subsequent Production would result in a breach of a contractual obligation between the Production Entity and any executive producer or producer other than Employee, then the Production Entity shall have no obligation to Employee with respect thereto.

                         (C)  With regard to Subsequent Productions
               (including, without limitation, movies, mini-series and episodic series) intended for initial release on television (including, without limitation, free, broadcast, basic cable, pay and pay-per-view television, but excluding theatrical motion pictures released initially to pay-per-view prior to theatrical release), Employee shall be entitled to "passive" television payments, which will be negotiated in good faith taking into account Employee's stature in the motion picture industry at that time.

                         (D)  The rights of Employee under this
               Paragraph are (i) subject to any rights granted to any third parties in connection with the production of the Original Picture or Preceding Production that would restrict or prohibit the granting of the rights under this Paragraph to Employee and (ii) available to Employee only if Employee is available to render the services described in this Paragraph and is actively engaged in the entertainment industry in substantially the same capacities as he is engaged as of the date hereof or is active as a producer or executive producer in the motion picture industry. Employee agrees that he shall render substantially the same producing or executive producing services in connection with a Theatrical Subsequent Production as he rendered on a Credit Picture.

          2.   Compensation.
                     As compensation and consideration for all Services provided by Employee during the Term pursuant to this Agreement, the Company agrees to pay to Employee the compensation set forth below.

               2.1. Fixed Annual Compensation. In consideration for Employee's Services hereunder, the Company shall pay to Employee salary ("Fixed Annual Compensation") at the rate of $2,250,000 per annum in 1994, $2,500,000 per annum in 1995, $2,750,000 per annum in 1996 and $3,000,000 in 1997; provided, however, that all Fixed Annual Compensation paid to Employee pursuant to Paragraph 2.1 of the May 1993 Agreement shall be credited to Fixed Annual Compensation payable to Employee under this Paragraph 2.1. Fixed Annual Compensation payable to Employee by the Company hereunder shall be paid at such times and in such amounts as the Company may designate in accordance with the Company's usual salary practices, but in no event less than once monthly.

               2.2.  (A)  Producer's Fees.  In addition to the
          Fixed Annual Compensation, Employee shall be entitled to receive such producer's fees (the "Producer's Fees") as provided below:

                              (i)  Employee shall be entitled to a
               fee of $1,000,000 (the "Fixed Fee") for each "Covered Picture" (as defined below) as a non-refundable minimum advance against the Producer's Fees set forth in subparagraph 2.2(A)(ii) hereof, which shall vest and be payable as follows:
               $500,000 upon commencement of principal photography, $250,000 upon completion of principal photography and $250,000 upon delivery of the applicable Covered Picture.

                              (ii)  With respect to each Covered
               Picture, Employee shall be entitled to receive the following contingent fees (the "Contingent Fees"):

                                   (a)  1% (the "One Percent Fee")
                    of "Gross Rentals" (as defined below) computed and paid retroactively to the first dollar of Gross Rentals until the Company's receipts from Gross Rentals equal "Actual Break-Even" (as defined below) for the Covered Picture; provided, however, that any portion of the One Percent Fee payable on Gross Rentals in excess of the Fixed Fee shall be payable solely out of the Company's receipts (other than Ancillary Gross Revenues) from the exploitation of the Covered Picture in excess of Actual Break-Even; plus

                                   (b)  3% of Gross Rentals (the
                    "Three Percent Fee") commencing at Actual
                    Break-Even and payable solely out of the Company's receipts (other than Ancillary Gross Revenues) from the exploitation of the Covered Picture in excess of Actual Break-Even; plus

                                   (c)  10% of 100% of "Ancillary
                    Gross Revenues" (as defined below) (the
                    "Ancillary Gross Participation").
                    Notwithstanding the foregoing, 100% of the Ancillary Gross Revenues shall be retained by the Company and shall be applied toward the calculation of Actual Break-Even. At such time, if ever, that Actual Break-Even has been achieved with respect to a Covered Picture, Employee shall be entitled to receive the Ancillary Gross Participation on all Ancillary Gross Revenues retroactive to the first dollar of Ancillary Gross Revenues, and the Ancillary Gross Participation shall be accounted for and paid separately on a non-cross-collateralized basis. The Ancillary Gross Participation shall be payable solely out of the Company's receipts from Ancillary Gross Revenues from the Covered Picture in excess of Actual Break-Even.

                              (iii)  Producer's Fees under this
               Paragraph 2.2 shall be payable, at Employee's election, which may be made at any time or from time to time prior to the time that payment is received by Employee, in either cash or shares of the common stock, par value $.01 per share (the "Common Stock"), of the Company valued at the Market Price (as defined below) on the date of such election. Notwithstanding the foregoing, any Contingent Fees that Employee elects to be payable in cash shall not be payable to Employee except out of the Company's receipts from the exploitation of the Covered Picture in excess of Actual Break-Even. Employee agrees that until such time as the repayment of the second amended and restated non-recourse secured promissory notes made by New CIBV in favor of each of the Strategic Investors dated as of July 31, 1994 (the "Amended Notes") has occurred in full, Employee shall elect to receive the Three Percent Fee in cash. Employee hereby directs the Company to make payments of one-half of the Three Percent Fee on a basis that is after-tax from Employee's point of view directly to the Strategic Investors on a pro rata basis to satisfy any amounts due to each of them in the Amended Notes in accordance with the terms of such Amended Notes.

                    The Company shall account to Employee no less frequently than quarterly with respect to Contingent Fees payable to Employee, which quarterly accounting shall commence upon the release of a Covered Picture and shall continue for a period of four years thereafter.
          Following the expiration of said four-year period, the Company shall account to Employee not less frequently than semi-annually for a period of two years, and not less frequently than annually thereafter with respect to each Covered Picture. Statements, which shall be accompanied by payments of any amounts shown to be due Employee, shall be delivered to Employee within 45 days following the close of the applicable accounting period (60 days with respect to annual accounting). Employee shall have the right, exercisable not more frequently than once annually with respect to each Covered Picture, to audit the Company's books and records with respect to each Covered Picture, which audits shall be performed by a reputable firm of certified public accountants and which shall not unreasonably interfere with the operation of the Company's business.

                         (B)  Certain Adjustments.  Notwithstanding
               the non-refundability of the Fixed Fee, in the event that the final costs of a Covered Picture are in excess of the Board approved budget for such Covered Picture by the greater of (i) 10% of such approved budget (if the approved budget already has a 10% contingency factor, another contingency shall not be added back for the purposes of this subparagraph 2.2(B)) and (ii) the contingency required by the completion bonding company, if any, for such Covered Pictures (such greater number hereinafter referred to as the "Contingency"), Employee shall be required to return promptly (or, except to the extent previously deducted, otherwise deduct from future Contingent Fees) to the Company up to $250,000 on the basis of $1.00 for each $10.00 of cost overruns above the Contingency. In the event such cost overruns exceed $2,500,000, then one-tenth of such additional cost overruns up to a maximum additional cost overrun of $2,500,000 shall be added to the calculation of Actual Break-Even. After the Company's receipts from the exploitation of a Covered Picture exceed Actual Break-Even, Employee shall be entitled to (i) receive all amounts by which the Contingent Fees for a Covered Picture have been reduced pursuant to this subparagraph (B), (ii) reduce Actual Break-Even by the amount by which it was increased by the provisions of this subparagraph
               (B) as set forth in the immediately preceding sentence, (iii) receive the One Percent Fee (if applicable) as if Actual Break-Even had not been so increased and (iv) receive the Three Percent Fee (if applicable) as if Actual Break-Even had not been so increased. For purposes of this subparagraph (B), the following costs shall be excluded when determining whether the final costs of a Covered Picture are in excess of the Board approved budget for such Covered Picture or the Contingency: costs due to force majeure (including without limitation unusual inclement weather), enhancements/changes approved by the Board or Supervisory Committee, losses covered by insurance to the extent that such insurance recoveries are received by the Company, costs due to third-party breach, laboratory delays, and other items customarily excluded from over-budget penalties in agreements for producers of Employee's stature in the motion picture industry.

                         (C)  Definitions and Other Matters.  For
               purposes of this Agreement:

                              (i)  "Actual Break-Even" for each
               Covered Picture shall mean the sum of the Company's actual production costs, actual interest on actual production costs (excluding overhead) and other related financing fees and costs (including reasonable loan commitment fees), overhead in an amount equal to 71/2% of the direct cost budget (which overhead charges shall not be computed on interest and financing charges or on profit participation calculated on a gross basis) ("Pre-break Participation"), actual out-of-pocket distribution costs (including residuals), Pre-break
               Participation, the Fixed Fee and, in the event of certain cost overruns as described in subparagraph 2.2(B) hereof, up to $250,000 per picture.

                              (ii)  "Ancillary Gross Revenues"
               shall mean 100% of all amounts received by the Company from or in connection with the exploitation of merchandising, publishing, soundtrack record and/or music publishing rights and similar rights in connection with a Covered Picture. To the extent the Company licenses or grants to a third party the right to exploit merchandising, publishing, soundtrack record and/or music publishing rights or similar rights to a Covered Picture, Ancillary Gross Revenues shall mean the amounts remitted by such third party licensee(s) or distributor(s) to the Company, rather than the amounts received by such licensee(s) or distributor(s) from the exploitation of such rights.

                              (iii)  "Covered Pictures" shall mean
               all Carolco Pictures (excluding Turnaround Projects (as hereinafter defined)) as to which principal photography commences during the Term.

                              (iv)  "Gross Rentals" for each
               Covered Picture shall mean 100% of all amounts received by or credited to the account of the Company or if the Company does not directly distribute a Covered Picture in any territory, market or medium, then all amounts received by or credited to the account of the Company's licensees or distributors (or sublicensees or subdistributors, as applicable) from any and all sources whatsoever throughout the Universe from or in connection with the distribution, exhibition, licensing and other exploitation of such Covered Picture, other than amounts received by exhibitors or other entities engaged in retail sales to the general public with respect to the rights granted or licensed to such entities. Gross Rentals shall not include Ancillary Gross Revenues. All amounts credited to the account of the Company or a licensee, distributor, sublicensee or subdistributor shall be included in Gross Rentals in the amounts set forth in a statement provided by such entities to the Company. To the extent that the Company, any distributor, sub-distributor, licensee or sublicensee of the Company grants or licenses rights in a Covered Picture for a territory or medium on an "outright sale" basis (i.e., for a flat sum without any obligation on the part of the grantee/licensee to account to the grantor/licensor with respect to such grantee/licensee's revenues or expenses), then the amount received by such grantor/licensor in connection with such outright sale shall be the amount included in Gross Rentals, rather than the receipts of the grantee/licensee. It is the intent of the foregoing that Gross Rentals be measured "at the source" (i.e., at the lowest level of distribution above exhibition or retail). For example, if a licensee or distributor of the Company uses a sublicensee or subdistributor, then Gross Rentals would be measured on the basis of revenue received by such sublicensee or subdistributor. Gross Rentals shall include advances and security deposits, provided that advances/security deposits that are refundable or returnable shall not be deemed Gross Rentals until no longer refundable or returnable. Notwithstanding the foregoing, refundable/returnable advances and deposits shall be included when received solely for purposes of computing interest on the cost of production.

                              (v)  "Market Price" shall mean the
               last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and ask prices for such day, in each case on the principal national securities exchange or in the NASDAQ National Market System to which the shares of Common Stock of the Company (or its successor, if any) are listed or admitted to trading or, if not listed or admitted to trading, the average of the closing bid and ask prices of the Common Stock in the over-the-counter market as reported by NASDAQ or any other quotation service, or if the common stock is not listed on NASDAQ or any other quotation service, the average of the closing bid and ask prices as furnished by two members of the National Association of Securities Dealers Inc. selected from time to time by the Board for that purpose. In the absence of one or more such quotations, the Board shall determine the current market price on the basis of such quotations as it considers appropriate or in the case of securities which are not quoted, the Board shall determine the current market price based upon such information and advice as it considers appropriate.

               2.3. Turnaround Compensation. If during any year of the Term the Company, because of its financial condition, is (i) not expected to commence principal photography on at least two Carolco Pictures in that year and (ii) the Board or the Supervisory Committee elects not to proceed to production of any Project in Development submitted for production by Employee, then Employee, upon notification to the Board or the Supervisory Committee, shall be entitled to set the project up for production elsewhere (a "Turnaround Project") and Employee shall be entitled to receive a fee equal to 50% of the aggregate executive producing and any other fees paid to the Company for Employee's Services after the Company has recouped its actual out-of-pocket development expenses (including any interest) with respect to a Turnaround Project (the "Turnaround Compensation"); provided, however, that (i) Turnaround Compensation shall be limited to two Turnaround Projects in each calendar year during the Term, (ii) Employee's services on the Turnaround Project shall be of an incidental nature and pursuant to a loan-out or similar arrangement and shall not interfere with Employee's services to the Company other than in a de minimis manner, (iii) Employee shall receive a sole or shared executive producer, producer or co-producer credit and the Company shall receive an "in association with" credit, (iv) the Company shall be entitled to receive such other payments as the Company customarily receives for projects the Company places into turnaround and
          (v) the Turnaround Project may not be offered to a third party on terms more favorable to such third party than the terms proposed to the Company at the time that the Board or Supervisory Committee elected not to proceed. The Board or Supervisory Committee shall establish specific procedures and guidelines for implementation of this arrangement reasonably acceptable in good faith to Employee. Additional Turnaround Compensation shall be subject to the approval of the Board or Supervisory Committee. Turnaround Compensation under this Paragraph
          2.3 shall be payable, at Employee's election, which may be made at any time or from time to time prior to the time that payment is received by Employee, in either cash or shares of Common Stock valued at the Market Price on the date of such election. Employee agrees that until such time as the repayment of the Amended Notes has occurred in full, Employee shall elect to receive the Turnaround Compensation in cash. Employee hereby directs the Company to make payments of 75% of the Turnaround Compensation on a basis that is after-tax from Employee's point of view directly to the Strategic Investors on a pro rata basis to satisfy any amounts due to each of them in the Amended Notes in accordance with the terms of such Amended Notes.

               2.4.  Additional Incentive Compensation.  In
          addition to the Fixed Annual Compensation and the Producer's Fees, Employee shall be entitled to receive such additional incentive compensation ("Additional Incentive Compensation") as is approved by the Board. Additional Incentive Compensation may be in the form of cash, securities of the Company, employee stock options or a deferred compensation arrangement customarily utilized for top management executives in the entertainment industry. Additional Incentive Compensation in the form of shares of Common Stock shall be valued at the average reported sale price regular way of the Common Stock on the New York Stock Exchange or if the Common Stock is not listed on the New York Stock Exchange, the last sale price of the Common Stock regular way as reported in a composite published report of transactions that includes transactions on the exchange or other principal markets on which the Common Stock is traded or, if there is no such composite report as to any day, the last reported sale price, regular way (or if there is no such reported sale on such day, the average of the closing reported bid and ask prices) on the principal United States trading market (whether a stock exchange, National Association of Securities Dealers Automated Quotation System or otherwise) on which the Common Stock is traded for the ten consecutive days on which the New York Stock Exchange is open for at least one-half of its normal business hours ("Trading Days") ending three Trading Days prior to the Effective Date.
          If a deferred compensation arrangement is adopted, Employee shall have the right to demand that amounts accruing or to accrue for the benefit of Employee under such deferred compensation arrangement be placed in a so-called Rabbi Trust or similar arrangement. In addition, the Company shall grant a lock box arrangement to Employee to segregate the monies payable for payment of Contingent Fees that Employee is entitled to receive from the Company's receipts derived from a Covered Picture pursuant to Paragraph 2.2 hereof. Employee and the Company shall enter into agreements to effectuate the foregoing as may be required by the financiers and distributors of such Covered Picture.

               2.5. Employee Business Expense Reimbursement. Employee shall be entitled to an aggregate of $7,500 per month for employee business expenses in excess of those for which Employee makes an accounting to the Company.
          To the extent Employee does not utilize all or any portion of the foregoing expense reimbursement account in any given month, the unused amount shall be cumulated and carried forward from month-to-month until used. Employee shall also be entitled to reimbursement of all reasonable and customary business travel and entertainment expenses for which Employee makes an adequate accounting to the Company. The determination of the adequacy of the accounting and reasonableness of the expenses shall be within the reasonable discretion of the Company's independent certified accountants taking into consideration the substantiation requirements of the Internal Revenue Code of 1986, as amended (the "Code"). If verification is provided, the nondeductibility of such expenses for tax purposes shall not affect Employee's right to reimbursement.

               2.6. Restructuring Expenses. Employee shall be entitled to reimbursement of legal and accounting fees and expenses incurred in connection with the execution and delivery of the May 1993 Agreement, this Agreement and the transactions contemplated by each of the financial restructuring of the Company consummated on October 20, 1993 and the Merger Agreement, but, in any event, not in excess of $500,000. Employee shall submit to the Company supporting information reasonably requested about such fees.

               2.7.  Registration Rights.  Employee or his
          Affiliates have been issued unregistered shares of Common Stock of the Company and, as a result of the Merger, will be issued shares of common stock of CEI that are subject to the resale provisions of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"). The Company agrees to use its best efforts to register under the Securities Act any such shares upon Employee's demand. The Company may satisfy this obligation by causing such shares to be registered in connection with any registration statement for the Common Stock or other securities of the Company. All of the costs of such registration (except any underwriting discounts should Employee determine to seek an underwriter for such shares in connection with such registration) shall be borne by the Company and the parties shall negotiate such cross indemnifications, standstill agreements and other provisions as are typically negotiated in registration agreements of similar kind.
               2.8. Life Insurance Policy. The Company shall provide Employee with a split rate life insurance policy for his benefit in the amount of not less than $25,000,000 (the "Life Insurance Policy"). The Company agrees to make all premium payments under the Life Insurance Policy. Employee shall be entitled to name the beneficiary or beneficiaries of such policy. Upon the death of Employee during the Term of this Agreement, and upon the payment of benefits pursuant to the Life Insurance Policy, such benefits shall be allocated as follows: (i) the Company shall be entitled to reimbursement of all premiums actually paid under such policy plus 6% per annum interest on such amounts actually paid, and (ii) the beneficiary or beneficiaries named under such policy shall be entitled to receive the remainder of such benefits. Employee agrees that the Company may secure additional insurance on Employee's life for the benefit of the Company and that Employee shall cooperate with the Company in connection with the application process for such insurance.

               2.9. Directors and Officers Liability Insurance. Employee shall be entitled to the protection of any insurance policies the Company may elect to maintain generally for the benefit of its directors and officers against all costs, charges and expenses whatsoever incurred or sustained by Employee or his legal representatives in connection with any action, suit or proceeding to which Employee (or his legal representatives or other successors) may be made a party by reason of Employee being or having been a director or officer of the Company or Employee serving or having served any other enterprise as a director, officer or employee at the request of the Company, provided that the Company shall use its best efforts to cause to be maintained in effect for not less than six years from the date of a Change in Control (as defined in Paragraph 3.5 hereof) policies of directors' and officers' liability insurance of at least the same coverage as those maintained by the Company as of January 1, 1992, and containing terms and conditions that are no less advantageous than such policies. Notwithstanding the foregoing, the Company shall not be obligated to pay any premium on such insurance policies in excess of the premium the Company pays as of the date of execution of this Agreement.

               2.10. Fringe Benefits. In addition to the foregoing, Employee shall receive and shall continue to receive such fringe benefits ("Fringe Benefits") as he now enjoys and as shall become available in the future to those with similar executive positions in the motion picture industry, including without limitation (i) security guards and security services for Employee and his principal and second residence, and maintenance of security systems at Employee's principal and second residences, (ii) floral, plant and gardening services at Employee's offices, principal residence and second residence, (iii) club memberships (including initiation fees, annual dues and other recurring expenses) for country clubs, yacht and beach clubs, fraternal and business organizations and any other clubs in an amount not to exceed $20,000 in each year of the Term, (iv) first-class air travel for domestic trips and private air travel (if first class air travel is not practicable in Employee's sole judgment) for all trips made by Employee outside of the United States in connection with Employee's Services to the Company, (v) all travel expenses of Employee's companion, children and a member of Employee's household staff incurred while traveling with Employee in connection with Employee's Services to the Company, (vi) chauffeured limousines and similar transportation, (vii) lease of an automobile of Employee's choice for the use of Employee and his family and reimbursement for all expenses incurred in connection with such automobiles and (viii) reimbursement of Employee's personal legal and accounting expenses in an amount not to exceed $250,000 in each year of the Term.

               2.11. General. Employee shall be entitled to participate in any profit-sharing, pension, stock option, stock ownership, health (including without limitation participation in the Exec-U-Care Plan), vacation, insurance or other plans, benefits or policies available to the employees of the Company on the terms generally applicable to such employees.

               2.12. Grant of Stock Options. The Company and Employee agree that all stock options to purchase Common Stock granted to Employee in connection with the May 1993 Agreement are terminated. Simultaneously with the execution of this Agreement and under and pursuant to the terms of the 1989 Stock Option and Stock Appreciation Rights Plan of Carolco Pictures Inc., as amended (the "1989 Plan"), the Company and Employee have executed a stock option agreement (the "Option Agreement") consistent with the 1989 Plan reflecting a discretionary option grant by a committee of the Board, all of whose members are "disinterested persons" as that term is defined in Rule 16b-3(c)(2)(i) of the General Rules and Regulations under the Exchange Act, pursuant to which Employee has been granted stock options to purchase 15,000,000 shares of Common Stock at $0.40625 per share, of which 2,941,170 are immediately exercisable and the remainder shall vest pro rata on a monthly basis during the Term. Each other provision of the Option Agreement shall be unchanged from that contained in the Stock Option Agreement, dated as of May 3, 1993, between Employee and the Company. In the event of any change in the Common Stock by reason of stock dividends, stock splits, reverse stock splits, spin-offs, mergers, recapitalizations, combinations, conversions, exchanges of shares or the like or the issuance of shares of Common Stock or any class of securities directly or indirectly convertible into or exchangeable for Common Stock without consideration or for consideration per share less than 95% of the Market Price on the date of such issuance, the number and kind of shares subject to the stock options and the exercise price of stock options to be received by Employee pursuant to the Option Agreement shall be appropriately adjusted. Notwithstanding the foregoing, if any person other than Employee is reissued or granted stock options in connection with the transactions contemplated by the Merger Agreement at an exercise price less than $0.40625 per share (prior to adjustment thereunder), then the stock options granted to Employee under the Option Agreement shall be reissued, regranted or reset, at Employee's election, at such lower price.

          3.   Termination.

                     If any of the events described in this
          Paragraph 3 shall occur, Employee shall be entitled to the benefits provided in Paragraph 4 hereof upon the subsequent termination of Employee's employment during the Term of Employment. As used in this Agreement, "Date of Termination" means (i) if employment is terminated for Disability (as defined in Paragraph 3.1 below), thirty
          (30) days after Notice of Termination is given (provided that Employee shall not have returned to the performance of his duties on a full-time basis during such thirty
          (30) day period), and (ii) if employment is terminated for any other reason, the date specified in the Notice of Termination (which, in the case of termination for "cause" pursuant to Paragraph 3.3 shall not be less than thirty (30) days, and in the case of a termination for "good reason" pursuant to Paragraph 3.4 shall not be more than sixty (60) days, respectively, from the date such Notice of Termination is given); provided that, if within thirty (30) days after any Notice of Termination is given, the party receiving such Notice of Termination notifies all other parties that a dispute exists concerning the termination (a "Notice of Dispute"), the Date of Termination for purposes of determining Employee's continued right to compensation under Paragraph 2.2 hereof shall be the date on which the dispute is finally determined either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected); and provided further that the Date of Termination shall be extended by a Notice of Dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the foregoing, Employee shall not be entitled to exercise his authority under subparagraphs 1.6.4(A) and 1.6.4(C) hereof or to receive Producer's Fees for any Covered Picture as to which principal photography commences after the Notice of Dispute unless, with respect to such Producer's Fees, it is finally determined that a Notice of Termination by the Company was wrongful. In addition, if the Company acknowledges that it has terminated Employee other than for "Cause" (as hereinafter defined), the Date of Termination shall be the date upon which Employee receives payments due to him under Paragraph 4.4(A)(i) hereof. "Notice of Termination" means a written notice that shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated.

               3.1. Employee Incapacity. If, as a result of Employee's incapacity because of physical or mental illness, Employee shall have been absent from his duties with the Company on a full-time basis for six consecutive months, and within 30 days after written Notice of Termination is given he shall not have returned to the full-time performance of his duties, the Company may terminate Employee's employment for "Disability."

               3.2. Retirement. Termination by the Company or Employee of Employee's employment based on "Retirement" shall mean termination in accordance with the Company's retirement policy or policies, including early retirement, generally applicable to its salaried employees or in accordance with any retirement arrangement established with Employee's consent, and in the event of termination of Employee's employment based upon Retirement, Employee shall be compensated in accordance with such policies and arrangements.

               3.3. Termination by the Company "For Cause." Termination by the Company of Employee's employment for "Cause" shall mean termination upon (i) the willful and continued failure by Employee substantially to perform his duties with the Company in good faith (other than any such failure resulting from his incapacity because of physical or mental illness or any such actual or anticipated failure resulting from his termination for Good Reason), after a demand for substantial performance is delivered to him by the Board that specifically identifies the manner in which the Board believes that Employee has not substantially performed his duties in good faith, or (ii) the willful engaging by Employee in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise. For purposes of this Paragraph 3.3, no act, or failure to act, on Employee's part shall be considered "willful" unless done, or omitted to be done, by Employee not in good faith and without reasonable belief that his action or omission was in the best interest of the Company. Notwithstanding the foregoing, Employee shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to Employee written Notice of Termination and a copy of resolutions duly adopted by a majority of the members of the Board at a meeting called and held for such purpose (after reasonable notice to Employee and an opportunity for Employee, together with his counsel, to be heard before the Board) finding that in the good faith opinion of the Board, Employee was guilty of conduct set forth above in clause (i) or (ii) of the first sentence of this Paragraph 3.3 and specifying the particulars thereof in detail.

               3.4. Employee's Termination for "Good Reason." Employee shall be entitled to terminate his employment for Good Reason. For purposes of this Agreement, "Good Reason" shall mean the commission or omission of the following actions:

                         (A)  the assignment to Employee of any
               duties inconsistent in any material respect with his status set forth in Paragraphs 1.1 and 1.6 hereof;

                         (B)  a reduction by the Company in the
               Fixed Annual Compensation set forth in Paragraph 2.1 or a reduction in the Producer's Fees set forth in Paragraph 2.2 hereof;

                         (C)  the failure by the Company to
               continue in effect any compensation plan in which Employee participates, or any substitute plans hereafter adopted (other than in connection with an across the board modification to a plan generally available to the Company's employees), unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan or the failure by the Company to continue Employee's participation therein;

                         (D)  the failure by the Company to
               continue to provide Employee with benefits substantially similar to those enjoyed by him under any of the Company's pension, retirement, life insurance, medical, health and accident, or disability plans in which he is presently participating (other than in connection within an across the board modification or termination of a plan generally available to the Company's employees), or the taking of any action by the Company that would directly or indirectly materially reduce any of such benefits or deprive Employee of any material fringe benefit presently enjoyed by him immediately prior to the Effective Date;

                         (E)  any purported termination of
               Employee's employment that is not effected pursuant to a Notice of Termination; and for purposes of this Agreement, no such purported termination shall be effective;

                         (F)  a Change in Control of the Company
               (as defined below);

                         (G)  the disapproval of this Agreement by
               the Independent Committee (as that term is defined in the Stipulation and Agreement of Compromise and Settlement, dated October 18, 1991) of the Board;

                         (H)  the failure of the Company, other
               than for reasons solely within Employee's control, to commence principal photography on at least one Carolco Picture for six consecutive quarters for any time period commencing after October 20, 1993 if the financial condition of the Company does not prevent the Company from undertaking such activity; and

                         (I)  any fundamental change to the
               business of the Company so that the Company is no longer principally involved in motion picture production; provided, however, that the existence and operation of a principal operating subsidiary or division of the Company principally engaged in the home video distribution business shall not constitute a fundamental change to the business of the Company for purposes of this subparagraph 3.4(I).

                     Notwithstanding the foregoing with respect to subparagraph 3.4(F) above, if Employee or any of his Affiliates exercise the "tag-along" rights set forth in Sections 5(d), (e) and (f) of the 1994 Stockholders Agreement or the 1993 Stockholders Agreement, as the case may be, and sell shares of the Common Stock pursuant thereto, Employee shall be prohibited from terminating his employment for Good Reason in the event of a Change in Control of the Company.

               3.5. "Change in Control." For purposes of this Agreement, "Change in Control of the Company" shall be deemed to have occurred if any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act and the Regulations promulgated thereunder), excluding each of the Strategic Investors, MGM and their respective Affiliates as of May 3, 1993, acquires, directly or indirectly, 40% or more of the Full Voting Power of the Company; provided, however, that a Change in Control of the Company shall be deemed to have occurred if any Strategic Investor, MGM or any of their respective Affiliates as of the date hereof acquires, directly or indirectly, an additional 20% of the Full Voting Power of the Company in excess of the amount of the Full Voting Power of such Strategic Investor, MGM or any of their respective Affiliates as of October 20, 1993, excluding from what is deemed to be acquired (i) any securities issued pursuant to the Standby Purchase and Investment Agreement dated as of July 29, 1993, between the Company, Cinepole, Canal+, RCS Video Services B.V. and Telecommunications, Inc., as amended, (ii) any securities obtained by Canal+ under the put/call arrangement between MGM and Canal+ regarding the 5% Payment-In-Kind Convertible Subordinated Notes of Carolco due 2002 and
          (iii) the realization of the Common Stock pledged by New CIBV to each of the Strategic Investors pursuant to each of the Amended and Restated Security and Pledge Agreements between New CIBV and each of the Strategic Investors dated as of April 30, 1993. Notwithstanding the foregoing, the issuance of securities pursuant to and in accordance with the terms of the Merger Agreement shall not constitute a Change in Control of the Company, and Employee agrees accordingly that the Change of Control provisions contained herein and in Paragraph 3.5 of the May 1993 Agreement are not applicable with respect to the transactions contemplated by the Merger Agreement. "Full Voting Power" shall mean the right to vote in the election of one or more directors through proxy or by the beneficial ownership of the Common Stock or other securities then entitled to vote in the election of one or more directors. For purposes of calculating the percentage ownership of Full Voting Power of a person, all warrants, options or rights held by all persons with respect to the Company shall be deemed to have been exercised and all convertible or exchangeable securities shall be deemed to have been converted or exchanged, as the case may be (disregarding for such purposes any restrictions on conversion, voting (such as proxies), exchange or exercise), in each case for the maximum number of shares of the Common Stock or other securities entitled to then vote in the election of one or more directors.

               3.6.  Notice of Termination.

                         (A)  Any purported termination of
               employment by Employee pursuant to Paragraph 3.4 hereof shall be made, in addition to any other requirements that may be set forth herein, by giving Notice of Termination within six months of the action set forth above giving rise to the right to terminate for Good Reason. The failure of Employee to give Notice of Termination within such period shall not be construed to prevent the giving of Notice of Termination upon the next occurrence of such action or upon the occurrence of another action set forth in Paragraph 3.4 hereof. The Company shall have 30 days after receipt of the Notice of Termination to cure the event giving rise to Employee's right to terminate for Good Reason. Employee's right to terminate his employment pursuant to Paragraph 3.4 hereof shall not be affected by his incapacity due to physical or mental illness.

                         (B)  Any purported termination by the
               Company or by Employee shall be communicated by written Notice of Termination to the other party hereto.

          4.   Compensation Upon Termination.

               4.1. Death of Employee. Upon the death of Employee ("Death"), the Company shall pay to Employee's estate (i) the Fixed Annual Compensation that would otherwise be payable to Employee hereunder up to the end of the month in which such Death occurs and (ii) whatever Producer's Fees, Turnaround Compensation and Additional Incentive Compensation and other amounts which may become due and payable to Employee from time to time in the ordinary course of business pursuant to the terms of this Agreement. Upon such payments, the Company shall have no further liability or obligation hereunder to the deceased Employee's estate, his executors or administrators, his heirs or assigns or any other person claiming under or through him.

               4.2. Disability of Employee. Upon the termination of Employee's employment as a result of his Disability, Employee shall be entitled to receive (i) 100% of Employee's Fixed Annual Compensation for an additional six months, and (ii) a sum equal to two times the Fixed Annual Compensation that he was entitled to receive pursuant to Paragraph 2.1 hereof for the fiscal year preceding the effective date of termination for disability hereunder and (iii) whatever Producer's Fees, Turnaround Compensation and Additional Incentive Compensation which may become due and payable to Employee from time to time in the ordinary course of business pursuant to the terms of this Agreement. The lump sum specified in (ii) above shall be paid as soon as practicable but in any event no later than eight months after the Date of Termination.

                     Whenever compensation is payable to Employee hereunder during a time when Employee is partially or totally disabled and such disability (except for the provisions hereof) would entitle Employee to disability income or to salary continuation payments from the Company according to the terms of any plan now or hereafter provided by the Company or according to any policy of the Company in effect at the time of such disability, the compensation payable to Employee hereunder shall be inclusive of any such disability income or salary continuation and shall not be in addition thereto. If disability income is payable directly to Employee by an insurance company under an insurance policy paid for by the Company, then any such disability income paid during the 30 months following the Date of Termination shall be considered to be part of the payments to be made by the Company pursuant to this Paragraph 4.2, and not in addition thereto, and shall be paid to the Company, up to but not to exceed the amount of payments actually made by the Company pursuant to this Paragraph 4.2. All disability income paid to Employee by said insurance company (i) during the 30 months following the Date of Termination in excess of the payments actually made by the Company pursuant to this Paragraph 4.2, and (ii) after 30 months following the Date of Termination shall be the sole property of Employee as governed by said insurance policy and shall not be required to be paid to the Company.

               4.3.  Termination For Cause.  If Employee's
          employment shall be terminated for Cause, the Company shall pay Employee his full Fixed Annual Compensation, whatever Producer's Fees, Turnaround Compensation and Additional Incentive Compensation that has become due and payable to Employee on or prior to the Date of Termination and other benefits to which Employee is entitled through the Date of Termination at the rate in effect at the time Notice of Termination is given.

               4.4. Termination Other Than For Cause, Retirement, Death or Disability or For Good Reason.

                         (A)  If Employee's employment by the
               Company shall be terminated (i) by the Company other than for Cause, Retirement, Death or Disability or
               (ii) by Employee for Good Reason, then Employee shall be entitled to the benefits provided below:

                              (i)  The Company shall pay Employee,
               not later than the fifth day following the Date of Termination, a lump sum equal to 299% of the aggregate of all Fixed Annual Compensation payments arising under Paragraph 2.1 hereof discounted to the then present value at a discount rate of 5% per annum applied to each future payment from the time it would have become payable to the Date of Termination.

                              (ii)  Notwithstanding any provision
               of any benefit plan, the Company shall pay to Employee not later than the fifth day following the Date of Termination, a lump sum amount equal to the sum of (x) Producer's Fees and Turnaround Compensation, if any, to which Employee has become entitled but has not yet been paid, and (y) any Additional Incentive Compensation award that the Board has approved for any period that has closed prior to the Date of Termination but has not yet been paid, and (z) a pro rata portion for the period through the Date of Termination of the aggregate value of all contingent awards, if any. Notwithstanding the foregoing, Employee shall be entitled to receive, from time to time, as it becomes due, all Producer's Fees.

                         (B)  If Employee's employment shall be
               terminated (i) by the Company other than for Cause, Retirement, Death or Disability, or (ii) by Employee for Good Reason, then for the remaining period of the Term as set forth in Paragraph 1.4 hereof, the Company shall arrange to provide Employee with life, disability, accident and health insurance and all other benefits substantially similar to those which Employee is receiving immediately prior to the Notice of Termination. In addition, all stock options issued pursuant to the Option Agreement or otherwise shall become immediately exercisable upon Notice of Termination whether or not then vested.

                         (C)  In the event that this Agreement
               expires by its terms on December 31, 1997 and the Term is not extended, the Company shall have no obligation to Employee and Employee shall have no obligation to the Company under this Agreement except as otherwise set forth herein.

               4.5. Company's Projects. If Employee's employment with the Company shall be terminated by the Company other than for Cause, Retirement, Death or Disability or by Employee for Good Reason pursuant to subparagraphs 3.4(H) or (I) hereof or if the Company fails to make the payments required by Paragraph 4.4 hereof unless pursuant to a good faith dispute between Employee and the Company, Employee and the Company will review a list of all Projects in Development during the Term (regardless of whether or not such projects previously have been set for production or such projects previously have been abandoned or deemed abandoned) (the "Listed Properties"); provided, however, that if such dispute is ultimately resolved with a determination that the payments under Paragraph 4.4 hereof are required, this Paragraph 4.5 shall become applicable unless such payments are made. Employee shall be entitled to select eight of the Listed Properties that Employee desires to continue to develop (the "Reverted Projects"), in the following order: the Company shall initially designate two of the Listed Properties that the Company desires to continue to develop, then Employee shall promptly designate four of the remaining Listed Properties that Employee desires to continue to develop, and the Company and Employee shall thereafter alternatively designate two of the remaining Listed Properties that each desires to continue to develop until Employee shall have designated eight such properties. As used herein, "Company's Projects" shall mean the Listed Properties other than the Reverted Projects.

                              (A)  If the Company (or its successors and
                    assigns) determines to produce a Company's Project as a theatrical motion picture (a "Post-Term Picture"), the Company may offer Employee an opportunity to serve as executive producer of the Post-Term Picture on terms and conditions reasonably acceptable in good faith to Employee; provided, however, that Employee shall receive not less than the financial terms set forth in Paragraph 2.2 hereof.

                              (B)  Employee shall have the right to set
                    up the Reverted Projects with third parties for development subject to the following:

                                   (i)  the Company is repaid all of its
                    direct, out-of-pocket costs in connection with the Reverted Project plus interest thereon at the Company's cost of borrowed funds;

                                   (ii)  the Company is granted a profit
                    participation in any production based in whole or in part on a Reverted Project of 5%, 21/2% or 0% of 100% of the net profits if the Company has expended $500,000 or more, $499,999 to $150,000 or $149,999 or less, respectively, in connection with the Reverted Project, with net profits to be defined, computed and paid in accordance with the standard definition of net profits of the U.S. distributor of the picture;

                                   (iii)  the third party acquiring the
                    Reverted Project agrees in writing to assume all executory obligations of the Company and executes in writing all applicable guild assumption agreements; and

                                   (iv)  the Company shall have no
                    obligation to make any option payments with respect to a Reverted Project and Employee may make such payments if he desires.

                    4.6. No Mitigation. Employee shall not be required to mitigate the amount of any payment provided for in this Section 4 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 4 be reduced by any compensation earned by Employee as the result of employment by another employer or by retirement benefits after the Date of Termination. The Company shall not be entitled to any rights to offset, mitigate or otherwise reduce the amounts owing to Employee by virtue of this Section 4 with respect to any rights, claims or damages that the Company may have against Employee.

                    4.7. Consultation Fees. If Employee's employment shall be terminated by the Company other than for Cause, Retirement, Death or Disability or by Employee for Good Reason, the Company shall retain Employee as a consultant for a period of three years commencing on the date of such expiration or termination (hereinafter referred to as "Consulting Period"). During the Consulting Period, Employee shall furnish consulting and advisory services to the Company with respect to the operation of the Company's business. Without limiting the generality of the foregoing, the Employee shall cooperate fully with the senior executive officers of the Company, provide such assistance and information as may be reasonably requested by the Board and officers of the Company and be available by telephone or in person at such times and places as may reasonably be requested by the Company and as may be mutually convenient to Employee and the Company. During the Consulting Period (a) Employee shall not be required to devote more than 600 hours per calendar year to such consulting and advisory services and (b) Employee's consulting and advisory services shall be subject to Employee's reasonable business and professional commitments and vacations. During the Consulting Period, the Company shall pay Employee consulting fees, payable in monthly installments or in such other manner that parties hereto mutually agree upon, at a rate per annum equal to 50% of the Fixed Annual Compensation specified in Paragraph 2.1 hereof in effect at the time of termination of the period of full employment.

                    4.8. Potential Excise Taxes. Should any payments hereunder or contemplated hereby be subject to excise tax pursuant to section 4999 of the Code or any successor or similar provision thereto, or comparable state or local tax laws, the Company shall pay to Employee such additional compensation as is necessary (after taking into account all Federal, state and local income taxes payable by Employee as a result of receipt of such compensation) to place Employee in the same after-tax position that he would have been in had no such excise tax (or any interest or penalties thereon) been paid or incurred. The Company shall pay such additional compensation upon the earlier of (i) the time at which the Company is required to withhold such excise tax for any payments to Employee or (ii) 30 days after Employee notifies the Company that Employee has filed a tax return that takes the position that such excise tax is due and payable in reliance on a written opinion of Employee's tax counsel that it is more likely than not that such excise tax is due and payable. If Employee makes any payment with respect to any such excise tax as a result of an adjustment to Employee's tax liability by any Federal, state or local authority, the Company will pay such additional compensation within 30 days after Employee notifies the Company of such payment. Without limiting the obligation of the Company hereunder, Employee agrees, in the event Employee makes any payment pursuant to the preceding sentence, to negotiate with the Company in good faith with respect to procedures reasonably requested by the Company that would afford the Company the ability to contest the imposition of such excise tax; provided, however, that Employee will not be required to afford the Company any right to contest the applicability of any such excise tax to the extent that Employee reasonably determines that such contest is inconsistent with the overall tax interests of Employee. The Company agrees to hold in confidence and not to disclose, without Employee's prior written consents, any information with regard to Employee's tax position that the Company obtains pursuant to this Paragraph 4.8.
               5.   General.

                    5.1. Applicable Law Controls. Nothing contained in this Agreement shall be construed to require the commission of any act contrary to law and wherever there is any conflict between any provisions of this Agreement and any material statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, then the latter shall prevail; provided, however, that in any such event the provisions of this Agreement so affected shall be curtailed and limited only to the extent necessary to bring them within applicable legal requirements, and provided further that if any obligation to pay the Fixed Annual Compensation, Producer's Fees or any other amount due Employee hereunder is so curtailed, then such compensation or amount shall be paid as soon thereafter, either during or subsequent to the Term, as permissible.

                    5.2. Waiver/Estoppel. Any party hereto may waive the benefit of any term, condition or covenant in this Agreement or any right or remedy at law or in equity to which any party may be entitled, but only by an instrument in writing signed by the parties to be charged. No estoppel may be raised against any party except to the extent the other parties rely on an instrument in writing, signed by the party to be charged, specifically reciting that the other parties may rely thereon. The parties' rights and remedies under and pursuant to this Agreement or at law or in equity shall be cumulative and the exercise of any rights or remedies under one provision hereof or rights or remedies at law or in equity shall not be deemed an election of remedies; and any waiver or forbearance of any breach of this Agreement or remedy granted hereunder or at law or in equity shall not be deemed a waiver of any preceding or succeeding breach of the same or any other provision hereof or of the opportunity to exercise such right or remedy or any other right or remedy, whether or not similar, at any preceding or subsequent time.

                    5.3. Attorneys' Fees and Costs. In any action, suit or proceeding brought by any party hereto with respect to this Agreement, its subject matter or the actions, statements or conduct of any or each of the parties in the negotiation, execution or performance of this Agreement, the prevailing party shall be entitled to recover from the other parties all costs and expenses incurred in connection therewith, including but not limited to attorneys' fees, attorneys' costs and court costs.

                    5.4. Notices. All notices and other communications hereunder shall be in writing and may be deemed given if delivered personally or sent by certified mail return receipt requested, telex, telegraph or facsimile, at the address set forth below, or such substitute address as may from time to time be designated by like notice.

                    Carolco:            Carolco Pictures Inc.
                                        8800 Sunset Boulevard
                                        Los Angeles, California  90069
                                        Attention:  General Counsel
                    Employee:           Mario F. Kassar
                                        Carolco Pictures Inc.
                                        8800 Sunset Boulevard
                                        Los Angeles, California  90069

                    with a copy to:     Brian J. McCarthy, Esq.
                                        Skadden, Arps, Slate, Meagher
                                          & Flom
                                        300 South Grand Avenue
                                        Suite 3400
                                        Los Angeles, California  90071

                    5.5. Governing Law. This Agreement shall be governed by, construed and enforced and the legality and validity of each term and condition shall be determined in accordance with the internal, substantive laws of the State of California without applicable to agreements fully executed and performed entirely in California.

                    5.6. Captions. The paragraph headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

                    5.7. No Joint Venture. Nothing herein contained shall constitute a partnership between or joint venture by the parties hereto or appoint any party the agent of any other party. No party shall hold itself out contrary to the terms of this Paragraph 5.7 and, except as otherwise specifically provided herein, no party shall become liable for the representation, act or omission of any other party. This Agreement is not for the benefit of any third party who is not referred to herein and shall not be deemed to give any right or remedy to any such third party.

                    5.8. Assignability. Employee may assign all or any portion of his rights to receive compensation hereunder to any corporation at least 50% of the capital stock of which is owned or controlled by Employee or trusts for the benefit of the children or family of Employee. Notwithstanding any other provision hereof, Employee shall be permitted to establish loan-out companies to provide his services to the Company and assign this Agreement thereto, subject to the delivery by Employee of a customary personal adherence letter. The Company may assign this Agreement or all or any portion of its rights hereunder to any corporation at least 50% of the capital stock of which is owned or controlled by the Company. Notwithstanding the foregoing provisions of this Paragraph 5.8, no such assignment shall relieve the assignor from any of its obligations hereunder or change any of the terms and provisions of Employee's employment hereunder. This Agreement shall be fully effective and binding upon the successors in interest, predecessors in interest, assigns and Affiliates of the Company. Notwithstanding the foregoing, the parties hereto hereby consent to the assumption by CEI of this Agreement as of the Effective Date.

                    5.9. Effect on Prior Employment Agreements. Upon the date hereof, the May 1993 Agreement shall be deemed terminated. Notwithstanding the foregoing, the obligations of the Company under (A) the Employment Agreement, dated as of March 23, 1992, between Employee and the Company with respect to any (i) Production-related Incentive Compensation (as defined therein) as set forth in subparagraph 2.2(A) thereof and
               (ii) Turnaround Incentive Compensation (as defined therein) as set forth in subparagraph 2.2(B) thereof as to which Employee has become entitled pursuant to subparagraph 2.2(A) or 2.2(B) thereof, as the case may be, and (B) the May 1993 Agreement with respect to any
               (i) Producer's Fees (as defined therein) as set forth in Paragraph 2.2 thereof and (ii) Turnaround Compensation (as defined therein) as set forth in Paragraph 2.3 thereof as to which Employee has become entitled prior to the date hereof pursuant to Paragraph 2.2 or 2.3 thereof, as the case may be, shall remain in full force and effect.

                    5.10. Modification/Entire Agreement.  This Agreement
               may not be altered, modified or amended except by an instrument in writing signed by all of the parties hereto. No person, whether or not an officer, agent, employee or representative of any party, has made or has any authority to make for or on behalf of that party any agreement, representation, warranty, statement, promise, arrangement or understanding not expressly set forth in this Agreement or in any other document executed by the parties concurrently herewith ("Parol Agreements"). This Agreement and all other documents executed by the parties concurrently herewith constitute the entire agreement between the parties and supersede all express or implied, prior or concurrent, Parol Agreements and prior written agreements with respect to the subject matter hereof.
               The parties acknowledge that in entering into this Agreement, they have not relied and will not in any way rely upon any Parol Agreements.

                    5.11. Jurisdiction/Venue/Service.  Employee and the
               Company and their respective successors in interest and assigns, each as to and for the benefit of the other:
               (a) hereby irrevocably submit to the exclusive jurisdiction of either the Superior Court of the State of California for the County of Los Angeles or the United States District Court for the Central District of California (the "Applicable Court") for the purpose of any action, suit or proceeding arising out of or based upon the subject matter of, or transactions contemplated by, this Agreement (each an "Applicable Action"); (b) hereby irrevocably waive and agree not to assert (by way of motion, as a defense or otherwise) in any Applicable Action brought in the Applicable Court any claim (i) that it or he is not subject personally to the jurisdiction of the Applicable Court; (ii) that the Applicable Action is brought in an inconvenient forum; (iii) that the venue of the Applicable Action is improper; or (iv) that this Agreement or its subject matter may not for any other reason be enforced in the Applicable Court; (c) hereby irrevocably consent to service of process of the Applicable Court in the same manner as any other notice is served on the Company or Employee (as the case may be) pursuant to Paragraph 5.4 hereof; and (d) irrevocably agree that final judgment (including the exhaustion of all rights to appellate review) in any Applicable Action ("Judgment") shall be conclusive and may be enforced in any other jurisdiction (i) by action, suit or proceeding on the Judgment, a certified and true copy of which shall be absolutely conclusive evidence of the fact and of the amount of any liability under or pursuant to the Judgment; or (ii) in any other manner not prevented by any applicable law.

                    5.12. Arbitration.

                              (A)  The Company and Employee each hereby
                    irrevocably agree to submit any and all disputes between them arising under this Agreement to binding, non-appealable arbitration, to be conducted in accordance with this Paragraph 5.12. The parties further agree irrevocably to submit themselves, in any suit to confirm the judgment or finding of such arbitrator, to the jurisdiction of the Superior Court for the County of Los Angeles, State of California, and hereby waive any and all objections to jurisdiction that they may have under the laws of the State of California or the United States.

                              (B)  The aggrieved party shall, upon
                    written notice to the other, submit any dispute or controversy respecting actual or alleged breach of, or interpretation of, or enforcement of, this Agreement to binding non-appealable arbitration before a retired judge of the Superior Court of the State of California in and for the County of Los Angeles, to be conducted by means of a reference pursuant to California Code of Civil Procedure
                    Section 6381(1). Within ten business days after receipt of the notice submitting a dispute or controversy to arbitration, the parties shall attempt in good faith to agree upon an arbitrator to whom the dispute will be referred and on a joint statement of contentions. Failing agreement thereto within ten business days after receipt of such notice, each party shall name three retired judges and thereafter either party may file a petition seeking the appointment of one of the persons named by the party as a referee by the presiding Judge of the Superior Court, which petition shall recite in a clear and meaningful manner the factual basis of the controversy between the parties and the issues to be submitted to the referee for decision. Each party hereby agrees that service of process in such action will be deemed accomplished and completed when a copy of the documents is sent in accordance with the notice provisions in Paragraph 5.4 hereof.

                              (C)  The hearing before the referee shall
                    be held within 30 days after the parties reach agreement as to the identity of the referee (or within 30 days after the appointment of a referee by the court). Unless more extensive discovery is expressly permitted by the referee, each party shall have only the right to one document production request, shall serve but one set of interrogatories and shall only be entitled to depose those witnesses that the referee expressly permits, it being the parties' intention to minimize discovery procedures and to hold the hearing on an expedited basis. The referee shall establish the discovery schedule promptly following submission of the joint statement of contentions (or the filing of the answer to the petition), which schedule shall be strictly adhered to. To the extent the contentions of the parties relate to custom or practice in the film business, or the entertainment industry generally, or to accounting matters, the referee shall select an independent expert or accountant (as applicable) with substantial experience in the industry segment involved to provide recommendations to the referee. All decisions of the referee shall be in writing and shall not be subject to appeal. The referee shall make all rulings in accordance with California law and shall have authority equal to that of a Superior Court judge, to grant equitable relief in an action pending in Los Angeles Superior Court in which all parties have appeared.

                              (D)  Except as otherwise provided in this
                    Agreement, the fees and costs of the referee and of any experts retained shall be shared equally by the parties to such dispute. The referee shall award legal fees, disbursements and reimbursement of other expenses to the prevailing party for such amounts, if any as determined by the referee to be appropriate. Judgment upon the referee's award may be entered as if after trial in accordance with California law.

                    5.13. Contractual Nomenclature.  All references
               herein to "Dollars" or "$" shall mean Dollars of the United States of America, its legal tender for all debts public and private. Wherever used herein and to the extent appropriate, the masculine, feminine or neuter gender shall include the other two genders, the singular shall include the plural, and the plural shall include the singular.
                          IN WITNESS WHEREOF, the parties have executed
               the Agreement as of the date first above written.

                                   CAROLCO PICTURES INC.

                                   By:  /s/ Robert W. Goldsmith
                                        Name:  Robert W. Goldsmith
                                        Title: Senior Vice President,
                                               General Counsel and
                                               Secretary

                                        /s/ Mario F. Kassar
                                             Mario F. Kassar


          __________________________________________________________

                                                                Exhibit 6

                                  ASSUMPTION AGREEMENT

                          ASSUMPTION AGREEMENT, dated as of August 10,
               1994, among LIVE Entertainment Inc., a Delaware corporation ("LIVE"), Carolco Pictures Inc., a Delaware corporation ("Carolco"), and Mario F. Kassar ("Kassar").

                          WHEREAS, Kassar's services are being furnished
               to Carolco pursuant to an employment agreement entered into as of August 10, 1994 between Kassar and Carolco (the "Employment Agreement"); and

                          WHEREAS, pursuant to an Agreement and Plan of
               Merger, dated as of August 10, 1994 (the "Merger Agreement"), among LIVE, Carolco and Carolco Acquisition Corp., a Delaware corporation and wholly owned subsidiary of LIVE ("CAC"), at the Effective Date (as defined in the Merger Agreement), CAC will be merged with and into Carolco and Carolco will become a wholly owned subsidiary of LIVE; and

                          WHEREAS, pursuant to the Merger Agreement, as
               of the Effective Date, LIVE will assume each of the obligations of Carolco under the Employment Agreement (the "Obligations"); and

                          WHEREAS, the parties hereto desire to provide
               for the assumption of the Obligations as required by the Merger Agreement.

                          NOW, THEREFORE, in consideration of the
               foregoing, and the mutual covenants and agreements set forth herein and such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledge, the parties hereto, intending to be legally bound, agree as follows:

                          5.13.1. Assumption of Obligations. Effective as of the Effective Date, LIVE shall assume and will thereafter perform the Obligations. The assumption by LIVE of the Obligations will not be construed to defeat, impair or limit in any way rights or remedies of the Company or Kassar under the Merger Agreement.

                          5.13.2.  Consent to Assumption.  Each of
               Carolco and Kassar hereby consent to the assumption of the Obligations by LIVE as of the Effective Time.

                          5.13.3.  Successors and Assigns.  This
               Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective legal successors and assigns.

                          IN WITNESS WHEREOF, each of the parties hereto
               has executed this Agreement as of the date first written above.

                                           LIVE ENTERTAINMENT INC.
                                           By:  /s/ Roger A. Burlage
                                           Name:  Roger A. Burlage
                                           Title: President and Chief
                                                  Executive Officer

                                           CAROLCO PICTURES INC.

                                           By:  /s/ Robert W. Goldsmith
                                           Name:  Robert W. Goldsmith
                                           Title: Senior Vice President

                                              s/ Mario F. Kassar
                                           Mario F. Kassar


          __________________________________________________________


                                                          Exhibit 7

                                   FORM OF
                            STOCKHOLDERS AGREEMENT

                    This STOCHOLDERS AGREEMENT (this "Agreement") is made and entered into on this 10th day of August, 1994, by and among Pioneer LDCA, Inc., a Delaware corporation ("Pioneer"), Cinepole Productions B.V., a Netherlands company ("Cinepole"), RCS Video International Services B.V., a Netherlands company (acting for itself and on behalf of its Affiliates, hereinafter referred to as "RCS"), MGM Holdings Corporation, a Delaware corporation ("MGM H") and New Carolco Investments, B.V., a Netherlands company ("New CIBV").

                             W I T N E S S E T H:

                    WHEREAS, Pioneer, Cinepole, RCS, MGM H and New CIBV own certain of the capital stock (the "Existing
          Carolco Stock") of Carolco Pictures Inc., a Delaware corporation (the "Carolco");

                    WHEREAS, Pioneer, Cinepole and RCS own certain of the capital stock (the "Existing LIVE Stock") of LIVE Entertainment Inc., a Delaware corporation ("Company");

                    WHEREAS, Carolco, the Company and Carolco
          Acquisition Corp., a Delaware corporation ("Acquisition Corp.") and a wholly-owned subsidiary of the Company, have entered into an Agreement and Plan of Merger, dated as of August 10, 1994 (the "Merger Agreement");

                    WHEREAS, pursuant to the terms of the Merger
          Agreement, Acquisition Corp. will be merged into Carolco and, in connection therewith, the Existing Carolco Stock will be exchanged for certain capital stock of the Company (the "CEI Stock"); and

                    WHEREAS, the parties wish to enter into this Agreement to establish certain rights and obligations of the parties with respect to the voting of the Existing LIVE Stock and the CEI Stock, the management of the Company, the disposition of their respective interests in the Company and other matters;

                    NOW, THEREFORE, the parties hereby agree as follows:

               Section 1. Definitions. As used in this Agreement, the following terms have the meanings indicated:

                    "5% Notes" means the 5% Payment-in-Kind
               Convertible Subordinated Notes due 2002 of the
               Company and Carolco as co-obligors.

                    "7% Notes" means the 7% Convertible
               Subordinated Notes due 2006 of the Company and Carolco as co-obligors.

                    "Affiliate", as to any Person, means any other
               Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person and shall include, without limitation, any director or executive officer of such Person, provided, however, that for purposes of this Agreement the Company shall not be deemed an Affiliate of any of the Strategic Investors, MGM H, or any of their respective Affiliates. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise.

                    "Agreement" means this Agreement as the same
               may be amended or modified from time to time in accordance with the provisions hereof.

                    "Board" means the Board of Directors of the
               Company.

                    "Business Day" means any day other than a
               Saturday, Sunday or any other day on which commercial banks in Los Angeles, California are authorized by law to be closed for business.

                    "Bylaws" means the Amended and Restated Bylaws
               of the Company, the form of which is attached as
               Exhibit 3.2 to the Merger Agreement, together with all amendments thereto made pursuant to the terms hereof and applicable law.

                    "Common Stock" means the Company's common stock
               par value $0.01 per share.

                    "Common Stock Equivalent" means the number of
               shares of Common Stock into which any shares of Series C Preferred Stock, Series D Preferred Stock, 5% Notes or 7% Notes are convertible, taking into account at the time such Common Stock Equivalent is calculated, adjustments for distributions-in-kind and any other dilutive transactions.

                    "Common Stock Equivalent Price" means the
               highest aggregate number of shares of Common Stock into which Securities could have been converted during the course of the transactions triggering Tag-along Rights multiplied by the fair market value per share of Common Stock (or Common Stock Equivalent, in the event the Strategic Investors have sold shares of Series C Preferred Stock or Series D Preferred Stock) to be sold.

                    "Director Designee" means any director
               designated for election to the Board by each of the Stockholders other than New CIBV.

                    "Director Pool" shall mean a group of directors
               of the Company composed of the Director Designees, the Management Director Designees and the two Independent Directors listed on Schedule 1.1, whose designation as members of the Director Pool may be changed by New CIBV by letter delivered to the other Stockholders. Such directors designated by New CIBV as set forth in the preceding sentence shall remain members of the Director Pool until they cease to be members of the Board. When either of the directors designated by New CIBV ceases to be a member of the Board, the director's successor shall be deemed to be the designated member of the Director Pool unless New CIBV shall notify each of the other Stockholders by letter designating another director, not a Director Designee or Management Director Designee, as a member of the Director Pool.

                    "Distribution Agreement" means the Domestic
               Output Agreement, dated as of May 1, 1993, between Metro-Goldwyn-Mayer Inc. and Carolco and the Confidential Draft Term Sheet, dated as of April 23, 1993, between Metro-Goldwyn-Mayer Inc. and Carolco, setting forth, among other matters, the terms and conditions of MGM H's international distribution of certain Carolco motion pictures (the "International Output Agreement"), each as assumed by the Company by the Agreement substantially in the form of
               Exhibit 9.9(g) to the Merger Agreement, as the same may be further amended, modified or supplemented from time to time.

                    "Holder" means any holder of Securities with
               voting rights.

                    "Independent Directors" means directors elected
               to the Board by the shareholders at large in accordance with the Restated Certificate and Bylaws and who are not Director Designees or Management Director Designees and who would qualify as a member of the audit committee of the Board of the Company pursuant to the rules of the New York Stock Exchange, or in the case of any Independent Director vacancy, a director appointed in accordance with the Bylaws and this Agreement, provided that, no Independent Director shall be an officer, director, employee, agent or Affiliate (for purposes of this definition, as defined under Rule 12b-2 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) of the Company or any of the Stockholders or their Affiliates.

                    "Kassar" means Mario F. Kassar.

                    "Kassar Employment Agreement" means the
               employment agreement, dated as of August 10, 1994, between Carolco and Kassar which will be assumed by the Company on the Effective Date of the Merger (as defined in the Merger Agreement).

                    "Management Director Designee" means any
               director nominated by the Chairman of the Board of the Company.

                    "Permitted Indebtedness" means, without
               duplication, (i) film production financing incurred by the Company or by special purpose Subsidiaries engaged solely in motion picture production, (ii) "pay or play" obligations related directly to motion picture production and (iii) bank financing used for general corporate purposes of the Company and its Subsidiaries in an aggregate amount not exceeding the amount of bank financing available to be drawn pursuant to its terms at the closing of the Securities Purchase Agreement dated as of May 25, 1993 among the Company, Pioneer, Cinepole and MGM H, plus $10,000,000.

                    "Permitted Interested Transaction" means (i)
               existing contractual relationships with the
               Stockholders or their Affiliates, (ii) the MGM H Distribution Agreement (other than any material amendment, modification or supplement thereto, other than a long-form agreement in respect of the International Output Agreement), (iii) the Kassar Employment Agreement and (iv) transactions to be consummated in the Merger.

                    "Permitted Investments" means (i) marketable
               direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, (iii) commercial paper or other corporate obligations provided that, at the time of acquisition, if the security has less than an investment grade rating obtainable from either Standard & Poor's Corp. or Moody's Investors Services, Inc., then the Company shall not purchase the security if the result would be that the Company would (A) have invested more than 20% of its assets in the obligations of one issuer or (B) own more than 10% of a single issue of securities, (iv) demand deposits, certificates of deposit (including Eurodollar certificates of deposit) or bankers' acceptances issued by commercial banks, savings and loans or other financial institutions organized under the laws of the United States of America or any state thereof or the District of Columbia, each having capital and surplus of, in the case of any such institution organized under the laws of the United States or any political subdivision thereof, not less than $100,000,000 or, in the case of any such institution organized under the laws of any foreign jurisdiction, not less than $500,000,000 or whose commercial paper is rated "A-1" by Standard & Poor's Corp. or "P-1" by Moody's Investors Services, Inc. ("Qualifying Banks"), (v) repurchase agreements and reverse repurchase agreements with Qualifying Banks, (vi) money market funds organized under the laws of the United States of America or any state thereof and administered by securities dealers of recognized national standing, (vii) any investment in Persons that are Subsidiaries of the Company and at least 95% of the Capital Stock of which is owned by the Company, (viii) negotiable instruments endorsed for deposit or collection or similar instruments in the ordinary course of business, and
               (ix) any investment outstanding on the Effective Date of the Merger Agreement and any extension, renewal refinancing or deferral of such investment provided that such extension, renewal, refinancing or deferral does not increase the amount of such investment outstanding on the date of such extension, renewal, refinancing or deferral.

                    "Person" means any individual, corporation,
               partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

                    "Put and Call Agreement" means the Amended and
               Restated Put and Call Agreement, dated as of August 10, 1994, between MGM H and Cinepole.

                    "Restated Certificate" means the Amended and
               Restated Certificate of Incorporation of the Company, the form of which is attached as Exhibit
               3.1 to the Merger Agreement, together with all amendments thereto made pursuant to the terms hereof and applicable law.

                    "Restructuring" has the meaning specified in
               the Securities Purchase Agreement.

                    "Securities" means the 5% Notes, the 7% Notes,
               the Common Stock (including any Common Stock issued pursuant to a conversion of the Series C Preferred Stock, the Series D Preferred Stock, the 5% Notes or the 7% Notes), the Series C Preferred Stock and the Series D Preferred Stock.

                    "Series C Preferred Stock" means the Company's
               Series C Convertible Preferred Stock, par value
               $1.00 per share.

                    "Series D Preferred Stock" means the Company's
               Series D Convertible Preferred Stock, par value
               $1.00 per share.

                    "Stockholders" means Pioneer, Cinepole, RCS,
               MGM H and New CIBV.

                    "Strategic Investors" means Pioneer, Cinepole
               and RCS.

                    "Subsidiary" means, as to any Person, (i) any
               corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and
               (ii) any partnership, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person have more than a 50% equity interest at the time.

                    "Tag-along Rights" has the meaning specified in
               Section 6 hereof.

               Section 2.  Effectiveness.  This Agreement shall
          become effective on the Effective Date of the Merger (as defined in the Merger Agreement).

               Section 3.  Board of Directors.

               (a) Composition of the Board. As of the Effective Date of the Merger, the Board of the Company will consist of twenty-one (21) directors. For purposes of this Agreement, the parties hereby agree that until the stockholdings of any of the Stockholders in the Company change, in accordance with subsection (c) hereof, Pioneer shall be entitled to nominate five (5) Director Designees, Cinepole shall be entitled to nominate three
          (3) Director Designees, RCS shall be entitled to nominate one (1) Director Designee and MGM H shall be entitled to nominate three (3) Director Designees. Kassar shall be entitled to nominate two (2) Management Director Designees.

               (b) Election and Removal. (i) Subject to the provisions of the Restated Certificate and Bylaws, each Stockholder agrees to vote, or to cause its Director Designees to vote, consistent with their fiduciary duties, for the election of the Director Designees of each of the other Stockholders and for the election of the two (2) Management Director Designees and two (2) Independent Directors referred to in the definition of "Director Pool".
                    (ii) As soon as practicable after receipt of a written request from any Stockholder to remove a Director Designee designated by the Stockholder making such request, the other Stockholders agree to take, or cause to be taken, all appropriate action to effect the removal and replacement of such Management Director Designee or Director Designee, as the case may be.

               (c) Reduction in Number of Director Designees. The number of Director Designees allocated to each of the Strategic Investors and MGM H as provided in subsection
          (a) of this Section 3 shall be reduced as follows: (i) in the case of Pioneer, upon each incremental reduction of at least twenty percent (20%) of the Securities it holds upon the effectiveness of the Merger, the number of Pioneer Director Designees shall be reduced by one (1);
          (ii) in the case of Cinepole, upon each incremental reduction of at least thirty-three percent (33%) of the Securities it holds upon the effectiveness of the Merger, the number of Cinepole Director Designees shall be reduced by one (1); (iii) in the case of MGM H, upon each incremental reduction of at least thirty-three percent (33%) of the Securities it holds upon the effectiveness of the Merger, the number of MGM H Director Designees shall be reduced by one (1); and (iv) in the case of RCS, upon the reduction of at least fifty percent (50%) of the Securities it holds upon the effectiveness of the Merger, the RCS Director Designee position shall be eliminated.

               (d) Committees. Each of the Stockholders agrees to cause its Director Designees to vote, if consistent with such director's fiduciary duty, to take appropriate corporate action to establish a Supervisory Committee of the Board, and to cause the election of such Supervisory Committee composed of the Directors listed on Schedule
          3.1. All Director Designees appointed to the Supervisory Committee and Kassar shall constitute a quorum at meetings of the Supervisory Committee. No action shall be taken by the Supervisory Committee without the unanimous affirmative vote of each of the Director Designees on the Supervisory Committee or the unanimous written consent of the Supervisory Committee. Notwithstanding the foregoing, if any member of the Supervisory Committee is not present or represented at any meeting of the Supervisory Committee, the attendance of such member shall not be required for purposes of determining a quorum or unanimous voting on any action to be taken, provided any such absent member shall have been given five Business Days prior written notice of such meeting. Any such absent Supervisory Committee member may designate a representative to attend such meeting, provided that if the representative of such absent member objects to any action proposed to be taken by the Supervisory Committee, the meeting shall be adjourned for two Business Days to allow the absent member to attend, provided further, however, that the continued absence of such member shall not affect the validity of any actions taken at the adjourned meeting. In the event any Strategic Investor or MGM H sells or otherwise disposes of more than 50% of the Securities it holds upon the effectiveness of the Merger, such party shall no longer be entitled to a seat on the Supervisory Committee. All other committees of the Board shall be formed in accordance with the Restated Certificate and Bylaws, subject to Section 5(a)(i) hereof.

               Section 4. Undertakings; Condition Precedent. Each of the Stockholders undertakes and agrees as follows:

                    (a) Each Stockholder agrees to cause its Director Designee to vote, if consistent with such director's fiduciary duty, to adopt the Bylaws as amended in accordance with the Merger Agreement.

                    (b) Each Stockholder will vote against any proposal to amend the Restated Certificate or the Bylaws and any proposal to change the composition or character of the Board as set forth in Section 3 hereof, unless all of the Stockholders agree to vote in favor of such proposal.
                    (c) The Stockholders agree to execute and deliver all documents and instruments, to share all relevant information and to do all things necessary to give effect to the provisions of this Agreement.

                    (d) The obligations of the Stockholders under this Agreement and the effectiveness of this Agreement are subject to the satisfaction of the following conditions:
                    (i) the Restated Certificate and By-laws shall have been amended in accordance with the Merger Agreement and the By-laws shall include provisions implementing Section 5 hereof and establishing the Supervisory Committee, each in form and substance satisfactory to each of the Stockholders;

                    (ii) the Merger shall have become effective in accordance with the terms of the Merger Agreement;
               and

                    (iii)  the bylaws of Carolco and LIVE Home
               Video Inc. ("LHV") shall have been amended to provide that shareholder consent shall be required for Carolco or LHV to enter into, terminate, amend or modify any agreement or incur any liability or obligation, not made in the ordinary course of business, that is material to the business or operations of Carolco or LHV, as the case may be.

               Section 5.  Restrictions on Certain Actions.

               (a) Major Decisions. Each Stockholder agrees that the following actions, decisions, expenditures and obligations to be taken, made or incurred by the Company (each a "Major Decision") shall require the affirmative vote of (i) at least eighty-five percent (85%) of the Director Pool and (ii) Director Designees representing at least three of the Stockholders (other than New CIBV). Each Stockholder also agrees that it shall not exercise its voting rights as a Holder to take, make or incur any of the following actions, decisions, expenditures and obligations, and shall not call a special meeting of Holders to vote on any such matter, without the agreement of (A) Holders entitled to cast at least 80% of the votes entitled to be cast and (B) at least three Stockholders (other than New CIBV):

                    (i) any amendments to the Restated Certificate
               or the Bylaws which would alter (A) the voting rights of the Holders, (B) the number or classes of directors on the Board, (C) the notice and quorum requirements for meetings of the Board or shareholders of the Company, (D) the constitution, powers or proceedings of the Supervisory Committee or (E) the constitution of the Director Pool;

                    (ii) any merger, consolidation, liquidation,
               dissolution or winding up of the Company or any Subsidiary which is material to the business and operations of the Company and its Subsidiaries taken as a whole;

                    (iii) the disposition of any asset or assets,
               of the Company or any Subsidiary, other than in the ordinary course of business, with an aggregate fair market value in excess of $10,000,000;

                    (iv) any acquisition by the Company or any
               Subsidiary of any business of another person, or any property, securities, rights or other assets in one or a series of related transactions for a consideration in excess of $10,000,000; provided, that the Company may acquire rights to motion pictures or other related properties or assets in the ordinary course of business, or as permitted under the Kassar Employment Agreement or pursuant to a resolution of the Board existing on the date of the Restructuring;

                    (v) the creation, incurrence, assumption or
               guaranty by the Company or any Subsidiary of any indebtedness, obligation or liability, whether direct or contingent, in excess of $10,000,000, except for Permitted Indebtedness.

                    (vi) the creation, incurrence, or assumption of
               any lien, mortgage, pledge, security interest, charge or encumbrance by the Company or any Subsidiary with respect to any property, capital stock or asset of the Company or any Subsidiary, which secures payment of indebtedness of the Company in excess of $10,000,000, except for liens or pledges securing Permitted Indebtedness;

                    (vii) the declaration or payment by the Company
               or any Subsidiary (other than special purpose subsidiaries engaged solely in motion picture production) of any dividend on its Common Stock or any other capital stock junior to the Series C Preferred Stock and the Series D Preferred Stock (except that (A) any Subsidiary may declare and pay dividends to the Company and (B) the Company may declare and pay dividends on the Series C Preferred Stock or the Series D Preferred Stock in accordance with the terms of the Restated Certificate and applicable law);

                    (viii) the termination of, or material
               amendment, modification or supplement to, the Kassar Employment Agreement; the Co-Production Financing Commitment Agreement dated as of August 19, 1993 among Carolco, an affiliate of Cinepole and Tele-Communications, Inc. ("TCI") and the Standby Purchase and Investment Agreement dated as of July 29, 1993 among Carolco, Cinepole, an affiliate of Cinepole, Pioneer, RSC and TCI, as amended as of the Effective Date of the Merger Agreement;

                    (ix) any investments, or series of investments,
               by the Company or any Subsidiary in excess of $3,000,000, other than Permitted Investments; and

                    (x) any agreement, understanding or arrangement
               by the Company or any Subsidiary, or the amendment of any agreement, understanding or arrangement of the Company or any Subsidiary, with respect to any of the foregoing matters.

               (b) Interested Transactions. Subject to the provisions of Section 5(a) hereof, any transaction between the Company or any of its Subsidiaries and any Stockholder or any Affiliate of a Stockholder, other than Permitted Interested Transactions, shall be approved by a majority of the disinterested directors on the Board.

               Section 6. Tag-Along Rights. (a) At such time as any two or more of the Strategic Investors enter into a joint privately negotiated transaction or series of related transactions to sell or otherwise dispose for value to any person (other than the Company or its Subsidiaries, or any Strategic Investor, MGM H or their respective Affiliates), at least

                    (i) 50% of the aggregate amount of Securities
               beneficially owned by the Strategic Investors as of the date of the effectiveness of the Merger (which amount is subject to adjustment for, among other things, in-kind interest or dividends and/or any other anti-dilution adjustments) and

                    (ii) 10% of Securities beneficially owned by
               each of Pioneer and Cinepole, respectively, as of the date of such sale or disposal, such other purchasers shall afford MGM H Tag-along Rights (the "Tag-along Rights"). The Tag-along Rights shall entitle MGM H to participate proportionately in the above-referenced transaction or series of transactions by selling, at an equivalent price and on the same terms, up to the number of Securities beneficially owned by MGM H as of the date of the effectiveness of the Merger (which amount will be subject to adjustment for, among other things, in-kind interest or dividends and/or any other anti-dilution adjustments) multiplied by a fraction, the numerator of which is the number of Securities sold by the Strategic Investors in such transaction or series of transactions and the denominator of which is the aggregate number of Securities originally held by all Strategic Investors, as adjusted for, among other things, in-kind interest or dividends and/or any other anti-dilution adjustments.

                    (b) In the event that the Strategic Investors sell Securities which are of a different class, designation or type than those of which MGM H desires to exercise Tag-along Rights, (i) the number of Securities which may be sold by MGM H shall be equal to the Common Stock Equivalent of all Securities held by MGM H as of the date of the effectiveness of the Merger and (ii) all Securities shall be valued, for the purpose of determining the price at which MGM H is entitled to exercise its Tag-along Rights, at the "Common Stock Equivalent Price".

                    (c) The Strategic Investors shall be required to provide MGM H with 25 days' written notice of any proposed sale of Securities. MGM H shall have 20 days following such notification in which to notify the Strategic Investors of its exercise of Tag-along Rights.

                    (d) In the event that the Strategic Investors and MGM H enter into a joint privately negotiated transaction or series of related transactions to sell or dispose for value to any Person (other than the Company or its Subsidiaries, or any Strategic Investor or MGM H, or their respective Affiliates) at least (i) 50% of the aggregate amount of Securities beneficially owned by them as of the date of the effectiveness of the Merger (which amount will be subject to adjustment for, among other things, in-kind interest or dividends and/or any other anti-dilution adjustments), (ii) 10% of the Securities beneficially owned by each of Pioneer, Cinepole and MGM H, respectively, as of the date of such sale or disposal, then New CIBV shall be afforded Tag-along Rights in the same manner as the Tag-along Rights afforded to MGM H under this Section 6; provided, however, that if any reduction in the aggregate amount of Securities to be sold by the Strategic Investors and MGM H in such transaction becomes necessary as a result of the exercise by New CIBV of its Tag-along Rights, such reduction shall apply solely to the Securities to be sold by the Strategic Investors.

                    (e) In the event that MGM H and Cinepole enter into a joint privately negotiated transaction or series of related transactions to sell or dispose for value to any Person (other than the Company or its Subsidiaries, or any Strategic Investor or MGM H, or their respective Affiliates) at least (i) 50% of the aggregate amount of Securities beneficially owned by them as of the date of the effectiveness of the Merger (which amount will be subject to adjustment for, among other things, in-kind interest or dividends and/or any other anti-dilution adjustments), and (ii) 10% of the Securities beneficially owned by each of them, respectively, as of the date of such sale or disposal, then Pioneer, RCS and New CIBV shall be afforded Tag-along Rights in the same manner as the Tag-along Rights afforded to MGM H under this
          Section 6.

                    (f) In the event that MGM H and Pioneer enter into a joint privately negotiated transaction or series of related transactions to sell or dispose for value to any Person (other than the Company or its subsidiaries, or any Strategic Investor or MGM H, or their respective Affiliates) at least (i) 50% of the aggregate amount of Securities beneficially owned by them as of the date of the effectiveness of the Merger (which amount will be subject to adjustment for, among other things, in-kind interest or dividends and/or any other anti-dilution adjustments), and (ii) 10% of the Securities beneficially owned by each of them, respectively, as of the date of such sale or disposal, then Cinepole, RCS and New CIBV shall be afforded Tag-along Rights in the same manner as the Tag-along Rights afforded to MGM H under this Section 6; provided, however, that if any reduction in the aggregate amount of Securities to be sold by MGM H and Pioneer in such transaction becomes necessary as a result of the exercise by Cinepole, RCS or New CIBV of their respective Tag-along Rights, such reduction shall apply solely to the Securities to be sold by Pioneer.

               Section 7. Representations and Warranties. Each of the parties hereto represents and warrants to all the other parties that:

               (a) Such party has full power and authority to enter into this Agreement and all corporate or other action required to authorize the entering into of this Agreement and the performance by such party of all its obligations hereunder has been duly taken;

               (b) All acts, conditions and things required to be done, fulfilled and performed and (except as disclosed in writing by any of the parties to the others prior to the signing of this Agreement) all consents, permissions, authorizations or other approval of, notice to, or registration with, any regulatory authority or other person required to be obtained or made, in order (i) to enable such party lawfully to enter into, exercise its rights under, and perform the obligations expressed to be assumed by it in this Agreement, (ii) to ensure that the obligations expressed to be assumed by such party in this Agreement are legal, valid and enforceable;

               (c) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any provision of the charter instruments of such party; (ii) violate, conflict with or result in the breach of any of the terms of, result in a modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (with notice or otherwise) a default under, any contract by which each such party, its assets, properties or business, or the assets, properties or business of any of its subsidiaries, may be bound or subject; (iii) violate any order, judgment, injunction, award or decree of any regulatory authority against, or binding upon, such party or its assets, properties or business, or the assets, properties or business of any of its subsidiaries; or (iv) except as disclosed in writing by any of the parties to the others prior to the signing of this Agreement violate any applicable law or regulation or any permit, license, franchise, registration or similar authorization with respect to, or binding upon, its assets, properties or business or the assets, properties or business of any of its subsidiaries.

               Section 8. Confidentiality. Each Stockholder agrees, and will cause each of its respective Director Designees, officers, directors, subsidiaries, employees, agents and other affiliates, to keep confidential all material non-public information obtained by any of them, and refrain from causing material non-public information to become public information, provided that, such information may be disseminated by the Stockholders and the Director Designees to their respective officers, directors, subsidiaries, employees, agents and other affiliates and to other unaffiliated parties (if each such unaffiliated party enters into a confidentiality agreement with such Stockholder or with the Director Designee, as the case may be, with regard to such information) to the extent necessary for each Stockholder to evaluate the operations of the Company and for other corporate purposes.

               Section 9. Competition. None of the terms herein shall be construed to restrict the rights of the Stockholders (other than New CIBV as long as the Kassar Employment Agreement remains in effect) or Director Designees to form, invest in or otherwise participate in business activities or ventures which may at any time compete with the Company.

               Section 10.  Miscellaneous.

               (a) Legends on Certificates. Each certificate representing any of the Securities, and each share of Common Stock issued upon the conversion of either the Series C Preferred Stock, the Series D Preferred Stock, the 7% Notes or the 5% Notes, shall bear appropriate legends alerting the holder thereof of the existence of this Agreement.

               (b) Superseding Agreement. This Agreement replaces and supersedes any and all agreements, arrangements or understandings among any of the parties hereto concerning the subject matter hereof, including (i) the Stockholders Agreement dated March 23, 1992 among Pioneer, Le Studio Canal+ S.A., RCS and New CIBV and (ii) the Stockholders Agreement dated October 20, 1993 among Pioneer, Cinepole, RCS, MGM H and New CIBV, except for other agreements entered into in connection with the Restructuring or the Merger.

               (c) Amendments and Waivers. No amendment to this Agreement shall be valid or binding unless set forth in writing, specifically referring to the provision to be amended, and duly executed by all of the parties hereto. No waiver of any provision of this Agreement, or of any breach thereof, shall be effective or binding unless made in writing and signed by the party purporting to grant such waiver and, unless provided otherwise, shall be limited to the specific matter waived.

               (d) Assignment; Termination. Except as expressly provided herein, none of the parties may assign its rights or obligations hereunder without prior written consent of all the other parties hereto. This Agreement shall terminate, with respect to any Stockholder, at such time as any Stockholder (or its Affiliates) no longer beneficially owns an amount of Securities which would entitle such Stockholder to appoint a Director Designee in accordance with Section 2(c) hereof, provided, that with respect to New CIBV, this Agreement shall terminate upon termination of the Kassar Employment Agreement.

               (e)  Notices.  Any demand, notice or other
          communication given in connection with this Agreement shall be in writing and shall be delivered personally or sent by facsimile to the parties at the following addresses (or at such other address, facsimile number or individual for a party as may be designated by notice by such party to the others):

                    Pioneer:       Pioneer LDCA, Inc.
                                   2265 East 220th Street
                                   Long Beach, California  90810

                                   Attention:  Mr. Tetsuro Kudo

                    With a copy to:
                                   Pioneer LDC, Inc.
                                   Arco Tower, 8-1
                                   Shimomeguro 1-chome
                                   Meguro-ku
                                   Tokyo 153, Japan

                                   Attention:  Mr. Ryuichi Noda

                         and
                                   Pryor, Cashman, Sherman & Flynn
                                   410 Park Avenue
                                   New York, New York  10022

                                   Attention:  Blake Hornick, Esq.

                    Cinepole:      Cinepole Productions B.V.
                                   P.O. Box 990
                                   1000 AZ Amsterdam
                                   The Netherlands

                    With a copy to:
                                   Coudert Freres
                                   52, Avenue des Champs-Elysees
                                   75008 Paris
                                   France

                                   Atten:  Jonathan M. Wohl, Esq.
                         and
                                   Le Studio Canal+ (U.S.)
                                   301 North Canon Drive, Suite 228
                                   Beverly Hills, California  90210

                                   Attention:  Richard J. Garzilli,
                                   Esq.
                         and
                                   Coudert Brothers
                                   1055 West Seventh Street, 20th Fl.
                                   Los Angeles, California  90017

                                   Attention:  John St. Clair, Esq.

                    MGM H:         c/o Metro-Goldwyn-Mayer
                                   2500 Broadway
                                   Santa Monica, California  90404

                                   Attention:  Mr. Michael S. Hope
                    and
                                   c/o Credit Lyonnais
                                   19 boulevard des Italiens
                                   75002 Paris, France

                                   Atten:  Mr. Rene-Claude Jouannet

                    With a copy to:
                                   White & Case
                                   633 West Fifth Street
                                   Los Angeles, California  90071

                                   Atten:  David G. Johnson, Esq.

                    RCS:           Museumplein 11
                                   1071 DJ Amsterdam
                                   Netherlands

                                   Attention:  Mr. Koopsman or
                                              Mr. Peters
                    With a copy to:
                                   Avv. Enzo Pulitano
                                   Affari Legali e Societari
                                   RCS Editori SpA


                                   Corso Garibaldi 86
                                   20121 Milan
                                   Italy
                         and
                                   Werbel, McMillin & Carnelutti
                                   711 Fifth Avenue
                                   New York, New York  10022

                                   Attention:  Paul D. Downs, Esq.

                    New CIBV:      Parklaan 46
                                   3016 BC Rotterdam
                                   The Netherlands

                                   Attention:  Mr. Hans Schutte

                    With a copy to:
                                   Skadden, Arps, Slate,
                                   Meagher & Flom
                                   300 S. Grand Avenue
                                   Suite 3400
                                   Los Angeles, CA  90071-3144

                                   Atten:  Brian J. McCarthy, Esq.

               (f) Governing Law; Jurisdiction. THE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THOSE LAWS RELATING TO CONFLICTS OF LAWS. Each party irrevocably agrees that any suit, action, or other legal proceeding arising from or relating to this Agreement shall be brought in the courts of the State of New York or the United States of America located in New York County, or the courts of the State of California or the United States of America located in Los Angeles County.

               (g) Counterparts. This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.

               (h) Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, it being intended that all of the rights of the parties hereto shall be enforceable to the fullest extent permitted by law.


                    IN WITNESS WHEREOF, the parties have executed this Agreement this ____ day of August, 1994.

                                    PIONEER LDCA, INC.

                                    By:
                                         Title:

                                    CINEPOLE PRODUCTIONS B.V.

                                    By:
                                         Title:

                                    RCS VIDEO INTERNATIONAL
                                      SERVICES B.V.

                                    By:
                                         Title:

                                    MGM HOLDINGS CORPORATION

                                    By:
                                         Title:

                                    NEW CAROLCO INVESTMENTS, B.V.

                                    By:
                                         Title:


          __________________________________________________________

                                                          Exhibit 8

                            Carolco Pictures Inc.
                            8800 Sunset Boulevard
                            Los Angeles, CA 90069

                                        as of August 10, 1994

          Mr. Mario F. Kassar
          10281 Charing Cross Road
          Los Angeles, CA 90024

                         Re:  Stock Option Agreement

          Dear Mario:

                    Please make reference to the 1989 Stock Option and Stock Appreciation Rights Plan (the "Plan") of Carolco Pictures Inc. (the "Corporation") adopted by the Board of Directors (the "Board") of the Corporation on March 29, 1989 and approved by the Corporation's stockholders at the Special Meeting of Stockholders held on September 30, 1993. Pursuant to the Plan, a committee of the Board, all of whose members are "disinterested persons" as that term is used in Rule 16b-3(c)(2)(i) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Committee"), acting as the Stock Option Committee, is authorized to grant options to purchase authorized but unissued shares of the Corporation's Common Stock ("Common Stock") on the terms and conditions set forth by the Committee. The Committee has resolved to grant to you ("Optionee") options to purchase Common Stock as more fully set forth in this letter agreement (the "Agreement") herein below.

                    (i) Grant of Option. The Corporation hereby grants to Optionee the option (the "Option") to purchase, upon and subject to the full terms and conditions of the Plan, which is incorporated in full herein by this reference, all or any part of Fifteen Million (15,000,000) shares of the Common Stock (the "Shares") at an exercise price of $0.40625 per share. The Option shall expire on October 20, 2003. The Option granted hereunder is not intended to qualify as an "Incentive Stock Option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

                    (ii) Exercisability. The Option shall be immediately exercisable as to 2,941,170 Shares and shall become exercisable on a monthly basis as to 294,117 Shares on the last day of each month of the Term (as defined in the Employment Agreement, dated as of August 10, 1994, between Optionee and the Corporation (the "Employment Agreement")) and as to 294,150 Shares on December 31, 1997; provided, however, that upon Optionee's Death or Disability or in the event that Optionee's employment is terminated (i) by the Corporation other than for Cause, Retirement, Death or Disability or (ii) by Optionee for Good Reason (as such terms are defined in the Employment Agreement) the Option shall become immediately exercisable as to all the Shares subject to the Option. Any portion of the Option that becomes so exercisable shall remain exercisable until the expiration of the Option.

                    (iii) Exercise of Option. The Option shall be exercised by written notice delivered to the Corporation stating the number of shares of Common Stock with respect to which the Option is being exercised, together with cash or a certified or cashier's check in the amount of, or shares of the Corporation (of the same class as the shares covered by the Option) with a fair market value equivalent to, the purchase price of the applicable shares. If the Option is being exercised by any person(s) other than Optionee, notice shall be accompanied by proof, satisfactory to counsel for the Corporation, of the right of the applicable person(s) to exercise the Option. Not less than ten (10) shares of Common Stock may be purchased at any one time unless the number purchased is the total number which may be purchased under the Option and in no event may the Option be exercised with respect to fractional shares. Upon exercise, Optionee shall be responsible for any federal and state taxes when due and the Corporation shall make appropriate arrangements for the withholding of such taxes. The Corporation may require that all necessary withholding taxes be paid prior to the delivery of the shares covered by the exercised Option.

                    (iv) Nontransferability: Disability or Death of Optionee. The Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable only by Optionee during his lifetime. After death, the persons to whom Optionee's rights under the Option shall have passed by order of a court of competent jurisdiction, by will or by the applicable laws of descent and distribution or the executor or administrator of Optionee's estate, shall have the right to exercise the Option.

                    (v) Privileges of Stock Ownership. Optionee shall have no rights as a stockholder with respect to the Common Stock until the date of issuance of stock certificates to Optionee. No adjustment will be made for dividends or other rights for which the record date is prior to the date the stock certificates are issued.

                    (vi) Notification of Sale. Optionee agrees that Optionee, or any person acquiring Common Stock upon exercise of the Option, will notify the Corporation not more than five (5) days after any sale or other disposition of the applicable Common Stock.

                    (vii)     Representations of Optionee.  No
          Common Stock issuable upon the exercise of the Option shall be issued and delivered unless and until all applicable requirements of state and federal law and of the Securities and Exchange Commission and the state securities laws pertaining to the issuance and sale of shares, and all applicable listing requirements of any national securities exchange on which shares of the Corporation of the same class are then listed, if any, shall have been compiled with.

                    (viii)    Notices.  Any notice to the
          Corporation provided for in this Agreement shall be addressed to it in care of its Corporate Secretary at its main office, and any notice to Optionee shall be addressed to Optionee's address on file with the Corporation or a subsidiary corporation with a copy to Brian J. McCarthy, Esq., Skadden, Arps, Slate, Meagher & Flom, 300 South Grand Avenue, Los Angeles, California 90071, or to such other address as either party hereto may designate to the other in writing. Any notice shall be deemed to be duly given if and when enclosed in a properly sealed envelope and addressed as stated above, and deposited, postage prepaid, in a post office or branch post office regularly maintained by the United States government. In lieu of giving notice by mail as aforesaid, any written notice under this Agreement may be give to Optionee in person, and to the Corporation by personal delivery to its Corporate Secretary or if Optionee is the Corporate Secretary, to the President.

                    This Agreement is not a full description of the terms of the Plan. Optionee is urged to review the Plan for a complete description of the terms covering the grant of the Option.


                    Please confirm your agreement to the foregoing by signing below where indicated.

                                   Sincerely,

                                   /s/ Robert W. Goldsmith
                                   Robert W. Goldsmith
                                   Senior Vice President
                                   and General Counsel

          AGREED AND ACCEPTED:

          /s/ Mario F. Kassar
          Mario F. Kassar


          __________________________________________________________

                                                          Exhibit 9

                                   FORM OF
                   SECOND AMENDMENT TO INDUCEMENT AGREEMENT

                    This Second Amendment to Inducement Agreement (the "Second Amendment") dated as of August 10, 1994 is entered into by and among New Carolco Investments B.V., a corporation organized under the laws of The Netherlands ("New CIBV"), Clorenda Corporation A.V.V., a corporation organized under the laws of Aruba ("Clorenda"), Mario F. Kassar ("Kassar"), Pioneer LDCA, Inc., a Delaware corporation ("Pioneer"), Le Studio Canal+, a societe anonyme ("Canal"), and RCS Video Services International B.V., a corporation organized under the laws of The Netherlands ("RCS") (Pioneer, Canal and RCS are collectively referred to herein as the "Foreign Investors"). All capitalized terms used but not defined herein shall have the meaning set forth in the Inducement Agreement (as defined below).

                    WHEREAS, the parties to this Second Amendment have entered into the Inducement Agreement (the "Inducement Agreement"), dated as of March 23, 1992, as amended by the First Amendment to Inducement Agreement, dated as of April 30, 1993 (the "First Amendment"); and

                    WHEREAS, as contemplated by the Inducement
          Agreement, on March 23, 1992, New CIBV executed a promissory note in the principal amount of $2,500,000 in favor of each of the Foreign Investors (as to each Foreign Investor, an "Original Note"), and as contemplated by the First Amendment, on April 30, 1993, New CIBV executed an amended and restated Original Note in the principal amount of $3,438,232 in favor of each of the Foreign Investors (as to each Foreign Investor, an "Amended Note"); and

                    WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of August 10, 1994 (the "Merger Agreement"), among Carolco Pictures Inc., a Delaware corporation ("Carolco"), LIVE Entertainment Inc., a Delaware corporation ("LIVE"), and Carolco Acquisition Corp., a Delaware corporation and wholly owned subsidiary of LIVE ("CAC"), CAC will be merged with and into Carolco and Carolco will become a wholly owned subsidiary of LIVE; and

                    WHEREAS, as an inducement to Kassar to enter into a new employment agreement, which will permit Carolco to proceed with certainty with the transactions contemplated by the Merger Agreement, the parties hereto have agreed to amend the Inducement Agreement and to undertake certain obligations, all as set forth herein.

                    NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties to this Second
          Amendment agree as follows:

                    (ix) New CIBV shall execute and deliver a second amended and restated Original Note (the "Second
          Amended Note") to each Foreign Investor, which shall contain the following modifications:

                    (a)  The principal amount of each Second
          Amended Noted shall be the outstanding principal amount of the Amended Note together with all accrued and unpaid interest through July 31, 1994 on the Amended Note.

                    (b)  Interest will be fixed at 6.25% per annum.

                    (c) Interest on the Second Amended Notes shall be cumulative and accrue quarterly and shall be due and payable in one installment at the earlier of the end of the term of the Second Amended Note or the occurrence of certain events set forth in Sections 2(b) and 2(c) of the Amended Note.

                    (d)  The maturity date of the Second Amended
          Note shall be December 31, 1997.

                    (x)  New CIBV hereby affirms that the Amended
          Pledge Agreement secures New CIBV's obligations under the Second Amended Note.

                    (xi) With the exception of Sections 5, 6 and 7 of the First Amendment, which shall remain in effect and are hereby reaffirmed, none of the agreements in the First Amendment shall survive the execution of this Second Amendment.


                    IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed as of the date first written above.

                                   PIONEER LDCA, INC.

                                   _______________________________
                                   Title:

                                   RCS VIDEO SERVICES INTERNATIONAL B.V.

                                   _______________________________
                                   Title:

                                   LE STUDIO CANAL+ S.A.

                                   _______________________________
                                   Title:

                                   NEW CAROLCO INVESTMENTS B.V.

                                   _______________________________
                                   Title:

                                   CLORENDA CORPORATION A.V.V.

                                   _______________________________
                                   Title:

                                   _______________________________
                                   MARIO F. KASSAR

          __________________________________________________________


                                                         EXHIBIT 10

          Made at Rotterdam, The Netherlands

                                    SECOND
                             AMENDED AND RESTATED
                                 NON-RECOURSE
                           SECURED PROMISSORY NOTE

          U.S.$3,655,406                              July 31, 1994

                    FOR VALUE RECEIVED, New Carolco Investments
          B.V., an entity organized under the laws of The Netherlands ("Borrower"), hereby promises to pay to Le Studio Canal+ ("Lender"), or order, at such place as the holder hereof may from time to time direct, the principal sum of THREE MILLION SIX HUNDRED FIFTY-FIVE THOUSAND FOUR HUNDRED AND SIX and 00/100 U.S. DOLLARS (U.S.$3,655,406), together with interest from the date hereof, on the outstanding principal amount at the rate set forth below.

                    1. The outstanding principal amount of this Note, together with all accrued and unpaid interest thereon, shall bear interest at a rate of 6.25% per annum.

                    2. Such interest shall be cumulative (i.e., compound quarterly) and accrue quarterly and, together with the unpaid principal sum of this Note, shall be due and payable in one installment at the earlier to occur of
          (a) December 31, 1997, (b) such time as Lender declares the entire amount of this Note due and payable in accordance with the provisions of Section 4 hereof, or
          (c) the date 30 days after the date (i) the employment of Mario F. Kassar ("Kassar") is terminated by Carolco Pictures Inc. (the "Company," which for purposes of this Note shall mean the Company and its Affiliates (as defined in the Employment Agreement between Kassar and the Company, dated as of August 10, 1994 (the "Employment Agreement") including, as of the Effective Date (as defined in the Employment Agreement), Carolco Entertainment Inc.) for Cause (as defined in the Employment Agreement), or (ii) Kassar terminates his employment with the Company other than for Good Reason, Death, Retirement or Disability (each as defined in the Employment Agreement).

                    3. Principal and interest shall be payable in lawful money of the United States of America. Payments shall be applied first to interest on past due interest, then to past due interest, then to accrued interest and then to principal. All principal and interest not paid when due shall bear interest from such date until paid in full at the stated interest rate. Borrower may prepay all or part of this Note at any time and from time to time without penalty, provided, that Borrower shall prepay this Note pro rata with those certain promissory notes (the "Other Notes"), of even date herewith, made by it on behalf of each of Pioneer LDCA, Inc. and RCS Video International Services B.V.

                    4. An event of default hereunder shall occur if (a) any principal payment due hereunder is not paid as and when due, (b) any interest payment is not paid within 20 calendar days of its due date, (c) Borrower fails to timely comply in any material respect with any non-monetary obligation hereunder within 20 calendar days after receiving notice of such failure, (d) Borrower becomes insolvent (meaning the inability to meet its obligations as and when due), (e) Borrower makes an assignment for the benefit of its creditors or files a petition in bankruptcy, (f) Borrower is adjudged insolvent, (g) an involuntary petition in bankruptcy (or other similar statute) is filed against the Borrower and is not dismissed within 15 days after the filing thereof,
          (h) an event of default (as defined in the Other Notes) under one or both of the Other Notes shall have occurred and is continuing and such event has not been waived or tolled, or (i) Borrower fails to comply in any material respect with any covenant contained in the Security Agreement and all applicable cure periods have expired. If any such event of default occurs, the holder hereof, at its option, may declare all sums due hereunder immediately due and payable without notice or demand and, thereafter, any amounts due hereunder shall bear interest at the lower of (y) the maximum rate permitted by law or
          (z) 7.25% per annum.

                    5. No delay on the part of the holder of this Note nor the exercise of any power or right under this Note shall operate as a waiver of such power or right or preclude other or further exercise thereof or the exercise of any other power or right. The undersigned hereby waives presentment, demand for payment, notice of dishonor or acceleration, protest and notice of protest, and any and all other notices or demands in connection with delivery, acceptance, performance, default or enforcement of this Note.

                    6.   If this Note is not paid when due or if
          any event of default occurs hereunder, Borrower promises to pay all costs of enforcement and collection, including, but not limited to, reasonable attorneys' fees, whether or not such enforcement and collection includes the filing of a lawsuit.

                    7.   This Note shall inure to the benefit of
          Lender's successors and assigns and shall bind the successors and assigns of the Borrower.

                    8.   This Note is secured by the Amended and
          Restated Security and Pledge Agreement, dated as of April 30, 1993, by and between Borrower and Lender (the
          "Security Agreement").

                    9.   This Note is not transferable, provided
          that this Note may be sold, transferred or assigned by Lender to its affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended).

                   10. Any and all notices required or permitted under this Note to be delivered to any party hereto by any other party shall be deemed duly delivered when personally delivered to the party (including by express courier service) at the address set forth below, or any such other address as shall be given in writing by the respective party to all other parties:

          Borrower:           New Carolco Investments B.V.
                              Parklaan 46
                              3016 BC Rotterdam
                              The Netherlands
                              Attention:  Hans Schutte, Esq.

          with a copy to:     Skadden, Arps, Slate,
                                Meagher & Flom
                              300 South Grand Avenue
                              Los Angeles, California 90071
                              Attention: Brian J. McCarthy, Esq.

          Lender:             Le Studio Canal+
                              17, rue Dumont D'Arville
                              75116 Paris, France
                              Attention:  Mr. Olivier Granier

          with a copy to:     Coudert Brothers
                              1055 West Seventh Street
                              20th Floor
                              Los Angeles, California  90071
                              Attention:  John St. Clair, Esq.

                    11.  This Note is subject to all applicable
          laws and treaties. This Note, its validity, construction and effect shall be governed by and construed under the laws of The Netherlands applicable to contracts executed therein and wholly to be performed therein. Words used in the singular shall include the plural and vice versa. If any part of this Note is declared invalid or unenforceable by any governmental authority or court of competent jurisdiction, the validity of the balance of this Note shall not be affected.

                    12.  Borrower and Lender, each as to and for
          the benefit of the other: (a) hereby irrevocably submit to the exclusive jurisdiction of the courts of The Netherlands (the "Applicable Court") for the purpose of any action, suit or proceeding arising out of or based upon the subject matter of, or transactions contemplated by, this Note (each, an "Applicable Action"); (b) hereby irrevocably waive and agree not to assert (by way of motion, as a defense or otherwise) in any Applicable Action brought in the Applicable Court any claim (i) that it is not subject personally to the jurisdiction of the Applicable Court, (ii) that the Applicable Action is brought in an inconvenient forum, (iii) that the venue of the Applicable Action is improper, or (iv) that this Note or its subject matter may not for any other reason be enforced in the Applicable Court; (c) hereby irrevocably consent to service of process of the Applicable Court in the same manner as any other notice is served on Borrower or Lender (as the case may be) pursuant to Paragraph 8 above; and (d) irrevocably agree that final judgment (including exhaustion of all rights to appellate review) in any Applicable Action ("Judgment") shall be conclusive and may be enforced in any other jurisdiction (i) by action, suit or proceeding on the Judgment, a certified and true copy of which shall be absolutely conclusive evidence of the fact and of the amount of any liability under or pursuant to the Judgment, or (ii) in any other manner not prevented by any applicable law.

                    13. Notwithstanding anything herein or in the Security Agreement to the contrary, it is understood and agreed that this Note is intended to evidence a non-recourse obligation of Borrower, and Lender's sole recourse in the event of a default hereunder or thereunder is against the Collateral.
                    IN WITNESS WHEREOF, the undersigned has
          executed this Note on the day and year first above written.

                              NEW CAROLCO INVESTMENTS B.V.,
                              an entity organized under the laws
                              of The Netherlands

                              By:  /s/ Roberto C. Brazao Gomes
                                      Roberto C. Brazao Gomes
                                         Managing Director


          __________________________________________________________

                                                         EXHIBIT 11

          Made at Rotterdam, The Netherlands

                                    SECOND
                             AMENDED AND RESTATED
                                 NON-RECOURSE
                           SECURED PROMISSORY NOTE

          U.S.$3,655,406                              July 31, 1994

                    FOR VALUE RECEIVED, New Carolco Investments
          B.V., an entity organized under the laws of The Netherlands ("Borrower"), hereby promises to pay to Pioneer LDCA, Inc. ("Lender"), or order, at such place as the holder hereof may from time to time direct, the principal sum of THREE MILLION SIX HUNDRED FIFTY-FIVE THOUSAND FOUR HUNDRED AND SIX and 00/100 U.S. DOLLARS (U.S.$3,655,406), together with interest from the date hereof, on the outstanding principal amount at the rate set forth below.

                    14. The outstanding principal amount of this Note, together with all accrued and unpaid interest thereon, shall bear interest at a rate of 6.25% per annum.

                    15. Such interest shall be cumulative (i.e., compound quarterly) and accrue quarterly and, together with the unpaid principal sum of this Note, shall be due and payable in one installment at the earlier to occur of
          (a) December 31, 1997, (b) such time as Lender declares the entire amount of this Note due and payable in accordance with the provisions of Section 4 hereof, or
          (c) the date 30 days after the date (i) the employment of Mario F. Kassar ("Kassar") is terminated by Carolco Pictures Inc. (the "Company," which for purposes of this Note shall mean the Company and its Affiliates (as defined in the Employment Agreement between Kassar and the Company, dated as of August 10, 1994 (the "Employment Agreement") including, as of the Effective Date (as defined in the Employment Agreement), Carolco Entertainment Inc.) for Cause (as defined in the Employment Agreement), or (ii) Kassar terminates his employment with the Company other than for Good Reason, Death, Retirement or Disability (each as defined in the Employment Agreement).

                    16. Principal and interest shall be payable in lawful money of the United States of America. Payments shall be applied first to interest on past due interest, then to past due interest, then to accrued interest and then to principal. All principal and interest not paid when due shall bear interest from such date until paid in full at the stated interest rate. Borrower may prepay all or part of this Note at any time and from time to time without penalty, provided, that Borrower shall prepay this Note pro rata with those certain promissory notes (the "Other Notes"), of even date herewith, made by it on behalf of each of Le Studio Canal+ and RCS Video International Services B.V.

                    17. An event of default hereunder shall occur if (a) any principal payment due hereunder is not paid as and when due, (b) any interest payment is not paid within 20 calendar days of its due date, (c) Borrower fails to timely comply in any material respect with any non-monetary obligation hereunder within 20 calendar days after receiving notice of such failure, (d) Borrower becomes insolvent (meaning the inability to meet its obligations as and when due), (e) Borrower makes an assignment for the benefit of its creditors or files a petition in bankruptcy, (f) Borrower is adjudged insolvent, (g) an involuntary petition in bankruptcy (or other similar statute) is filed against the Borrower and is not dismissed within 15 days after the filing thereof,
          (h) an event of default (as defined in the Other Notes) under one or both of the Other Notes shall have occurred and is continuing and such event has not been waived or tolled, or (i) Borrower fails to comply in any material respect with any covenant contained in the Security Agreement and all applicable cure periods have expired. If any such event of default occurs, the holder hereof, at its option, may declare all sums due hereunder immediately due and payable without notice or demand and, thereafter, any amounts due hereunder shall bear interest at the lower of (y) the maximum rate permitted by law or
          (z) 7.25% per annum.

                    18. No delay on the part of the holder of this Note nor the exercise of any power or right under this Note shall operate as a waiver of such power or right or preclude other or further exercise thereof or the exercise of any other power or right. The undersigned hereby waives presentment, demand for payment, notice of dishonor or acceleration, protest and notice of protest, and any and all other notices or demands in connection with delivery, acceptance, performance, default or enforcement of this Note.

                    19.  If this Note is not paid when due or if
          any event of default occurs hereunder, Borrower promises to pay all costs of enforcement and collection, including, but not limited to, reasonable attorneys' fees, whether or not such enforcement and collection includes the filing of a lawsuit.

                    20.  This Note shall inure to the benefit of
          Lender's successors and assigns and shall bind the successors and assigns of the Borrower.

                    21.  This Note is secured by the Amended and
          Restated Security and Pledge Agreement, dated as of April 30, 1993, by and between Borrower and Lender (the
          "Security Agreement").

                    22.  This Note is not transferable, provided
          that this Note may be sold, transferred or assigned by Lender to its affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended).

                    23. Any and all notices required or permitted under this Note to be delivered to any party hereto by any other party shall be deemed duly delivered when personally delivered to the party (including by express courier service) at the address set forth below, or any such other address as shall be given in writing by the respective party to all other parties:

          Borrower:           New Carolco Investments B.V.
                              Parklaan 46
                              3016 BC Rotterdam
                              The Netherlands
                              Attention:  Hans Schutte, Esq.

          with a copy to:     Skadden, Arps, Slate,
                                Meagher & Flom
                              300 South Grand Avenue
                              Los Angeles, California 90071
                              Attention: Brian J. McCarthy, Esq.

          Lender:             Pioneer LDCA, Inc.
                              2265 East 220th Street
                              Long Beach, California  90801
                              Attention:  Tetsuro Kudo

          with a copy to:     Pioneer LDC, Inc.
                              Arco Tower, 8-1
                              Shimomeghio 1-Chrome
                              Meguro-ku
                              Tokyo 153, Japan
                              Attention:  Ryuichi Noda

          and:                Pryor, Cashman, Sherman & Flynn
                              410 Park Avenue
                              New York, New York  10022
                              Attention:  Blake Hornick, Esq.

                    24.  This Note is subject to all applicable
          laws and treaties. This Note, its validity, construction and effect shall be governed by and construed under the laws of The Netherlands applicable to contracts executed therein and wholly to be performed therein. Words used in the singular shall include the plural and vice versa. If any part of this Note is declared invalid or unenforceable by any governmental authority or court of competent jurisdiction, the validity of the balance of this Note shall not be affected.

                    25.  Borrower and Lender, each as to and for
          the benefit of the other: (a) hereby irrevocably submit to the exclusive jurisdiction of the courts of The Netherlands (the "Applicable Court") for the purpose of any action, suit or proceeding arising out of or based upon the subject matter of, or transactions contemplated by, this Note (each, an "Applicable Action"); (b) hereby irrevocably waive and agree not to assert (by way of motion, as a defense or otherwise) in any Applicable Action brought in the Applicable Court any claim (i) that it is not subject personally to the jurisdiction of the Applicable Court, (ii) that the Applicable Action is brought in an inconvenient forum, (iii) that the venue of the Applicable Action is improper, or (iv) that this Note or its subject matter may not for any other reason be enforced in the Applicable Court; (c) hereby irrevocably consent to service of process of the Applicable Court in the same manner as any other notice is served on Borrower or Lender (as the case may be) pursuant to Paragraph 8 above; and (d) irrevocably agree that final judgment (including exhaustion of all rights to appellate review) in any Applicable Action ("Judgment") shall be conclusive and may be enforced in any other jurisdiction (i) by action, suit or proceeding on the Judgment, a certified and true copy of which shall be absolutely conclusive evidence of the fact and of the amount of any liability under or pursuant to the Judgment, or (ii) in any other manner not prevented by any applicable law.

                    26. Notwithstanding anything herein or in the Security Agreement to the contrary, it is understood and agreed that this Note is intended to evidence a non-recourse obligation of Borrower, and Lender's sole recourse in the event of a default hereunder or thereunder is against the Collateral.
                    IN WITNESS WHEREOF, the undersigned has
          executed this Note on the day and year first above written.

                              NEW CAROLCO INVESTMENTS B.V.,
                              an entity organized under the laws
                              of The Netherlands

                              By:  /s/ Roberto C. Brazao Gomes
                                      Roberto C. Brazao Gomes
                                         Managing Director


          __________________________________________________________

                                                         EXHIBIT 12

          Made at Rotterdam, The Netherlands

                                    SECOND
                             AMENDED AND RESTATED
                                 NON-RECOURSE
                           SECURED PROMISSORY NOTE

          U.S.$3,655,406                              July 31, 1994

                    FOR VALUE RECEIVED, New Carolco Investments
          B.V., an entity organized under the laws of The Netherlands ("Borrower"), hereby promises to pay to RCS Video International Services B.V. ("Lender"), or order, at such place as the holder hereof may from time to time direct, the principal sum of THREE MILLION SIX HUNDRED FIFTY-FIVE THOUSAND FOUR HUNDRED AND SIX and 00/100 U.S. DOLLARS (U.S.$3,655,406), together with interest from the date hereof, on the outstanding principal amount at the rate set forth below.

                    27. The outstanding principal amount of this Note, together with all accrued and unpaid interest thereon, shall bear interest at a rate of 6.25% per annum.

                    28. Such interest shall be cumulative (i.e., compound quarterly) and accrue quarterly and, together with the unpaid principal sum of this Note, shall be due and payable in one installment at the earlier to occur of
          (a) December 31, 1997, (b) such time as Lender declares the entire amount of this Note due and payable in accordance with the provisions of Section 4 hereof, or
          (c) the date 30 days after the date (i) the employment of Mario F. Kassar ("Kassar") is terminated by Carolco Pictures Inc. (the "Company," which for purposes of this Note shall mean the Company and its Affiliates (as defined in the Employment Agreement between Kassar and the Company, dated as of August 10, 1994 (the "Employment Agreement") including, as of the Effective Date (as defined in the Employment Agreement), Carolco Entertainment Inc.) for Cause (as defined in the Employment Agreement), or (ii) Kassar terminates his employment with the Company other than for Good Reason, Death, Retirement or Disability (each as defined in the Employment Agreement).

                    29. Principal and interest shall be payable in lawful money of the United States of America. Payments shall be applied first to interest on past due interest, then to past due interest, then to accrued interest and then to principal. All principal and interest not paid when due shall bear interest from such date until paid in full at the stated interest rate. Borrower may prepay all or part of this Note at any time and from time to time without penalty, provided, that Borrower shall prepay this Note pro rata with those certain promissory notes (the "Other Notes"), of even date herewith, made by it on behalf of each of Pioneer LDCA, Inc. and Le Studio Canal+.

                    30. An event of default hereunder shall occur if (a) any principal payment due hereunder is not paid as and when due, (b) any interest payment is not paid within 20 calendar days of its due date, (c) Borrower fails to timely comply in any material respect with any non-monetary obligation hereunder within 20 calendar days after receiving notice of such failure, (d) Borrower becomes insolvent (meaning the inability to meet its obligations as and when due), (e) Borrower makes an assignment for the benefit of its creditors or files a petition in bankruptcy, (f) Borrower is adjudged insolvent, (g) an involuntary petition in bankruptcy (or other similar statute) is filed against the Borrower and is not dismissed within 15 days after the filing thereof,
          (h) an event of default (as defined in the Other Notes) under one or both of the Other Notes shall have occurred and is continuing and such event has not been waived or tolled, or (i) Borrower fails to comply in any material respect with any covenant contained in the Security Agreement and all applicable cure periods have expired. If any such event of default occurs, the holder hereof, at its option, may declare all sums due hereunder immediately due and payable without notice or demand and, thereafter, any amounts due hereunder shall bear interest at the lower of (y) the maximum rate permitted by law or
          (z) 7.25% per annum.

                    31. No delay on the part of the holder of this Note nor the exercise of any power or right under this Note shall operate as a waiver of such power or right or preclude other or further exercise thereof or the exercise of any other power or right. The undersigned hereby waives presentment, demand for payment, notice of dishonor or acceleration, protest and notice of protest, and any and all other notices or demands in connection with delivery, acceptance, performance, default or enforcement of this Note.

                    32.  If this Note is not paid when due or if
          any event of default occurs hereunder, Borrower promises to pay all costs of enforcement and collection, including, but not limited to, reasonable attorneys' fees, whether or not such enforcement and collection includes the filing of a lawsuit.

                    33.  This Note shall inure to the benefit of
          Lender's successors and assigns and shall bind the successors and assigns of the Borrower.

                    34.  This Note is secured by the Amended and
          Restated Security and Pledge Agreement, dated as of April 30, 1993, by and between Borrower and Lender (the
          "Security Agreement").

                    35.  This Note is not transferable, provided
          that this Note may be sold, transferred or assigned by Lender to its affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended).
                    36. Any and all notices required or permitted under this Note to be delivered to any party hereto by any other party shall be deemed duly delivered when personally delivered to the party (including by express courier service) at the address set forth below, or any such other address as shall be given in writing by the respective party to all other parties:

          Borrower:           New Carolco Investments B.V.
                              Parklaan 46
                              3016 BC Rotterdam
                              The Netherlands
                              Attention:  Hans Schutte, Esq.

          with a copy to:     Skadden, Arps, Slate,
                                Meagher & Flom
                              300 South Grand Avenue
                              Los Angeles, California 90071
                              Attention: Brian J. McCarthy, Esq.

          Lender:             RCS Video International Services B.V.
                              Museumplein 11
                              1071 DJ Amsterdam
                              The Netherlands

          with a copy to:     Affari Legali e Societari
                              Rizzoli
                              Corso Garibaldi 86
                              20121 Milan Italy

          and:                Werbel McMillin & Carnelutti
                              711 Fifth Avenue
                              New York, New York  10022
                              Attention:  Paul D. Downs, Esq.

                    37.  This Note is subject to all applicable
          laws and treaties. This Note, its validity, construction and effect shall be governed by and construed under the laws of The Netherlands applicable to contracts executed therein and wholly to be performed therein. Words used in the singular shall include the plural and vice versa. If any part of this Note is declared invalid or unenforceable by any governmental authority or court of competent jurisdiction, the validity of the balance of this Note shall not be affected.

                    38.  Borrower and Lender, each as to and for
          the benefit of the other: (a) hereby irrevocably submit to the exclusive jurisdiction of the courts of The Netherlands (the "Applicable Court") for the purpose of any action, suit or proceeding arising out of or based upon the subject matter of, or transactions contemplated by, this Note (each, an "Applicable Action"); (b) hereby irrevocably waive and agree not to assert (by way of motion, as a defense or otherwise) in any Applicable Action brought in the Applicable Court any claim (i) that it is not subject personally to the jurisdiction of the Applicable Court, (ii) that the Applicable Action is brought in an inconvenient forum, (iii) that the venue of the Applicable Action is improper, or (iv) that this Note or its subject matter may not for any other reason be enforced in the Applicable Court; (c) hereby irrevocably consent to service of process of the Applicable Court in the same manner as any other notice is served on Borrower or Lender (as the case may be) pursuant to Paragraph 8 above; and (d) irrevocably agree that final judgment (including exhaustion of all rights to appellate review) in any Applicable Action ("Judgment") shall be conclusive and may be enforced in any other jurisdiction (i) by action, suit or proceeding on the Judgment, a certified and true copy of which shall be absolutely conclusive evidence of the fact and of the amount of any liability under or pursuant to the Judgment, or (ii) in any other manner not prevented by any applicable law.

                    39. Notwithstanding anything herein or in the Security Agreement to the contrary, it is understood and agreed that this Note is intended to evidence a non-recourse obligation of Borrower, and Lender's sole recourse in the event of a default hereunder or thereunder is against the Collateral.
                    IN WITNESS WHEREOF, the undersigned has
          executed this Note on the day and year first above written.

                              NEW CAROLCO INVESTMENTS B.V.,
                              an entity organized under the laws
                              of The Netherlands

                              By:  /s/ Roberto C. Brazao Gomes
                                      Roberto C. Brazao Gomes
                                         Managing Director